As filed with the Securities and Exchange Commission on March 20, 2006

Registration No. 333-132282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SUMMIT BANK CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Georgia	6021	58-1722476
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

4360 Chamblee-Dunwoody Road

Atlanta, Georgia 30341

(770) 454-0400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Pin Pin Chau

Summit Bank Corporation

4360 Chamblee-Dunwoody Road

Atlanta, Georgia 30341

(770) 454-0400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Katherine M. Koops, Esq. Powell Goldstein LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street, NW Atlanta, Georgia 30309-3488 (404) 572-6600	Randolph A. Moore, III, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street, NW Atlanta, Georgia 30309-3424 (404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value	1,437,500	$15.675	$22,532,812	$2,411(3)

(1)	Includes shares of common stock which may be purchased by the underwriter to cover over-allotments, if any.
(2)	Based on the average of the high and low sales prices of the common stock on March 17, 2006 and estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
(3)	A filing fee of $2,461 was paid with the initial filing of this registration statement based on the calculation permitted under Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion dated March 17, 2006

PRELIMINARY PROSPECTUS

1,250,000 Shares

Common Stock

We are offering 1,250,000 shares of our common stock. Our common stock is currently quoted and traded on the Nasdaq National Market under the symbol “SBGA.” The last reported sale price of our common stock on the Nasdaq National Market on March 17, 2006 was $15.40 per share.

Investing in our common stock involves risks. Please refer to the section titled “ Risk Factors” beginning on page 7 of this prospectus.

	Per Share		Total

Public offering price		$		$
Underwriting discount	$		$
Proceeds to us, before expenses	$		$

We have granted the underwriter an option to purchase up to an aggregate of 187,500 additional shares of our common stock on the same terms as set forth above to cover over-allotments, if any. The underwriter may exercise this option at any time within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares to purchasers on or about                     , 2006, subject to customary closing conditions.

Keefe, Bruyette & Woods

The date of this prospectus is                     , 2006.

Atlanta, GA

San Jose / Fremont, CA

San Diego, CA

Houston, TX

Shanghai, China

Legend

- ★ Full Service Branch
- ■ Deposit Processing Center*
- ⬢ Loan Production Office
- ◆ Representative Office
- △ Concord Branch – *pending acquisition*

* Management expects to close deposit processing center in 2006

ABOUT THIS PROSPECTUS

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Unless otherwise indicated, all information in this prospectus assumes that the underwriter will not exercise their option to purchase additional common stock to cover over-allotments.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the banking market in Georgia, California and Texas. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, the terms “Summit,” “we,” “us” and “our” refer to Summit Bank Corporation, a Georgia corporation, and its subsidiary, The Summit National Bank.

SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including our financial statements and related notes, and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

Summit Bank Corporation

We are a bank holding company headquartered in Atlanta, Georgia. We operate seven full-service banking offices through our wholly owned bank subsidiary, The Summit National Bank (“Summit Bank”). We serve the banking and financial needs of various ethnic communities in the Atlanta, Georgia and San Francisco South Bay/San Jose, California areas, as indicated by the map on the inside front cover of this prospectus.

Through our subsidiary bank, we offer a range of lending services, primarily secured by real estate, to individuals and small and medium-sized businesses. In addition, we offer government-guaranteed loans to small businesses under the U.S. Small Business Administration (“SBA”) program. Core deposits are our principal source of funds for loans and investing in securities. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our local markets.

In addition to traditional community banking services, we also offer international banking services to better serve our customer base. Our international banking services help to facilitate trade and include inbound and outbound international fund transfers, documentary collections, import and export lines of credit and bankers acceptances. We also provide private banking services to qualified foreign individuals and businesses establishing operations in our markets and to clients living in the U.S. who have international business objectives.

At December 31, 2005 we had $525.9 million in assets, $358.0 million in net loans, $438.2 million in deposits and shareholders’ equity of $36.6 million. For the year ended December 31, 2005, we earned $6.1 million, or $1.07 per diluted share. These earnings represent increases of 18.6% and 17.6%, respectively, over the same period in 2004. Our returns on average assets and shareholders’ equity for the year ended December 31, 2005 were 1.16% and 17.36%, respectively.

We organized as a bank holding company in 1986 and commenced banking operations in 1988 through Summit Bank. From December 31, 2001 to December 31, 2005, we have increased the penetration of our historical markets through organic growth and the opening of new offices. Specifically, we have:

•	increased our total assets from $341.4 million to $525.9 million;

•	increased our total deposits from $294.9 million to $438.2 million;

•	increased our total loans from $219.7 million to $358.0 million; and

•	opened an additional branch in northern metropolitan Atlanta, Georgia; a branch in Fremont, California; a representative office in Shanghai, China and a loan production office in San Diego, California.

We expanded into the cities listed above based on the market opportunity presented by their multi-ethnic populations. We plan to continue this growth through our pending acquisition of Concord Bank, National Association (“Concord Bank”), a commercial bank located in Houston, Texas. Concord Bank operates one full-service branch serving Houston’s Asian-American community, which we believe is an attractive market for us. According to U.S. Census 2003 statistics, the Asian-American community represents approximately 5.79% of Houston’s population. Concord Bank’s customer base consists primarily of Asian-Americans.

Market Areas

We seek an entrepreneurial customer base, including individuals, professionals and small to medium-sized businesses in our markets. Our strategy targets the growing multi-ethnic populations in major U.S. cities, including Atlanta, Georgia; San Jose, California; San Diego, California and, through our pending acquisition of Concord Bank, Houston, Texas. We are the largest community bank headquartered in Atlanta, Georgia with this particular focus. We believe our customers can benefit from our diverse workforce and our understanding of multiple cultures and markets. We offer multi-lingual services to our customers primarily in English, Chinese, German, Korean, Spanish and Vietnamese, but we also provide services in other languages.

Our targeted Asian-American population (which includes Asian-Indian, Chinese, Korean and Vietnamese ethnic groups) constitutes approximately 60% of our customer base. According to the U.S. Census Bureau, from 1990 to 2000, the Asian-American population (as defined by the U.S. Census Bureau) grew 35.2% in California; 134.8% in Georgia; and 48.3% in the U.S. as a whole. In addition, our targeted Asian-American customer base is generally more educated than the U.S. population as a whole. According to the 2000 U.S. Census, 49.4% of Asian-Americans over the age of 25 have a college education, compared to 27.8% of the U.S. population over the age of 25 as a whole. Another favorable demographic is that as of February 2006, according to the U.S. Department of Labor, the unemployment rate for Asian-Americans was 3.2%, compared to 5.1% for the U.S. as a whole. We also serve the Latin-American community in Atlanta and San Jose and the German community in Atlanta. Approximately 20-25% of our customer base is comprised of customers without a particular cultural or ethnic identity. Internally, we refer to this customer base as “mainstream.”

We conduct business through our five full-service banking offices in the Atlanta metro area and two branches in the San Francisco South Bay/San Jose area, where we focus on the multi-ethnic population of these cities. Our full-service offices are located in business areas where many of the businesses are owned by immigrants and other minority groups. Our client base reflects the multi-ethnic composition of these communities. Approximately 80% of our deposits are in the Atlanta metropolitan statistic area (“MSA”) with the remaining 20% in California in the San Francisco and San Jose MSAs.

Business Strategy

We expect to grow our business and increase our profitability by employing the following strategies:

Deliver Superior Relationship Banking to Entrepreneurial Customers.    We want to be the best bank in our markets for owner-managed businesses, including ethnic businesses. We believe we understand what small businesses need in order to grow, and therefore can foster a supportive environment to help them achieve their business goals. We believe our friendly service, coupled with knowledgeable and experienced staff, allow us to strengthen customer relationships. We believe our customer loyalty provides us with a competitive advantage.

Cater to the Needs of Ethnic Communities.    We aim to be a multicultural organization that serves the needs of the multi-ethnic populations of our communities, including our mainstream customers. We want to bridge the immigrant and mainstream perspective by breaking down the language and cultural barriers faced by immigrants. We offer a multilingual staff that has first hand knowledge of different communities and cultures. Our employees speak over two dozen languages with over half being fluent in at least two languages. We value diversity and this is reflected in the composition of our Board of Directors, which is ethnically diverse and active in the ethnic communities that we serve.

Increase Our International Banking Services.    In the upcoming year, we intend to emphasize our international banking products and capabilities. We believe that there are few other banks in our markets that offer similar services or make international trade decisions locally and as quickly as we do. In 2004, we opened our representative office in Shanghai, China, which allows us to capitalize on our international trade services for our domestic customers through a network of approximately 300 banks worldwide.

Expand Our Products and Services to Meet the Needs of our Diverse Customer Base.    We continually seek to expand our financial products and services to meet the needs of our customers. We strive to provide the product offerings of larger banks but with a community feel. We offer commercial and small business loans and, to a lesser extent, consumer loans, to our customers. In addition, we offer international trade finance for domestic customers, private banking services and the services of our Shanghai representative office to support our multi-ethnic customer base.

Improve Core Profitability.    We intend to continue to grow our earnings through improvements in net interest income and noninterest income, such as fee income. We believe that highlighting our international business expertise and Shanghai presence will improve our fee income in the future. In addition, our focus on increasing core deposits will help to keep our cost of funds low. In 2005, we focused on making our balance sheet more efficient by decreasing our dependence on high-cost funding for loans. We believe by de-leveraging the balance sheet that we are in a position to reap the benefits of a rising rate environment and maintain flexibility to take advantage of future expansion opportunities. By managing our balance sheet, we believe we can adapt more readily to changes in the interest rate environment and maximize earnings and value for our shareholders. We plan to continue to emphasize this flexibility as we respond to further economic developments in the future.

Maintain Excellent Asset Quality.    We consider credit quality to be of primary importance and have taken measures to ensure that we consistently maintain excellent asset quality through our strong credit culture, extensive underwriting procedures and regular loan review. As of December 31, 2005, our nonperforming assets, including accruing loans 90 days past due, as a percentage of total loans were 0.33% and our net charge-offs to average loans for 2005 were 0.16%. Our allowance for loan losses to total loans was 1.27% at December 31, 2005.

Recent Developments

To further execute our strategy of catering to the needs of ethnic communities, we recently took the following actions:

On December 12, 2005, we announced the execution of a definitive agreement to acquire Concord Bank. At December 31, 2005, Concord Bank had total assets of approximately $116.0 million, total deposits of approximately $102.7 million, total net loans of approximately $95.9 million and total shareholders’ equity of approximately $11.7 million. Under the terms of the agreement, Concord Bank will merge with and into Summit Bank, and Concord Bank’s shareholders will receive an aggregate of $23.7 million in cash for their shares of Concord Bank common stock in the merger. We intend to operate Concord Bank as a division of Summit Bank, under Concord Bank’s existing brand name. The Office of the Comptroller of the Currency has approved the acquisition, and we expect to complete it on or about April 1, 2006 pending satisfaction of other customary conditions.

Additionally, in January 2006, we opened a loan production office in San Diego, California to serve the emerging Chinese market in the area.

General Information

We are a Georgia corporation. Our headquarters are located at 4360 Chamblee-Dunwoody Road, Atlanta, Georgia 30341, and our telephone number at that address is (770) 454-0400.

We maintain a website at www.summitbk.com where our most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K are available without charge, as soon as reasonably practicable following the time we file them with or furnish them to the SEC. See “Where You Can Find More Information” elsewhere in this prospectus. Information on our website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered(1)	1,250,000 Shares

Common stock to be outstanding after this offering(1)(2)	6,944,604 Shares

Public offering price per share	$[ ]

Net proceeds

The net proceeds of this offering will be approximately $17,819,000, assuming a public offering price of $15.40 per share (based on the March 17, 2006 closing price) and after deducting underwriting discounts and commissions and estimated offering expenses, without giving effect to the underwriter’s overallotment option.

Use of proceeds	We intend to use all of the net proceeds of this offering to finance the acquisition of Concord Bank. See “Use of Proceeds” on page 16.

Risk Factors	See “Risk Factors” beginning on page 7 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend Policy

We began paying quarterly cash dividends in 1995 and paid quarterly cash dividends of $0.10 per share in 2004 and 2005 for a total cash dividend of $0.40 per share for each year. On February 24, 2006, we paid a cash dividend for the first quarter of 2006 of $0.10 per share. Any future determination relating to dividend payments will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant. See “Price Range of Our Common Stock and Dividends” on page 17.

Nasdaq National Market symbol	Our common stock is listed on the Nasdaq National Market under the symbol “SBGA.”

(1)	The number of our shares offered assumes that the underwriter does not exercise its over-allotment option. If the underwriter does exercise its over-allotment option, we will issue and sell up to an additional 187,500 shares.

(2)	The number of shares outstanding after this offering is based on the number of shares outstanding on March 17, 2006 and excludes 85,000 shares issuable upon the exercise of stock options outstanding as of March 17, 2006 at a weighted average exercise price of $15.03 per share, 594,409 shares as of March 17, 2006 that we may issue under our stock option plans and shares that may be issued upon the exercise of the underwriter’s over-allotment option, if any.

Summary Consolidated Financial Data

Our summary consolidated financial data is presented below as of and for the years ended December 31, 2001 through 2005. The summary financial data presented below as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, are derived from our audited consolidated financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 21. The summary consolidated financial data as of December 31, 2003, 2002 and 2001 and for the two years ended December 31, 2002 and 2001 have been derived from our audited consolidated financial statements that are not included in this prospectus. Our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 are included as exhibits to our annual reports on Form 10-K filed with the Securities and Exchange Commission on March 19, 2004, March 28, 2003 and March 27, 2002, respectively. The per share financial data presented below has been adjusted to give effect to the 3-for-2 stock split in the form of a stock dividend effected on February 17, 2004.

The financial information presented in the table below is not necessarily indicative of the financial condition, results of operations or cash flows of any other period.

	As of or for the year ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except share and per share data)
Balance Sheet Data:
Total assets	$525,922	$547,708	$477,145	$402,860	$341,443
Investment securities	125,187	151,891	125,726	112,924	90,209
Loans	357,986	339,205	317,072	258,723	219,744
Allowance for loan losses	4,555	4,549	4,047	3,435	3,234
Deposits	438,232	434,453	368,599	317,426	294,924
Federal Home Loan Bank advances	20,000	25,000	25,000	20,000	10,000
Other borrowed funds	8,717	35,394	34,957	30,725	5,466
Long-term debentures	12,000	12,000	12,000	—	—
Shareholders’ equity	36,639	34,629	32,736	31,176	27,396

Income Statement Data:
Interest income	$31,261	$26,828	$23,648	$21,901	$23,539
Interest expense	10,274	8,260	7,145	8,099	11,074
Net interest income	20,987	18,568	16,503	13,885	12,587
Provision for loan losses	539	1,090	1,199	1,130	755
Net interest income after provision for loan losses	20,448	17,478	15,304	12,672	11,710
Noninterest income	3,633	3,790	3,829	4,940	3,062
Noninterest expense	15,583	13,737	12,211	11,808	11,002
Income before income tax expense	8,498	7,531	6,922	5,887	3,892
Income tax expense	2,386	2,378	2,100	1,743	1,280
Net income	6,112	5,153	4,822	4,144	2,612

	As of or for the year ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except share and per share data)
Per Share Data:
Book value	$6.43	$6.09	$5.79	$5.51	$4.72
Basic earnings	1.07	0.91	0.85	0.74	0.44
Diluted earnings	1.07	0.91	0.85	0.74	0.44
Weighted-average shares outstanding—basic	5,694,222	5,686,563	5,652,604	5,636,904	5,905,365
Weighted-average shares outstanding—diluted	5,695,765	5,687,303	5,672,007	5,646,608	5,905,365
Dividends declared	$0.40	$0.40	$0.35	$0.27	$0.24
Dividend payout ratio	37.26%	44.15%	40.63%	36.36%	53.73%

Performance Ratios:
Return on average assets	1.16%	1.03%	1.11%	1.12%	0.80%
Return on average equity	17.36%	15.29%	15.09%	14.61%	9.65%
Efficiency ratio	63.30%	61.84%	60.35%	63.59%	71.43%
Net interest margin	4.31%	3.96%	4.10%	4.04%	4.18%
Average loans to average deposits	79.61%	83.37%	81.30%	78.56%	72.42%

Capital Ratios:
Average equity to average assets	6.67%	6.72%	7.38%	7.60%	8.31%
Tier I capital to risk-weighted assets	12.91%	12.41%	12.26%	10.23%	11.06%
Total capital to risk-weighted assets	14.12%	13.92%	14.09%	11.49%	12.31%
Tier I capital to average tangible assets	9.37%	8.56%	8.52%	7.04%	7.69%

Asset Quality Ratios:
Net loans charged-off to average loans	0.16%	0.18%	0.21%	0.38%	0.33%
Provision for loan losses to average loans	0.16%	0.33%	0.42%	0.47%	0.33%
Non-performing assets to total loans and other real estate	0.33%	0.84%	0.12%	0.39%	0.21%
Allowance for loan losses to total loans	1.27%	1.34%	1.28%	1.33%	1.47%

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment

Risks Related to Our Business

If we do not promptly and successfully complete our acquisition of Concord Bank and integrate it and its internal controls into our business, we may not realize the expected benefits from the acquisition.

On December 8, 2005, we entered a binding contract to acquire Concord Bank. The acquisition is contingent upon conditions that may occur on a delayed basis or not at all. A delayed closing will set back our efforts to integrate Concord Bank’s business with ours and to expand our business into the Houston market. If we are unable to close the acquisition, we will have diverted resources away from pursuits that would have proved ultimately to be more beneficial to our business.

In addition, if we consummate the transaction, we may encounter unforeseen expenses as well as difficulties and complications in integrating Concord Bank’s operations with our overall operations. We expect to maintain most of Concord Bank’s key customers and personnel and integrate Concord Bank’s systems and procedures into ours with minimal cost and diversion of management time and attention. If we are unable to integrate Concord Bank in a timely manner, or if we experience disruptions with Concord Bank’s customer relationships or departures in Concord Bank’s key personnel, the anticipated benefits of the acquisition of Concord Bank may not be realized and our results of operations may be adversely affected. Pursuant to the merger agreement, if we do not consummate this transaction by April 30, 2006, either party has the right to terminate the merger.

If the value of real estate in our primary market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At December 31, 2005, approximately 76% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Because of our geographic concentrations, a decline in the local economic conditions of any of our primary market areas may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

We have a concentration of credit exposure to borrowers in the retail trade industry and to small to medium-sized businesses.

At December 31, 2005, we had total credit exposure of approximately $128.1 million to borrowers in the retail trade industry, representing approximately 35.8% of our total loans outstanding as of that date. Our borrowers in this industry consist principally of convenience stores, restaurants, food stores and liquor stores. If these lines of business experience an economic slowdown, our borrowers in these businesses could become unable to perform their obligations under their loan agreements. This could negatively affect our earnings and cause the value of our common stock to decline.

Additionally, a substantial focus of our marketing and business strategy is to serve small to medium-sized businesses in our primary market areas. As a result, a relatively high percentage of our loan portfolio consists of commercial loans to these businesses. At December 31, 2005, commercial loans accounted for approximately 99% of our total loans. During periods of economic weakness, small to medium-sized businesses may be impacted more severely than larger businesses. Consequently, their ability to repay their loans may deteriorate, which would adversely affect our results of operations and financial condition.

We have a concentration of credit exposure in commercial real estate.

At December 31, 2005, we had approximately $125.8 million in loans to borrowers in the commercial real estate industry, representing approximately 35.1% of our total loans outstanding as of that date. The real estate consists primarily of office buildings and shopping centers and also includes apartment buildings, owner-occupied properties and warehouses. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. They are also typically larger than residential real estate loans and consumer loans and depend on the cash flows from the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our international banking services involve risks presented by economic and political volatility.

For the year ended December 31, 2005, interest income and fees from international banking services represented approximately 8% of our revenues and increased by 47% as compared to 2004. These fees are subject to volatility resulting from global economic and political uncertainties. Additionally, our international banking fee income typically increases as volume in international trade by our clients increases. As a result, events such as terrorist attacks, military actions, natural disasters and changes in laws or regulations governing cross-border transactions could decrease international trade activity and reduce our fee income. Given our emphasis on providing international banking services for our domestic customers, such events may have greater impact on us than on other community banks.

We are subject to a recent consent order from the OCC relating to our compliance with the Bank Secrecy Act (“BSA”). If the OCC finds that we continue to experience deficiencies in our BSA compliance, it could restrict our activities, impose civil money penalties or place limitations on the conduct of our business that could have a material adverse effect on us.

On January 17, 2006, we consented to the issuance of a consent order from the OCC that requires us to improve our compliance and operations infrastructure with respect to the BSA.

As part of the consent order, we agreed to strengthen our BSA internal controls, including the appointment of a compliance committee and the development and implementation of enhanced policies and procedures for BSA compliance; to enhance our programs and controls for customer identification and Suspicious Activity Reporting; to enhance our BSA audit functions; and to improve employee training relating to the detection and prevention of money laundering. We have incurred approximately $70,000 in additional expenses related to these activities and expect to incur similar expenses in connection with this regulatory action in the future. If the OCC finds that we continue to experience deficiencies in our BSA compliance, it could restrict our activities, impose civil money penalties, or place limitations on the conduct of our business that could have a material adverse effect on us. If the OCC continues to pursue regulatory action against us, our reputation could deteriorate.

We face strong competition from larger, more established competitors.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions, which operate in our primary market areas and elsewhere. We also compete with locally-based “niche” banks that serve the Asian-American and other ethnic communities in our primary market areas. These banks are more established in the communities they serve and may be more familiar to local residents. We may have a competitive disadvantage compared to these banks because of our lack of familiarity with the local markets.

We compete with these institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions, and we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification. Many of these competitors have substantially greater resources, lending limits and operating histories than we do and may offer services that we do not or cannot provide.

Our business could be harmed if we lose the services of any of our senior management team and are unable to recruit or retain a suitable replacement.

We believe that our success to date and our prospects for future success depend significantly on the efforts of our senior management team, which includes Pin Pin Chau, our Chief Executive Officer; David Yu, our President and Chairman of the Board of Summit Bank; Thomas J. Flournoy, our Chief Financial Officer; and H. A. Dudley, Jr., Executive Vice President and Chief Lending Officer of Summit Bank. We do not have an employment agreement with these officers or with any of our employees. Therefore, they are free to terminate their employment with us at any time, and we could have difficulty replacing our officers with equally competent persons who are experienced in the specialized aspects of our business. The loss of the services of any of these persons could have an adverse effect on our business. In particular, Ms. Chau has announced her intention to retire in 2007, and we may not be successful in identifying or retaining a chief executive officer with the skills necessary to lead our company successfully.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could adversely affect our business and the trading price of our stock.

We are currently in the process of evaluating our internal controls system to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. Following the consummation of our acquisition of Concord Bank, we will include its internal controls in this process and intend to integrate them with ours. As part of this process, we will perform the system and process evaluations and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Assuming we complete this offering during the first or second quarter of 2006, we may be required to begin complying with Section 404 as early as the current fiscal year; however, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, certain control deficiencies. If we fail to satisfy the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the Nasdaq National Market. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, and our stock price could be significantly adversely affected as a result.

We face risks with respect to future expansion and acquisitions or mergers.

We may seek to acquire other financial institutions or parts of those institutions and may continue to engage in de novo branch expansion in the future. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners may negatively affect our business;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices and the delays between these activities and the generation of sufficient assets and deposits to support the costs of the expansion may negatively affect our business;

•	we may not be able to finance an acquisition without diluting our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction may detract from their business productivity;

•	we may enter into new markets where we lack experience;

•	we may introduce new products and services into our business with which we have no prior experience; and

•	we may incur an impairment of goodwill associated with an acquisition and experience adverse short-term effects on our results of operations.

In addition, no assurance can be given that we will be able to integrate our operations after an acquisition without encountering difficulties including, without limitation:

•	the loss of key employees and customers; and

•	the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

Successful integration of our operations with another entity’s will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. If we have difficulties with an integration, we might not achieve the economic benefits we expect to result from any particular acquisition or merger. In addition, we may experience greater than expected costs or difficulties relating to such integration.

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We expect to use proceeds from this offering to finance the acquisition of Concord Bank. We intend to continue pursuing a growth strategy for our business. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We may not be able to expand our market presence in our existing markets or enter new markets successfully, and such expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Our expansion plans may require us to raise additional capital in the future, but that capital may not be available when it is needed or may be available only on unfavorable terms that could have a material adverse effect on our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. Alternatively, we may be able to raise capital only by issuing debt on unfavorable terms to us that could have a material adverse effect on our financial condition and results of operations.

We are subject to the local economies where we operate, and unfavorable economic conditions in these areas could have a material adverse effect on our financial condition and results of operations.

Our success depends upon the growth in population, income levels and deposits in our primary market areas. If the communities, and more specifically the ethnic communities, in which we operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and our financial performance. Economic recession over a prolonged period or other economic problems in our market areas could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services. Future adverse changes in the economies in our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in our primary market areas is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As a community bank, we are less able to spread the risk of unfavorable local economic conditions than larger or more regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas even if they do occur. See “Business” on page 43.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. Various factors, such as poor economic conditions, changes in interest rates, regulatory and legislative considerations and competition may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our directors and executive officers own a significant portion of our common stock and can influence shareholder decisions.

Our directors and executive officers, as a group, beneficially owned approximately 28% of our fully diluted outstanding common stock as of March 17, 2006. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to influence the outcome of any matter submitted to our shareholders for approval, including the election of directors. The directors and executive officers may vote to cause Summit to take actions with which you do not agree or that are not beneficial to you as a shareholder.

Antitakeover provisions of our articles of incorporation may increase the control by current directors in a way that you do not favor.

Certain provisions of our articles of incorporation may be deemed to have the effect of making an acquisition of control of our company more difficult when attempted in a transaction not approved by our Board of Directors. Our articles of incorporation authorize the issuance of “special stock” with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue special stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the special stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of special stock, we may issue such shares in the future.

Our articles of incorporation also provide that the Board of Directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause upon a 66 2/3% vote of our shareholders. These provisions could enable a minority of our shareholders to prevent the removal of a director sought to be removed by a majority of the shareholders and may tend to enhance management’s ability to retain control over our affairs and to preserve the director’s present position on the board.

Finally, our articles of incorporation require approval by at least 66 2/3% of our shareholders of a merger or consolidation with, or sale of at least 20% of our assets to, another entity if that entity and its affiliates beneficially own more than five percent of our then-outstanding shares of common stock. This special voting requirement will not apply, however, to a transaction approved by at least 80% of our directors. This provision makes it more difficult for a potential acquiror to acquire us without significant support from our Board of Directors. Amendment of any of the provisions of our articles of incorporation requires the vote of at least 66 2/3% of our shareholders.

Risks Related to Our Industry

Changes in the interest rate environment could reduce our profitability.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Recently, interest rate spreads have generally narrowed due to changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect our earnings and financial condition. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Even if rates remain constant, a decrease in the percentage of our deposit base consisting of non-interest-bearing deposits could adversely affect our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates. In addition, any significant increase in prevailing interest rates could adversely affect our mortgage banking business because higher interest rates could cause customers to request fewer refinancings and purchase money mortgage originations.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. Our underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, may not prevent unexpected losses that could materially adversely affect our results of operations. See “Business” on page 43.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be inaccurate due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses was $4.6 million, or 1.27% of loans, as of December 31, 2005.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize future loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

As a bank holding company, we are primarily regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Our bank subsidiary is primarily regulated by the Office of the Comptroller of the Currency (the “OCC”). Our compliance with Federal Reserve and OCC regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission and the Nasdaq National Market that apply to us have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we may experience greater compliance costs.

Changes in monetary policies may have an adverse effect on our business.

Our results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could have an adverse effect on our deposit levels, loan demand or business and earnings. See “Supervision and Regulation” on page 63.

Risks Related to This Offering

The market price of our common stock may decline after the stock offering.

The price per share at which we sell our common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of common stock in this offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

Investors in this offering will experience immediate and substantial dilution.

Purchasers in this offering will experience immediate dilution in the net tangible book value of our common stock from the offering price of $[            ] per share. To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional dilution. Our Board of Directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering. Our articles of incorporation provide the Board of Directors with the ability to issue special stock and to set the terms and preferences of such special stock. Special stock may entitle its holders greater redemption and dividend preferences over our common stock, resulting in dilution of our common shares when we redeem stock or issue dividends. Additional dilution may also occur upon the exercise of options granted by us under our stock incentive plan. See “Management—Compensation of Directors and Executive Officers” on page 59.

Even though our common stock is currently traded on the Nasdaq National Market, it has substantially less liquidity than the average stock quoted on a national securities exchange.

The trading volume in our common stock on the Nasdaq National Market is relatively low when compared with larger companies listed on the Nasdaq National Market or stock exchanges. We cannot say with any certainty that a more active and liquid trading market for our common stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares, and you may not be able to sell your shares at all.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. As a result, sales of substantial amounts of our common stock in the market, or the potential for such sales, could cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

The market price of our common stock could fluctuate significantly.

We may experience significant volatility in the market price of our common stock. Factors that may affect the price of our common stock include the depth and liquidity of the market for our common stock, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly operating results, changes in analysts’ earnings estimates, changes in general conditions in the economy or financial markets or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, from time to time the stock market experiences extreme price and volume fluctuations. This volatility may significantly affect the market price of our common stock for reasons unrelated to our operating performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus, including, without limitation, matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared.

These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to the following:

•	the effects of future local, national and international political and economic conditions;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes and compliance;

•	international currency fluctuations;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of the war on terrorism, and more specifically the U.S. led war in Iraq;

•	interest rate and credit risks;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions, including our proposed acquisition of Concord Bank, to which we or our subsidiary may from time to time be a party, including, without limitation, our ability to successfully integrate any businesses that we acquire; and

•	the failure of assumptions underlying the establishment of allowances for loan losses.

All written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus beginning on page 7. We do not intend to update or revise, and assume no responsibility for updating or revising, any forward-looking statements contained in, or incorporated by reference into, this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Our net proceeds from the sale of 1,250,000 shares of our common stock in this offering will be approximately $17.8 million, assuming a public offering price of $15.40 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter’s over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $20.5 million.

We intend to use all of the net proceeds of this offering to finance the acquisition of Concord Bank. We have no present agreements or definite plans relating to any acquisitions other than the acquisition of Concord Bank, which we expect to complete on or about April 1, 2006. Pending this use, the net proceeds will be invested by us in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments.

From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than or in addition to common stock.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is listed on the Nasdaq National Market under the symbol “SBGA.” As of March 17, 2006, the closing price of our stock was $15.40 per share. As of March 17, 2006, there were 5,694,604 shares of our common stock outstanding, held by approximately 334 holders of record. The par value of our common stock is $0.01 per share. Additionally, there are an estimated 1,138 shareholders who hold shares in various brokerage and investment accounts.

The following table sets forth for the periods indicated the high and low sale prices (adjusted for stock splits) for our common stock as reported by the Nasdaq National Market and the cash dividends paid per share on our common stock during each quarter.

	High	Low	Cash Dividends Per Share
2006
First quarter*	$16.49	$14.60	$0.10

2005
Fourth quarter	$16.70	$14.10	$0.10
Third quarter	15.28	13.65	0.10
Second quarter	16.30	13.25	0.10
First quarter	17.30	15.01	0.10

2004
Fourth quarter	$18.70	$16.25	$0.10
Third quarter	18.68	15.90	0.10
Second quarter	17.60	14.02	0.10
First quarter	16.98	10.90	0.10

*	Through March 17, 2006

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We paid cash dividends of $0.40 per share in each of 2005 and 2004 and a quarterly cash dividend of $0.10 per share in the first quarter of 2006. Although we currently plan to continue paying cash dividends on a quarterly basis, our dividend policy may change in the future. The declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and the Board of Directors’ consideration of other relevant factors.

There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of December 31, 2005, we had approximately $12.0 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, or if we fail to comply with certain covenants under our loan agreements, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures and until we comply with the covenants under our loan agreements.

Our principal source of cash will be dividends paid by Summit Bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. As of December 31, 2005, an aggregate of approximately $8.56 million was available for payment of dividends by Summit Bank to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of Summit Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. See “Supervision and Regulation—Payment of Dividends” on page 68.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2005 on two bases:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the receipt of the net proceeds from the offering.

The as adjusted capitalization assumes that 1,250,000 shares of common stock are sold by us at $15.40 per share (based on the closing price per share of our common stock on March 17, 2006, as reported by the Nasdaq National Market) and that the net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately $17,819,000.

	Actual	As Adjusted(1)
	(Dollar amounts in thousands, except per share data)
Long-Term Indebtedness:
Junior Subordinated Debentures(2)	$12,000	$12,000
Shareholders’ Equity:
Special stock, no par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 100,000,000 shares authorized; 5,694,604 shares issued and outstanding; 6,944,604 shares issued and outstanding as adjusted	57	70
Additional paid-in capital	17,504	35,310
Retained earnings	21,069	21,069
Accumulated other comprehensive loss	(1,991)	(1,991)

Total shareholders’ equity	$36,639	$54,458

Total long-term indebtedness and shareholders’ equity	$48,639	$66,458

Book value per share	$6.43	$7.84

Capital Ratios:
Tier I capital to risk adjusted assets	12.91%	17.56%
Total capital to risk adjusted assets	14.12%	18.76%
Tier I capital to average tangible assets	9.37%	12.35%

(1)	Assumes net proceeds of $17.82 million and an offering of 1,250,000 shares at an offering price of $15.40 per share. Also assumes no exercise of the underwriter’s overallotment option.

(2)	Consists of debt issued in connection with our trust preferred securities.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the years ended December 31, 2001 through 2005. The summary financial data presented below as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, are derived from our audited consolidated financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 21. The summary consolidated financial data as of December 31, 2003, 2002 and 2001 and for the two years ended December 31, 2002 and 2001 have been derived from our audited consolidated financial statements that are not included in this prospectus. Our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 are included as exhibits to our annual reports on Form 10-K filed with the Securities and Exchange Commission on March 19, 2004, March 28, 2003 and March 27, 2002, respectively. The per share financial data presented below has been adjusted to give effect to the 3-for-2 stock split in the form of a stock dividend effected on February 17, 2004.

	As of or for the year ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except share and per share data)
Balance Sheet Data:
Total assets	$525,922	$547,708	$477,145	$402,860	$341,443
Investment securities	125,187	151,891	125,726	112,924	90,209
Loans	357,986	339,205	317,072	258,723	219,744
Allowance for loan losses	4,555	4,549	4,047	3,435	3,234
Deposits	438,232	434,453	368,599	317,426	294,924
Federal Home Loan Bank advances	20,000	25,000	25,000	20,000	10,000
Other borrowed funds	8,717	35,394	34,957	30,725	5,466
Long-term debentures	12,000	12,000	12,000	—	—
Shareholders’ equity	36,639	34,629	32,736	31,176	27,396

Income Statement Data:
Interest income	$31,261	$26,828	$23,648	$21,901	$23,539
Interest expense	10,274	8,260	7,145	8,099	11,074
Net interest income	20,987	18,568	16,503	13,885	12,587
Provision for loan losses	539	1,090	1,199	1,130	755
Net interest income after provision for loan losses	20,448	17,478	15,304	12,672	11,710
Noninterest income	3,633	3,790	3,828	4,940	3,062
Noninterest expenses	15,583	13,737	12,211	11,808	11,002
Income before income tax expense	8,498	7,531	6,922	5,887	3,892
Income tax expense	2,386	2,378	2,100	1,743	1,280
Net income	6,112	5,153	4,822	4,144	2,612

Per Share Data:
Book value	$6.43	$6.09	$5.79	$5.51	$4.72
Basic earnings	1.07	0.91	0.85	0.74	0.44
Diluted earnings	1.07	0.91	0.85	0.74	0.44
Weighted-average shares outstanding—basic	5,694,222	5,686,563	5,652,604	5,636,904	5,905,365
Weighted-average shares outstanding—diluted	5,695,765	5,687,303	5,672,007	5,646,608	5,905,365
Dividends declared	$0.40	$0.40	$0.35	$0.27	$0.24
Dividend payout ratio	37.26%	44.15%	40.63%	36.36%	53.73%

	As of or for the year ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except share and per share data)

Performance Ratios:
Return on average assets	1.16%	1.03%	1.11%	1.12%	0.80%
Return on average equity	17.36%	15.29%	15.09%	14.61%	9.65%
Efficiency ratio	63.30%	61.84%	60.35%	63.59%	71.43%
Net interest margin	4.31%	3.96%	4.10%	4.04%	4.18%
Average loans to average deposits	79.61%	83.37%	81.30%	78.56%	72.42%

Capital Ratios:
Average equity to average assets	6.67%	6.72%	7.38%	7.60%	8.31%
Tier I capital to risk-weighted assets	12.91%	12.41%	12.26%	10.23%	11.06%
Total capital to risk-weighted assets	14.12%	13.92%	14.09%	11.49%	12.31%
Tier I capital to average tangible assets	9.37%	8.56%	8.52%	7.04%	7.69%

Asset Quality Ratios:
Net loans charged-off to average loans	0.16%	0.18%	0.21%	0.38%	0.33%
Provision for loan losses to average loans	0.16%	0.33%	0.42%	0.47%	0.33%
Non-performing assets to total loans and other real estate	0.33%	0.84%	0.12%	0.39%	0.21%
Allowance for loan losses to total loans	1.27%	1.34%	1.28%	1.33%	1.47%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our financial statements and notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus.

All per share data has been retroactively adjusted for the 3-for-2 stock split in the form of a stock dividend effected on February 17, 2004. Retroactive adjustments were also made to all per share data for the previous stock splits. Certain reclassifications have been made to the prior years’ financial presentation to conform to the current year presentation.

Overview

As of December 31, 2005, we had total assets of $525.9 million, total loans of $358.0 million, total deposits of $438.2 million and shareholders’ equity of $36.6 million. While loan and deposit growth slowed compared to historic growth rates and total assets declined as a result of the repositioning of our balance sheet to reduce our dependence on high-cost funding, in 2005 we saw an increase of 3.5% in average loans outstanding and an increase of 8.4% in average deposits. In 2005, our net income was $6.1 million, resulting in basic and diluted net income of $1.07 per share, compared to net income of $5.2 million, resulting in basic and diluted net income of $0.91 per share in 2004. Income increases outpaced expense increases as a result of the rising interest rate environment, the repositioning of our balance sheet, reduced loan loss provisions due to improved credit quality and a strong increase in our fee-based international trade business.

We believe that our net income will continue to improve in 2006 as a result of our proposed acquisition of Concord Bank, further repositioning of our balance sheet and our branching and marketing efforts.

Effect of Pending Business Acquisition

On December 12, 2005, we entered into an agreement to acquire Concord Bank, a commercial bank headquartered in Houston, Texas. At December 31, 2005, Concord Bank had total assets of approximately $116.0 million, total deposits of approximately $102.6 million, total net loans of approximately $97.1 million and total shareholders’ equity of approximately $11.7 million. The acquisition of Concord Bank is expected to be completed on or about April 1, 2006. Accordingly, the results of operations and financial condition included in this prospectus do not include the results of operations or financial condition of Concord Bank.

Critical Accounting Policies

In reviewing and understanding our financial information, you are encouraged to read and understand the significant accounting policies which are used in preparing our consolidated financial statements. These policies are described in Note 1 to our consolidated financial statements which are presented elsewhere in this prospectus. Of these policies, we believe that our accounting policy for the allowance for loan losses is the most critical, as the amount of the allowance is based on a number of subjective factors. The allowance is replenished by means of a provision for loan losses that is charged against our earnings. As a result, earnings will vary based, in part, on subjective judgments made by us relating to our provision for loan losses.

Losses on loans result from a broad range of causes including borrower-specific problems, industry-wide issues and the impact of the economic environment. The identification of the factors that may lead to default or non-performance under a borrower loan agreement and the estimation of subsequent losses are both subjective determinations. In addition, a dramatic change in the performance of a small number of borrowers can have a significant impact on the overall estimate of losses. Broader economic factors, such as the depth and duration of any economic recession, can also have a material impact on the analysis of the allowance. Another factor in the analysis is a consideration of concentrations of credit within specific industry sectors. We monitor loan concentrations in any one industry in relation to our capital and have established limits to mitigate these risks. At December 31, 2005, our largest concentrations were retail trade loans (convenience stores, restaurants, food markets and liquor stores) which totaled approximately $128.1 million, or 243% of capital, commercial real estate loans which totaled approximately $125.8 million, or 239% of capital, and loans to service providers (financial, health, hotel and dry cleaners) which totaled approximately $43.0 million, or 82% of capital.

As described under “Statement of Financial Condition—Allowance and Provision for Loan Losses” below, we have implemented a process that systematically considers the many variables that impact the estimation of the allowance for loan losses.

THREE MONTHS ENDED DECEMBER 31, 2005

Our net income for the fourth quarter of 2005 was $1.9 million, an increase of 55.6% from the net income of $1.2 million for the fourth quarter of 2004. The increase was primarily attributed to increased net interest income, decreased loan loss provision and decreased noninterest expense due to a customer-related fraud loss that was detected in the fourth quarter of 2004 and was resolved in the fourth quarter of 2005.

Net interest income increased $632,000 from the fourth quarter of 2004 to the fourth quarter of 2005. The net interest margin for the fourth quarter of 2005 was 4.55%, significantly up from 4.04% for the same period in 2004. This increase was primarily due to the eight prime rate increases aggregating 200 basis points, during 2005 and the resulting impact on our $261.1 million floating rate loan portfolio. The yield on earning assets increased 101 basis points, from 5.89% in the fourth quarter of 2004 to 6.90% in the fourth quarter of 2005. At the same time, due in part to the repositioning of our balance sheet, our cost of funds increased only 50 basis points, from 1.85% in the fourth quarter of 2004 to 2.35% in the fourth quarter of 2005.

Noninterest income decreased $156,000 in the fourth quarter of 2005 compared to the fourth quarter of 2004 due to losses in our low income housing tax credit investment and our interest rate floor, both of which were initiated during 2005. Noninterest expense decreased $267,000 in the fourth quarter of 2005 from the fourth quarter of 2004. Part of this decrease was due to the $350,000 fraud loss in the fourth quarter of 2004 mentioned above. In addition, a $243,000 recovery on that fraud loss was recorded in the fourth quarter of 2005. Excluding the effect of the fraud loss and recovery, noninterest expense increased by $326,000 or 9.2% in the fourth quarter of 2005 compared to the fourth quarter of 2004 due to higher salary, occupancy and equipment costs from branch expansion, increased bonus and commission expense and increased legal and professional fees.

Basic and diluted net earnings per share for the fourth quarter were $0.33 and $0.22 per share for 2005 and 2004, respectively. We paid cash dividends of $0.10 per share in the fourth quarter of both years.

Total assets at December 31, 2005 were $525.9 million, down from total assets at September 30, 2005 of $534.2 million due to the repositioning of our balance sheet. Loans increased by $12.0 million during the fourth quarter of 2005, while deposits declined by $2.6 million from our third quarter. The loan growth during the fourth quarter of 2005 was largely funded by investment maturities and paydowns.

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

Results of Operations

We had record net earnings in 2005 as a result of a significant increase in net interest income due to the rising interest rate environment and the repositioning of our balance sheet to reduce high cost funding, a reduced loan loss provision due to improved credit quality and a strong increase in our fee-based international trade business. We continued our infrastructure development in 2005, particularly in our risk management functions, which resulted in increased operating expenses for the year. While loan and deposit growth slowed in 2005 compared to historic levels and total assets declined due to the repositioning of our balance sheet, average loans increased 3.5% and average deposits increased 8.4% over last year. We completed construction and began operation of a new branch in Duluth, Georgia in early 2005. We also opened a loan production office in San Diego, California in January, 2006. We also closed our operations facility in our old San Jose, California branch in January, 2006 and relocated those functions to our new San Jose branch that was opened in a more visible location in late 2004. Our announced acquisition of Concord Bank headquartered in Houston, Texas, which is expected to close on or about April 1, 2006, will complement our growth strategy of establishing locations in specific target markets.

Our net income in 2005 was $6.1 million, representing an 18.6% increase over our 2004 net income of $5.1 million, which represented a 6.9% increase over our 2003 net income of $4.8 million. This improvement was largely due to increased net interest income resulting from increasing yields on prime rate based loans outpacing increasing funding costs. Earnings per share, basic and diluted, for 2005 were $1.07, compared to $0.91 for 2004 and $0.85 for 2003. Despite loan growth of 5.5% from year end December 31, 2004 to year end December 31, 2005, the provision for loan losses was lower in 2005 compared to 2004 due to the modest average loan growth, the improving quality of the loan portfolio and a slightly lower net charge-off rate from year to year. Noninterest expense increased 13.4% in 2005 compared to the prior year primarily as a result of salary and other expenses related to branch network growth and strengthening risk management and compliance functions. Additional check fraud loss expense of $452,000 was recorded in the second quarter due to additional claims in 2005 for the check fraud initiated in 2004 by a customer. In the fourth quarter of 2005, all of our claims against the customer were settled and we received a $243,000 recovery against the approximately $800,000 losses taken in 2004 and 2005. The increases in noninterest expense resulted in an operating efficiency ratio of 63.3% in 2005, as compared to 61.8% in 2004. Despite an increase of 12.8% in pre-tax income over last year, income tax expense was flat compared to 2004 due to tax credits from a low income housing partnership investment implemented in 2005.

Our return on average assets was 1.16% in 2005 compared to 1.03% in 2004. This increase is primarily due to increased earnings and the flat asset growth. Increased earnings also translated into an improvement in the return on average shareholders’ equity of 17.4% in 2005 from 15.3% in 2004. Our equity to assets ratio increased from 6.3% at December 31, 2004 to 7.0% at December 31, 2005, due to earnings growing at a faster pace than assets, as well as the presence of the temporary deposits at the end of last year.

Net Interest Income

Net interest income, our primary source of revenue, is the difference between the yield earned on interest-earning assets, such as loans and investments, and the rate paid on interest-bearing liabilities, such as deposits and borrowed funds. Changes in net interest income from period to period reflect the increases or decreases in average interest-earning assets, average interest-bearing liabilities and the interest rate spread which is affected by the degree of mismatch in maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities.

In 2005, net interest income was $21.0 million or 13.0% more than the 2004 level of $18.6 million, which in turn was 12.5% more than the 2003 level of $16.5 million. Our net interest margin in 2005 increased to 4.31%, compared to 3.96% in 2004 and 4.10% in 2003. In 2005, increases in interest rates and the growth in our interest- earning assets, offset by increased rates on our interest-bearing liabilities, resulted in our net interest income increasing by $2.4 million in 2005. In 2004, growth in our interest-earning assets, offset by growth in our interest-bearing liabilities, resulted in our net interest income increasing by $2.0 million in 2004.

The following table sets forth information with respect to average balance sheet data and related interest income, expense, yields and rates for the years ended December 31, 2005, 2004 and 2003.

Average Consolidated Balance Sheets and Net Interest Income Analysis

	2005			2004			2003
	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
	(Dollar amounts in thousands)
Assets
Interest-earning assets:
Loans(1)	$341,961	$25,255	7.39%	$330,531	$21,154	6.40%	$284,096	$18,495	6.51%
Investment securities:
Taxable	118,250	4,825	4.08%	116,662	4,758	4.08%	100,783	4,444	4.41%
Non-taxable(2)	20,647	977	4.73%	18,768	885	4.72%	14,334	677	4.72%
Federal funds sold	5,570	167	3.00%	1,874	24	1.28%	2,337	26	1.11%
Interest-bearing deposits with other banks	1,049	37	3.53%	456	7	1.54%	380	6	1.58%

Total interest-earning assets	487,477	31,261	6.41%	468,291	26,828	5.73%	401,930	23,648	5.88%

Noninterest-earning assets:
Cash and due from banks	17,695			16,671			15,668
Premises and equipment, net	4,677			4,009			3,803
Allowance for loan losses	(4,540)			(4,419)			(3,713)
Other assets	22,913			17,214			15,368

Total noninterest-earning assets	40,745			33,475			31,126

Total assets	$528,222			$501,766			$433,056

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits:
NOW accounts	$21,253	$64	0.30%	$19,071	$21	0.11%	$17,274	$28	0.16%
Money market accounts	68,468	927	1.35%	53,652	357	0.67%	56,792	411	0.72%
Savings deposits	12,018	100	0.83%	14,121	35	0.25%	11,951	45	0.38%
Time deposits	222,592	7,037	3.16%	221,388	6,210	2.81%	183,347	5,776	3.15%

Total interest-bearing deposits	324,331	8,128	2.51%	308,232	6,623	2.15%	269,364	6,260	2.32%
Other interest-bearing liabilities:
Federal funds purchased	2,969	113	3.81%	3,960	67	1.69%	3,939	58	1.47%
FHLB advances	24,384	862	3.54%	25,000	636	2.54%	24,260	516	2.13%
Short-term borrowings	15,846	382	2.41%	28,462	366	1.29%	17,805	178	1.00%
Long-term debt	12,000	789	6.58%	12,000	568	4.73%	3,058	133	4.35%

Total interest-bearing liabilities	379,530	10,274	2.71%	377,654	8,260	2.19%	318,426	7,145	2.24%

Noninterest-bearing liabilities and shareholders’ equity:
Noninterest-bearing demand deposits	105,228			88,210			80,076
Other liabilities	8,263			2,197			2,611
Shareholders’ equity	35,201			33,705			31,943

Total noninterest-bearing liabilities and shareholders’ equity	148,692			124,112			114,630

Total liabilities and shareholders’ equity	$528,222			$501,766			$433,056

Interest rate spread			3.70%			3.54%			3.64%
Net interest income		$20,987			$18,568			$16,503

Net interest margin(3)			4.31%			3.96%			4.10%

(1)	Average loans include non-accruing loans. Interest on loans includes loan fees of $897,000 in 2005, $856,000 in 2004, and $811,000 in 2003. Bankers acceptance discount income has been reclassified from international fee income to interest income as of the 2005 reporting period; all prior period data have been adjusted as well (see Note 1 to the Notes to Consolidated Financial Statements).

(2)	Yields on non-taxable investments have not been tax-effected.

(3)	Net interest margin is net interest income divided by average total interest-earning assets.

The table below details the components of the changes in net interest income for the last two years. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes and changes due to rates. The change in interest income and expense due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each. Yields on non-taxable investments have not been tax-effected.

Change in Interest Income and Expenses

	2005 Compared with 2004 Due to Changes in			2004 Compared with 2003 Due to Changes in
	Average Volume	Average Rate	Net Increase (Decrease)	Average Volume	Average Rate	Net Increase (Decrease)
	(Dollar amounts in thousands)
Interest income
Loans	$751	$3,350	$4,101	$2,965	$(306)	$2,659
Investment securities:
Taxable	65	2	67	600	(286)	314
Non-taxable	89	3	92	209	(1)	208
Federal funds sold	85	58	143	(8)	6	(2)
Interest-bearing deposits with other banks	15	15	30	1	—	1

Total interest income	1,005	3,428	4,433	3,768	(588)	3,180

Interest expense
NOW accounts	3	40	43	3	(10)	(7)
Money market accounts	120	450	570	(22)	(32)	(54)
Savings deposits	(4)	69	65	11	(21)	(10)
Time deposits	34	793	827	920	(486)	434
Federal funds purchased	(12)	58	46	—	9	9
FHLB advances	(15)	241	226	16	104	120
Short-term borrowings	(16)	32	16	127	61	188
Long-term debt	—	221	221	422	13	435

Total interest expense	110	1,904	2,014	1,477	(362)	1,115

Change in net interest income	$895	$1,524	$2,419	$2,291	$(226)	$2,065

The primary cause of our increase in net interest income in 2005 was the 200 basis point increase in the prime rate from 5.25% at December 31, 2004 to 7.25% at December 31, 2005. With approximately 73% of our loan portfolio consisting of prime-based floating rate commercial loans, our yield on loans increased from 6.40% for 2004 to 7.39% for 2005. Growth in our loan portfolio also contributed to the increase in interest income as average loans increased from $330.5 million in 2004 to $342.0 million in 2005. In total, rate increases accounted for 82% of the increase in loan interest income of $4.1 million with loan growth accounting for the remaining 18%. In contrast to our loan portfolio, our investment portfolio yield remained flat this year. Although the average balance of our investment portfolio increased in 2005 over 2004, the balance trended downward throughout 2005 as maturities and paydowns on mortgage-backed securities occurred. Investments had increased in 2004 as deposit growth exceeded loan growth. Strong demand for loans in the second half of 2005, even as rates continued to increase, coupled with investment security maturities and paydowns, caused additional enhancement to our net interest margin in the second half of 2005. Our net interest margin during the first half of 2005 was 4.16%, but increased to 4.45% for the second half of 2005, resulting in a net interest margin of 4.31% for all of 2005. In total, average interest-earning assets increased $19.7 million during the year while our yield on interest-earning assets increased from 5.73% in 2004 to 6.41% in 2005.

Another factor affecting our interest income on loans was our use of interest rate swap and floor contracts. Interest rate swaps and floor contracts can hedge against significant movements in interest rates and resulting variable cash flows that could negatively impact net interest income, and serve as a critical tool in our asset and liability management. An interest rate swap involves a financial transaction whereby we enter into an agreement to pay a floating or fixed rate of interest on a notional amount. In return, we are paid a fixed or floating rate of interest. In 2005, our interest rate swap provided for a fixed yield in exchange for paying a floating rate. During 2005, our interest rate swap contract resulted in a reduction of interest income of $13,000 compared to $991,000 of additional interest income in 2004. As the prime rate increased in 2005, the value of the swap contract that matures in 2008 declined. Due to the rising level of interest rates in 2005, we decided to enter into an interest rate floor contract to protect our increasing yield on our loan portfolio. In October, we purchased a five year, $25.0 million interest rate floor at a cost of $246,000 that will result in Summit Bank being paid if and when the prime rate falls below 6%. As a result of additional prime rate increases in late 2005, the value of this floor declined, resulting in an $89,000 expense in the fourth quarter.

The overall increase in interest rates also caused an increase in our interest expense, partially offsetting our increase in interest income. However, due to the lag time in repricing maturing time deposits, our overall cost of funds did not increase as significantly as did our yield on earning assets. Our cost of interest-bearing liabilities increased from 2.19% in 2004 to 2.71% in 2005. Although our average balance of interest-bearing deposits increased $16.1 million from 2004 to 2005, this increase was largely offset by the $12.6 million decline in our average short term borrowings due to the repositioning of our balance sheet. Therefore 95% of our increase in interest expense of $2.0 million was the increase in rates. Moreover, the cost of our long-term funds increased significantly as the rate we pay on our trust preferred securities is tied to LIBOR. Interest expense related to our $12.0 million of floating rate trust preferred securities increased by $222,000 in 2005.

Growth in our loan portfolio was the primary cause of our increase in net interest income in 2004. Although from December 31, 2003 to December 31, 2004 total loans increased by 6.9%, average loans during 2004 grew 16.3% as a result of strong loan growth early in the year. This increase in volume led to an additional $3.0 million in loan interest income. However, lower yields partially offset this gain, resulting in an overall increase of $2.7 million in loan interest income in 2004. The yield on loans fell despite the prime rate increases during 2004, due to a thinning spread to prime on new loans. Additionally, the yield on fixed rate loans declined in 2004 by 24 basis points, largely due to attrition of loans originated in a higher interest rate environment. The investment portfolio yield also cycled downward in 2004 due to a decline in the reinvestment rate as most of our investment purchases were made early in the year at lower rates than were earned on investments, primarily mortgage-backed securities, that were paid down in 2004. However, growth in the volume of investment securities more than offset the lower yields, resulting in an increase in interest income on our investment securities. Our shift in the latter part of 2004 to focus on investment security growth rather than loan growth pressured our net interest margin, causing our net interest margin in 2004 to fall 14 basis points to 3.96% from 4.10% in 2003.

Our 20.7% growth in time deposit volume and increased cost of long term debt partially offset our increase in interest income, as our interest expense increased to $8.3 million in 2004 from $7.1 million in 2003. While increased volume resulted in an increase in expense of $920,000 on our time deposits, maturing certificates of deposit repricing at lower rates, particularly in the first half of the year, resulted in total interest expense on such deposits increasing by only $434,000, from $5.8 million in 2003 to $6.2 million in 2004. The year 2004 also reflected the first full year of expense related to our issuance of $12.0 million in trust preferred securities in September of 2003.

Loan Loss Provision

The provision for loan losses is a charge to income in the current period to replenish the allowance for loan losses and maintain it at a level that we have determined to be appropriate. Our provision for loan losses for 2005 was $539,000, down from $1,090,000 in 2004 due to our slower loan growth rate, declining charge-off ratio and improving loan portfolio quality during 2005. Nonperforming assets decreased from $2.8 million at December 31, 2004 to $1.2 million at December 31, 2005. Net charge-offs for the year ended December 31, 2005 were $533,000, or 0.16% of average loans, compared to net charge-offs of $588,000, or 0.18% of average loans, in 2004. Gross charge-offs in 2005 consisted primarily of commercial loans ranging in size from $3,000 to

$109,000, as well as a total of approximately $434,000 representing SBA loans. Installment loan charge-offs represented only $6,000 of the total gross amount. We have experienced a downward trend in charge-offs over the past three years, although changes in economic and other conditions could lead to a return to charge-off levels experienced prior to 2003.

Noninterest Income

Total noninterest income for 2005 was $3.6 million, compared to $3.8 million in both 2004 and 2003. The following table presents the principal components of noninterest income for the years ended December 31, 2005, 2004, and 2003.

Noninterest Income

	2005	2004	2003
	(Dollar amounts in thousands)
Fees from international trade finance services	$1,511	$1,184	$1,128
Overdraft charges	822	927	913
Service charge income	539	633	734
Income from bank-owned life insurance	461	437	436
Net gains on sales of investment securities	3	143	100
Partnership loss in low income housing investment	(286)	—	—
SBA loan servicing fees	97	72	95
Other	486	394	423

Total noninterest income	$3,633	$3,790	$3,829

Total noninterest income was down slightly in 2005 primarily due to losses on a new type of investment, a low income housing partnership investment to provide income tax credits. In March 2005, we purchased the low income housing partnership investment, which generates partnership income (loss) and federal income tax credits. During 2005, we recorded $286,000 in operating losses ($189,000 after taxes) from the partnership. However, the partnership also provided tax credits totaling $233,000, reducing our tax provision by the same amount in 2005. Fees from our international trade finance services grew 27.6% in 2005 from 2004 levels and 5.0% in 2004 from 2003 levels due to increased transaction volume from new and existing business. This increase excludes a 210% increase in 2005 in bankers acceptance discount income which has been reclassified from noninterest income to interest income. See Note 1 in the Notes to Consolidated Financial Statements.

Our continued decline in deposit account service charges since 2003 is a result of marketing efforts to bring in additional noninterest-bearing deposits. To entice customers to this product, we have offered certain services for free, recognizing that the use of these additional funds out-weighs the loss of service charge income. Due in part to this campaign, average noninterest-bearing demand deposits increased 10.2% in 2004 and 19.3% in 2005.

Noninterest Expense

Total noninterest expense for 2005 was $15.6 million, compared to $13.7 million in 2004 and $12.2 million in 2003. The following table presents the principal components of noninterest expenses for the years ended December 31, 2005, 2004 and 2003.

Noninterest Expense

	2005	2004	2003
	(Dollar amounts in thousands)
Salaries and employee benefits	$8,003	$7,161	$6,528
Net occupancy	1,698	1,375	1,139
Equipment	1,359	1,082	941
Professional services	997	705	686
Data/item processing	508	517	456
Other non-credit losses	304	465	71
Marketing and community relations	461	388	300
Postage and courier	406	361	326
Telephone	409	353	316
Insurance	180	178	151
Office supplies	185	174	170
Directors’ fees	230	167	143
Travel	114	162	157
Other banks’ charges	126	123	117
Dues and memberships	111	112	100
Property and business taxes	106	80	88
Expenses on other real estate and repossessions	2	13	212
Other	384	321	310

Total noninterest expenses	$15,583	$13,737	$12,211

The increase in noninterest expense is largely due to our personnel costs. Salaries and employee benefits expense increased 11.8% in 2005 and 9.7% in 2004. This increase is primarily related to branch expansion and additions to our risk management, credit administration and compliance areas during the course of 2004, with the full annual cost of these additional positions being recognized in 2005. These improvements have strengthened the infrastructure of the organization in preparation for future growth, whether organic or through acquisition. In 2004, we also began our documentation of all significant processes in order to comply with the internal controls reporting and audit requirements of the Sarbanes-Oxley Act. We added one full-time position to assist in this implementation. The number of average full-time equivalent employees has grown from 114 in 2003 to 125 in 2004 and 132 in 2005. In addition to a larger work force, increased employee benefit, incentive and temporary staffing costs have contributed to the increases since 2003.

The increase in occupancy and equipment expense in 2004 and 2005 is primarily a result of our branch expansions. During 2004, we added a limited-service facility in southern Atlanta, Georgia and a representative office in Shanghai, China for business development. We also relocated our San Jose, California full-service branch to a more visible facility. During 2005, we opened an additional full-service branch in Gwinnett County, Georgia. Since relocating the branch in San Jose in 2004, we continued to maintain our deposit and loan operational functions in the original facility until January 2006. We have now consolidated these functions in the new full-service branch facility and the lease on the old operations facility will expire in March 2006, which will reduce occupancy costs. However, the acquisition of Concord Bank and the January 2006 opening of our loan production office in San Diego, California will result in a net increase in occupancy costs.

Other loss expense fell $161,000 in 2005 after increasing $394,000 in 2004. The volatility is directly related to a customer check fraud loss that initially occurred late in 2004. A total of $350,000 of check fraud loss expense was recorded in the fourth quarter of 2004, however additional claims surfaced in 2005 resulting in an additional charge to earnings of $452,000 in the second quarter of 2005. In the fourth quarter of 2005, a court resolved the case in our favor, and we recovered $243,000. Barring unforeseen events, we expect other loss expense in 2006 to return to levels comparable to those experienced in 2003. The check fraud loss, in addition to additional legal and training costs associated with strengthening our regulatory compliance functions, particularly compliance with the Bank Secrecy Act, contributed to the increase in our professional fees expense.

The increases in overhead, including the fraud loss, contributed to a higher operating efficiency ratio, measured as noninterest expense as a percentage of net interest income and noninterest income. In 2005, our operating efficiency was 63.3%, compared to 61.8% in 2004 and 60.4% in 2003.

Income Taxes

We incurred income tax expense of $2.4 million in 2005, $2.4 million in 2004 and $2.1 million in 2003, for effective tax rates of 28.1%, 31.6% and 30.3%, respectively. The decline in our effective tax rate in 2005 was directly attributable to the $233,000 of federal income tax credits recorded for the low income housing tax credit investment mentioned previously.

STATEMENT OF FINANCIAL CONDITION

We ended 2005 with $525.9 million in assets, down from $547.7 million at the end of 2004. Asset growth for the year was flat since the asset total at the end of 2004 included approximately $20.0 million in temporary deposits. Excluding the effects of those temporary deposits, deposit growth was 5.7% and loan growth was 5.5% from year end 2004 to year end 2005. The growth was offset by our strategy to de-leverage the balance sheet as the yield curve flattened. Short-term investments and investment securities were reduced $42.7 million and borrowings were reduced $31.7 million since the end of last year. Total loans grew $18.8 million to $357.9 million at the end of 2005, primarily due to growth in commercial loans. This growth is slower than the growth realized in the past few years, because of higher than historical attrition and early loan pay-offs as opposed to fewer loan originations. However, throughout the year, we concentrated on maintaining a high quality, fairly priced, primarily floating rate loan portfolio. The investment portfolio, including other investments that consisted mainly of Federal Reserve Bank Stock and Federal Home Loan Bank of Atlanta (“FHLB”) stock, decreased 17.6% to $125.2 million in 2005 as part of the repositioning of our balance sheet. Deposits grew $3.8 million during 2005 to a total of $438.2 million, although average deposit growth for the year was $33.1 million, or 8.4%. Total noninterest-bearing deposit accounts remained very strong and increased to 24.8% of total deposits at December 31, 2005.

Loan Portfolio

Our loan portfolio grew during 2005, although not at the pace of previous years. Our primary lending focus is to provide credit services to small and medium-sized businesses, resulting in a loan portfolio that is predominantly comprised of commercial loans. We place less emphasis on the generation of consumer loans, although we address personal needs while in the process of providing credit services to business owners for assistance in their businesses. Loans are expected to produce higher yields than investment securities and other interest-earning assets. Therefore, the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of our net interest margin. Average loan growth during 2005 was 3.5% while actual loan growth from December 31, 2004 to December 31, 2005 was 5.5% reflecting larger growth in the second half of the year. With 73% of our loans at floating rates, the weighted average yield on our portfolio increased from 6.40% in 2004 to 7.39% in 2005 as the prime rate increased eight times in 2005.

Total loans were $358.0 million at December 31, 2005 compared to $339.2 million at December 31, 2004. We originated approximately $110 million in gross new loans in 2005, compared to $115 million in 2004. While the origination volume remained robust in 2005, our attrition rate on existing loans was higher due to early payoffs and customers selling their small businesses. In 2005, loans secured by business assets recorded a growth rate of $3.1 million or 3.7%; loans secured by real estate grew by $6.2 million or 2.5%; and construction loans grew by $9.2 million or 85.2%. Consumer loans increased from $680,000 at December 31, 2004 to $969,000 at December 31, 2005. Our Small Business Administration (“SBA”) loan portfolio remained unchanged for the year.

The following table presents the composition of our loan portfolio at the end of each of the five years ended December 31, 2005.

Loans Outstanding

	2005		2004		2003		2002		2001
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
	(Dollar amounts in thousands)
Commercial, financial, and agricultural	$86,051	24.0%	$82,953	24.5%	$66,727	21.0%	$65,626	25.4%	$60,084	27.3%
Real estate—construction	20,019	5.6	10,812	3.2	15,569	4.9	3,531	1.4	1,526	0.7
Real estate—mortgage	251,989	70.4	245,836	72.5	234,653	74.0	189,318	73.2	156,998	71.4
Installment loans to individuals	969	0.3	680	0.2	1,294	0.4	1,301	0.5	2,298	1.0
Lease financings	—	—	—	—	—	—	—	—	—	—
Less: unearned income	(1,042)	(0.3)	(1,076)	(0.4)	(1,171)	(0.3)	(1,053)	(0.5)	(1,162)	(0.4)

Total loans, net of unearned income	357,986	100%	339,205	100%	317,072	100%	258,723	100%	219,744	100%
Less: allowance for loan losses	(4,555)		(4,549)		(4,047)		(3,435)		(3,234)

Net loans	$353,431		$334,656		$313,025		$255,288		$216,510

The following table presents a maturity analysis of our loan portfolio segregated by loan category and between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 2005.

Loans by Maturity

	Loans Maturing
	1 Year or Less	After one 1 Year through 5 Years	After 5 Years	Total
	(Dollar amounts in thousands)
Loan Category
Commercial, financial and agricultural	$31,577	$35,170	$19,304	$86,051
Real estate—construction	5,893	6,166	7,960	20,019
Real estate mortgage—primarily commercial	29,383	129,350	93,256	251,989
Installment loans to individuals	210	759	—	969
Unearned income	(335)	(415)	(292)	(1,042)

Total loans	$66,728	$171,030	$120,228	$357,986

Interest Rate Type
Predetermined interest rates	$13,675	$65,345	$17,841	$96,861
Floating or adjustable rates	53,053	105,685	102,387	261,125

Total loans	$66,728	$171,030	$120,228	$357,986

At December 31, 2005, our largest concentrations were retail trade loans (convenience stores, restaurants, food stores and liquor stores) which totaled approximately $128.1 million, or 35.8% of total loans, commercial real estate loans which totaled approximately $125.8 million, or 35.1% of total loans, and loans to service providers (financial, health, hotel and dry cleaners) which totaled approximately $43.0 million, or 12.0% of total loans. These concentrations are all within established policy limits. Currently we have not identified any specific industry weakness that may negatively impact the loan portfolio.

Allowance for Loan Losses

The allowance for loan losses represents a reserve for probable losses in our loan portfolio. The adequacy of our allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due and other loans that we believe require special attention. The determination of the allowance for loan losses is subjective and considered a critical accounting estimate.

When reviewing the allowance for loan losses, it is important to understand to whom we lend. Our loan portfolio is primarily comprised of loans to small businesses. In particular, we have developed lending niches in a number of industries, the most prevalent of which include restaurants, convenience stores, retail merchants, and strip shopping centers. These types of businesses are generally more vulnerable to changes in local economic conditions. We attempt to mitigate the risk to these types of borrowers in several ways. First, approximately 15% of our loans are supported by U.S. Government guarantees obtained from the SBA. These guarantees typically cover up to 75% of the loan amount. Second, the majority of our loans are secured with marketable real estate. Third, we regularly perform in-depth economic analyses on these industries in order to remain abreast of current trends and conditions.

We have established a multifaceted methodology to analyze the adequacy of our allowance for loan losses. This methodology includes consideration of our credit risk rating system, historical charge-offs, loan impairment as defined by Financial Accounting Standards Board (“FASB”) Statement No. 114, loss ratios on criticized and classified loans, effect of SBA loan guarantees and adjustments related to various qualitative factors that may change the risk profile of all or portions of the portfolio. The analysis is used to arrive at a recommended allowance for loan losses.

A general allowance for losses is calculated based on estimates of inherent losses which probably exist as of the evaluation date, taking into account the loans as they are impacted by the above factors. The general allowance for losses on problem loans in the criticized/classified categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the smaller problem loans are determined based upon historical loss experience and regulatory guidelines. General allowances for SBA guaranteed loans vary depending on the percentage of coverage and other factors mentioned above. For problem loans in excess of $100,000 and for loans considered impaired, specific allowances are provided in the event that the specific collateral analysis on each loan indicates that probable loss would occur upon liquidation of collateral based on the estimated value of the collateral; or, for impaired loans that are not collateral dependent, if the present value of expected future cash flows are less than the loan balance. In addition to these allocated reserves, we have established an unallocated reserve of $198,000 and $218,000 at December 31, 2005 and 2004, respectively. The basis for the unallocated reserve is due to a number of qualitative factors including migration trends in the portfolio, portfolio volume trends, the risk identification process, changes in the outlook for local and regional economic conditions and concentrations of credit.

Our allowance for loan losses was 1.27% of total loans at December 31, 2005 compared to 1.34% at December 31, 2004. This decrease was primarily due to a decrease of $264,000 in allocated reserves for classified loans from December 31, 2005 to December 31, 2004. The determination of the allowance for loan losses depends upon our judgment about factors affecting loan quality, assumptions about the economy, and other factors such as the percentage of our loan portfolio that is backed by SBA guarantees. Our judgment is based upon a number of assumptions, which management believes to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of our allowance for loan losses, including the provision for loan losses and net loan charge-offs, for each of the years in the five years ended December 31, 2005.

Analysis of the Allowance for Loan Losses

	Years Ended December 31,
	2005		2004		2003		2002		2001
	(Dollar amounts in thousands)
Allowance for loan losses at beginning of year	$4,549		$4,047		$3,435		$3,234		$3,141
Charge-offs:
Commercial, financial, and agricultural	828		986		748		1,050		737
Real estate	37		5		—		—		204
Installment loans to individuals	6		14		22		26		42

Total	871		1,005		770		1,076		983

Recoveries:
Commercial, financial, and agricultural	330		413		176		77		143
Real estate	—		—		—		70		168
Installment loans to individuals	8		4		7		—		10

Total	338		417		183		147		321

Net charge-offs	533		588		587		929		662
Provision for loan losses	539		1,090		1,199		1,130		755

Allowance for loan losses at end of year	$4,555		$4,549		$4,047		$3,435		$3,234

Allowance for loan losses to average loans outstanding	1.33%		1.38%		1.42%		1.42%		1.60%
Net charge offs to average loans	0.16%		0.18%		0.21%		0.38%		0.33%
Allowance for loan losses to net charge offs	8.5	x	7.7	x	6.9	x	3.7	x	4.9	x

The amounts and percentages of such components of the allowance for loan losses at the end of each of the five years ended December 31, 2005 and the percentage of loans in each category to total loans are presented in the table below.

Allocation of the Allowance for Loan Losses

	2005			2004			2003			2002			2001
	Allowance		% of Loans	Allowance		% of Loans	Allowance		% of Loans	Allowance		% of Loans	Allowance		% of Loans
	($)	(%)		($)	(%)		($)	(%)		($)	(%)		($)	(%)
	(Dollar amounts in thousands)
Commercial, financial, and agricultural	$1,146	25%	24%	$1,295	28%	24%	$845	21%	21%	$860	25%	25%	$1,170	36%	27%
Real estate	3,202	71%	76%	3,028	67%	76%	3,003	74%	79%	2,276	66%	74%	1,830	57%	72%
Installment loans to individuals	9	—	—	8	—	—	16	—	—	17	1%	1%	34	1%	1%
Unallocated	198	4%	—	218	5%	—	183	5%	—	282	8%	—	200	6%	—

Total	$4,555	100%	100%	$4,549	100%	100%	$4,047	100%	100%	$3,435	100%	100%	$3,234	100%	100%

Non-Performing Assets

As a result of our ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though in some cases the presence of collateral or the borrower’s financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The additional amount of interest that would have been recorded during 2005, 2004 and 2003 had such loans classified as non-accrual been current in accordance with their original terms, amounted to $95,000, $55,000 and $57,000, respectively.

Non-performing assets are defined as non-accrual loans, renegotiated loans and other real estate acquired by foreclosure. Our non-performing assets decreased significantly to $1.2 million at December 31, 2005 from $2.8 million at December 31, 2004, largely as a result of the liquidation in 2005 of $1.5 million in other real estate owned that we obtained by foreclosure in 2004. The liquidation resulted in the recognition of a gain of $88,000 in the second quarter of 2005. The ratio of nonperforming assets to loans and other real estate declined from 0.84% at December 31, 2004 to 0.33% at December 31, 2005. In addition, $578,000 of the non-performing assets at December 31, 2005 consisted of five fully guaranteed SBA loans. The remaining balance of the nonperforming assets at year end consisted of one non-accrual loan. At December 31, 2004, nine fully-guaranteed SBA loans totaling $958,000 were included in non-performing assets. We had allocated reserves totaling $30,000 and $157,000 for all non-performing loans as of December 31, 2005 and 2004, respectively.

The following table presents an analysis of our non-performing assets as of the end of each of the five years ended December 31, 2005.

Nonperforming Assets

	December 31,
	2005	2004	2003	2002	2001
	(Dollar amounts in thousands)
Loans on non-accrual	$1,183	$1,295	$392	$865	$463
Accruing loans 90 days more past due	—	—	—	—	—
Troubled debt restructurings	—	—	—	—	—
Other real estate owned	—	1,544	—	141	—

Total non-performing assets	$1,183	$2,839	$392	$1,006	$463

Total non-performing assets as a percentage of total loans and other real estate	0.33%	0.84%	0.12%	0.39%	0.21%

Impaired loans are defined as those loans as to which we believe it is probable that we will be unable to collect all principal or interest according to the contractual terms of the note agreement. At December 31, 2005 and 2004, we had loans totaling $1.2 million and $1.3 million, respectively, that were considered impaired. Impaired loans at December 31, 2005 and 2004 included all non-accrual loans. At December 31, 2005, impaired loans and total nonperforming assets were equivalent and included $578,000 of fully guaranteed SBA loans.

Total delinquent loans were $2.1 million, or 0.58% of total loans, at December 31, 2005, compared to $1.9 million, or 0.57% of total loans, at December 31, 2004. Delinquent loans primarily consisted of commercial loans, and include all of the impaired loans discussed above.

We consider all loans categorized as criticized or classified by Summit Bank’s internal rating system potential problem loans. The loans categorized as criticized or classified (loans rated as special mention, substandard, doubtful or loss), which includes loans on non-accrual as set forth above, decreased to $4.8 million, or 1.35% of total loans, at December 31, 2005, compared to $5.2 million, or 1.53% of total loans, at December 31, 2004. Our criticized/classified loans at December 31, 2005 consisted of $1.3 million of special mention loans and $3.5 million of substandard loans. We downgraded two loans totaling $4.3 million to substandard in January, 2006 as a result of declining financial condition of the borrower. These loans are adequately collateralized and no loss is anticipated. Following the loan downgrades, we reassessed our allowance for loan losses and determined that no additional loan loss reserve should be allocated as of December 31, 2005 for these two loans.

We are not aware of any loans classified for regulatory purposes as loss, doubtful, substandard or special mention that have not been disclosed which (1) represent or result from trends or uncertainties, which we reasonably expect will materially impact future operating results, liquidity or capital resources, or (2) represent material credits about which we are aware of any information which causes us to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Investment Securities

We typically invest in lower yielding investment security instruments when we have excess funds available, we have a need for additional collateral for government or other regulatory agency deposits or for leveraging purposes to lock in interest rate spreads on borrowed funds. Most of the securities owned at December 31, 2005 were classified as available for sale; however, several obligations of municipalities were classified as held to maturity. Securities are classified as “available for sale” or “held to maturity” at the time of purchase. Securities held to maturity are recorded at cost with no adjustments to the carrying value for market pricing fluctuations unless the value becomes other than temporarily impaired. Securities classified as available for sale are recorded at cost, but the values are adjusted monthly to reflect fluctuations in the market value of these securities. Increases or decreases in the market value of available for sale securities are reflected through an adjustment to the unrealized gain or loss on securities component in shareholders’ equity. Municipal securities obligations have the added benefit of tax exemption characteristics at the federal and/or state level.

At December 31, 2005, our total investment security portfolio was $122.2 million, compared to $148.8 million at December 31, 2004. This decrease was largely due to the maturities and paydowns on investment securities available for sale, primarily mortgage-backed securities. Due to our focus on improving the net interest margin by repositioning our balance sheet, the proceeds of the maturities and paydowns were utilized to reduce borrowings. A portion of the total portfolio, approximately 35.3% at December 31, 2005, was pledged for various purposes.

The following table presents maturity distribution and yields of investment securities available for sale. Yields on non-taxable investments have not been tax-effected.

Investment Securities Available For Sale

	December 31, 2005			December 31, 2004		December 31, 2003
	Book Value	Fair Value	Year-end Weighted Avg. Yield	Book Value	Fair Value	Book Value	Fair Value
	(Dollar amounts in thousands)
U.S. Government Agencies
One year or less	$5,003	$5,021	5.14%	$5,901	$5,933	$—	$—
Over one through five years	37,885	36,622	3.31%	42,871	42,510	50,803	50,920
Over five years	—	—	—%	—	—	3,100	3,114

Total U.S. Government Agencies	42,888	41,643	3.52%	48,772	48,443	53,903	54,034

Mortgage-backed securities
One year or less	—	—	—	—	—	43	43
Over one through five years	1,614	1,572	3.90%	338	354	455	471
Over five through ten years	19,799	19,400	4.46%	26,228	26,303	8,063	8,453
Over ten years	39,627	38,869	4.71%	52,612	52,759	42,521	43,024

Total mortgage-backed securities	61,040	59,841	4.55%	79,178	79,416	51,082	51,991

Tax-exempt municipal securities
Over one through five years	750	767	4.10%	500	529	250	267
Over five through ten years	768	800	4.38%	770	820	1,020	1,090
Over ten years	3,284	3,365	4.61%	3,535	3,648	3,538	3,620

Total tax-exempt municipal securities	4,802	4,932	4.50%	4,805	4,997	4,808	4,977

Total investment securities available for sale	$108,730	$106,416	4.14%	$132,755	$132,856	$109,793	$111,002

The following table presents maturity distribution and yields of investment securities held to maturity.

Investment Securities Held to Maturity

	December 31, 2005			December 31, 2004		December 31, 2003
	Book Value	Fair Value	Year-end Weighted Avg. Yield	Book Value	Fair Value	Book Value	Fair Value
	(Dollar amounts in thousands)
Mortgage-Backed Securities
Over ten years	$—	$—	—%	$—	$—	$1,016	$1,105
Total mortgage-backed securities	—	—	—%	—	—	1,016	1,105
Tax-exempt municipal securities
Over one through five years	1,384	1,366	3.97%	1,637	1,636	1,442	1,446
Over five through ten years	1,210	1,260	4.68%	—	—	445	453
Over ten years	13,162	13,733	4.89%	14,301	15,066	9,550	10,041

Total tax-exempt municipal securities	15,756	16,359	4.79%	15,938	16,702	11,437	11,940

Total investment securities held to maturity	$15,756	$16,359	4.79%	$15,938	$16,702	$12,453	$13,045

As of December 31, 2005, we owned securities from issuers in which the aggregate book value from such issuers exceeded 10% of our shareholders’ equity. As of December 31, 2005, the book value and fair value of the securities from each such issuer are as follows:

	Book Value	Fair Value
	(Dollar amounts in thousands)
Federal Home Loan Bank	$24,040	$23,244
Federal Home Loan Mortgage Corporation	40,915	39,774
Federal National Mortgage Association	31,944	31,222
Government National Mortgage Association	6,170	6,210

Total	$103,069	$100,450

Deposits

The primary source for funding our asset growth is deposits. Our deposits increased from $434.5 million at December 31, 2004 to $438.2 million at December 31, 2005, a 0.9% increase. However, our deposits at December 31, 2004 included approximately $20 million in temporary deposits. Our average deposits increased from $396.4 million in 2004 to $429.6 million in 2005, an increase of 8.4%. Because we primarily target small businesses and commercial relationships, we typically retain a strong percentage of noninterest-bearing deposits to total deposits, thereby reducing our overall cost of funds. At December 31, 2005, noninterest-bearing demand deposits represented 24.8% of total deposits, up from 24.0% at the end of 2004. Our noninterest-bearing deposits grew 4.4% from December 31, 2004 to December 31, 2005.

Our time deposits grew 6.5% from December 31, 2004 to December 31, 2005. We use time deposits from the State of Georgia Office of Treasury and Fiscal Services, as well as national market time deposits, when liquidity needs warrant. Our State of Georgia Office of Treasury and Fiscal Services time deposits are typically six-month instruments and have attractive interest rates, although we also provide collateral in the form of U.S. agency securities. National market time deposits have various maturity dates and typically come from credit unions. Each credit union typically invests approximately $100,000 to stay within the FDIC insurance limits on deposits. Total national market time deposits at December 31, 2005 were $12.4 million.

The following table presents the average amount outstanding and the average rate we paid on deposits for the years ended December 31, 2005, 2004 and 2003.

Deposits

	2005		2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollar amounts in thousands)
Noninterest-bearing deposits	$105,228	—%	$88,210	—%	$80,076	—%
Interest-bearing deposits:
NOW accounts	21,253	0.30%	19,071	0.11%	17,274	0.16%
Money market accounts	68,468	1.35%	53,652	0.67%	56,792	0.72%
Savings deposits	12,018	0.83%	14,121	0.25%	11,951	0.38%
Other time deposits	222,592	3.16%	221,388	2.81%	183,347	3.15%

Total	$429,559	1.89%	$396,442	1.67%	$349,440	1.79%

The following table presents the maturity of our time deposits of $100,000 or more at December 31, 2005.

Maturity of Time Deposits of $100,000 or More

	Time certificates of deposits $100,000 or more	Other time deposits of $100,000 or more	Total
	(Dollar amounts in thousands)
Months to maturity:
3 or less	$43,613	$539	$44,152
Over 3 through 6	20,760	—	20,760
Over 6 through 12	38,887	—	38,887
Over 12	27,374	—	27,374

Total	$130,634	$539	$131,173

Other Borrowed Funds

We are an active member of the FHLB and had two advances totaling $20.0 million outstanding at December 31, 2005. One $5.0 million advance matured and was repaid in 2005. These advances are fully collateralized by our investment securities and are primarily used to fund additional loan growth at times when loan growth outpaces deposit growth. The weighted-average rate for these borrowings at December 31, 2005 was 4.37%, and the advances matured in February 2006. The following table presents additional information for these borrowings.

FHLB Borrowings

	2005	2004	2003
Federal Home Loan Bank advances outstanding at year-end	$20,000	$25,000	$25,000
Weighted average borrowing rate at year-end	4.37%	3.03%	1.82%
Weighted average borrowing rate during the year	3.54%	2.54%	2.13%
Average daily balance during the year	24,384	25,000	24,260
Maximum month-end balance during the year	$25,000	$25,000	$25,000

We also utilize the purchase of federal funds and two types of short-term security repurchase arrangements to meet short-term liquidity needs. The first type of overnight repurchase agreement is with our commercial customers, and the second is short-term repurchase agreements with our correspondent banks. At December 31, 2005, the total of these agreements, collateralized with securities, and federal funds purchased was $8.7 million, compared to $35.4 million at December 31, 2004. The reduction of federal funds purchased and short-term repurchase agreements was part of the repositioning of our balance sheet in 2005. The weighted-average rate for these borrowings in 2005 was 2.63%, compared to 1.28% in 2004.

In 2003, we issued $12.0 million of trust preferred securities. We injected $9.0 million as a capital contribution to our subsidiary bank to support growth plans and retained $3.0 million for future use at the holding company level. The related $12.0 million of 30-year debentures have a floating rate of LIBOR plus 3.1%, which was approximately 7.12% at December 31, 2005, compared to approximately 5.08% at December 31, 2004.

Liquidity and Interest Rate Sensitivity

Liquidity represents our ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payment of debt, off-balance sheet obligations and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. We also have lines of credit available from other funding sources to provide additional funds as needed. These sources include the FHLB and other correspondent banks.

In 2005, assets, loans and deposits declined slightly in the first half of the year, and short-term funding remained constant. In the second half of 2005, modest loan and deposit growth returned with deposit growth slightly stronger. The deposit growth coupled with investment security maturities and paydowns enabled us to reduce our short-term and long-term funding significantly as discussed above. Our average loan to deposit ratio in 2005 was 79.6%, down from an average ratio of 83.4% in 2004, reflecting slightly stronger average deposit growth over average loan growth. We monitor and assess the adequacy of our liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available. In 2005, insufficient liquidity was not a factor for us.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. With the assistance of our Asset/Liability Committee, we generally attempt to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened, to minimize the overall interest rate risk to us. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Our focus in managing the liability mix of our balance sheet has been on expanding the various funding sources.

As discussed above, we have several funding sources on which to draw, should liquidity needs warrant. The FHLB is an available source for funding, provided that we have sufficient assets, investment securities or loans, for collateral. The total line with the FHLB at December 31, 2005 was $80.1 million. Of this total, we had outstanding advances totaling $20.0 million at December 31, 2005. Unsecured federal funds lines with various correspondent financial institutions totaled $23.0 million at December 31, 2005. We closely monitor the number of consecutive days we have purchased federal funds to adhere to relevant restrictions. Our balance of federal funds purchased was $5.0 million at December 31, 2005. Other wholesale funding used in 2005 included short-term repurchase agreements with correspondent institutions, as well as overnight repurchase agreements with our corporate customers, collateralized with U.S. agency securities. The balance of repurchase agreements at December 31, 2005 was $3.7 million. Additional funding sources include institutional time deposits, typically of $100,000 increments. The total institutional time deposits held at December 31, 2005 was $12.4 million.

From time to time, we also place bids on the State of Georgia Office of Treasury and Fiscal Services time deposits. While these funds also require collateral above the limits of FDIC insurance, the rates have typically been attractive to us and cost-competitive considering the multi-million dollar funding source. At December 31, 2005, Summit Bank had no time deposits from the State of Georgia Office of Treasury and Fiscal Services.

Our interest rate sensitivity position at December 31, 2005 is presented in the table below.

Interest Rate Sensitivity

	Assets and liabilities repricing within
	3 Months or Less	4 to 6 Months	7 to 12 Months	1-5 Years	Over 5 Years	Total
	(Dollar amounts in thousands)
Interest-earning assets:
Loans	$268,330	$3,419	$8,342	$64,075	$13,820	$357,986
Interest rate swap	(25,000)	—	—	25,000	—	—
Investment securities	5,852	3,000	11,021	53,287	52,027	125,187
Interest-bearing deposits with other banks	581	—	—	—	—	581

Total interest-earning assets	$249,763	$6,419	$19,363	$142,362	$65,847	$483,754

Interest-bearing liabilities:
Deposits	$105,072	$46,079	$91,762	$86,586	$133	$329,632
Federal Home Loan Bank advances	20,000	—	—	—	—	20,000
Other borrowed funds	8,717	—	—	—	—	8,717
Long-term debentures	—	—	—	—	12,000	12,000

Total interest-bearing liabilities	$133,789	$46,079	$91,762	$86,586	$12,133	$370,349

Interest sensitivity gap	$115,974	$(39,660)	$(72,399)	$55,776	$53,714	$113,405

Cumulative interest sensitivity gap	$115,974	$76,314	$3,915	$59,691	$113,405	$113,405

(Cumulative interest-earning assets/cumulative interest-bearing liabilities)	1.87	1.42	1.01	1.17	1.31	1.31

Over the past year, our strategy has been to remain asset-sensitive due to the nature of the primarily-floating rate loan portfolio and the rising rate environment. Comparing our interest-earning assets to interest-bearing liabilities over the next five years, we are in an asset-sensitive position, which suggests that our net interest income could be negatively impacted by decreases in market rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all interest-bearing demand and savings deposits are considered not highly volatile and therefore are classified with 50% of the balances repricing in the one-year or less periods and 50% in the over-one-year periods. Time deposits are presented based on their contractual terms. Our policy is to maintain a one-year gap position in the 0.8 to 1.2 range, and our position was 1.01 at December 31, 2005. We closely monitor our position, and, if rates should change in either direction, we will take steps to reposition our interest-earning assets and interest-bearing liabilities to minimize the impact of gap exposure.

The following table reflects a summary of our commitments to extend credit, commitments under contractual leases, as well as our contractual obligations, consisting of deposits, FHLB advances and borrowed funds, by contractual maturity date.

Contractual Obligations

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollar amounts in thousands)
Demand and savings deposits	$203,175	$203,175	$—	$—	$—
Time deposits	235,057	195,625	34,160	5,139	133
Federal Home Loan Bank advances	20,000	20,000	—	—	—
Other borrowed funds	8,717	8,717	—	—	—
Long-term debentures	12,000	—	—	—	12,000
Commitments to customers under lines of credit	46,022	46,022	—	—	—
Commitments under lease agreements	7,310	1,354	2,114	1,683	2,159

Total	$532,281	$474,893	$36,274	$6,822	$14,292

We entered into a Post-Retirement Compensation Agreement with our CEO in 2004 that provides for 15 annual payments of $24,000 each, beginning six months after her retirement and no earlier than February 27, 2007. At December 31, 2005, we had an accrued liability balance of $146,000 for this agreement.

Off-Balance Sheet Arrangements

We have commitments to our customers under lines of credit, in addition to our contractual obligations such as deposits, FHLB advances and other borrowed funds. The total of these line of credit commitments at December 31, 2005 was approximately $46.0 million. The lines include conventional revolving lines of credit providing commercial working capital lines and international lines supporting letters of credit, both of which typically renew annually. There are also commitments under non-revolving lines of credit that are used by customers for specific purposes and various types of consumer lines of credit. These include lines secured by mortgages on residential real estate and unsecured revolving credit lines. Although we regularly monitor the balance of outstanding commitments to ensure funding availability should the need arise, historical records indicate that the total of outstanding commitments is a very consistent amount, and the risk of all customers fully drawing on all these lines at the same time is remote.

Our exposure to credit loss is represented by the contractual amounts of these commitments. We follow the same credit policies in making commitments as we do for on-balance sheet instruments.

Our maximum exposure to credit risk for unfunded lines of credit as of December 31, 2005, 2004 and 2003 was as follows:

	December 31,
	2005	2004	2003
	(Dollar amounts in thousands)
Lines of Credit	$46,022	$39,395	$30,349

Market Risk

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods. Like the majority of financial institutions, our primary market risk exposure is the interest rate risk inherent in our lending and deposit taking activities. The structure of our loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net market values and interest income. We manage our interest rate risk through various tools, including managing the composition and size of the investment portfolio so as to reduce the interest rate risk in the deposit and loan portfolios, at the same time maximizing the yield generated by the portfolio. We also use derivatives such as interest rate swaps and floors to reduce interest rate exposure.

The table below presents the contractual balances and the estimated fair value of our financial instruments at their expected maturity dates as of December 31, 2005. The expected maturity categories for investment securities take into consideration historical prepayment experience, as well as our expectations based on the interest rate environment as of December 31, 2005. For core deposits without contractual maturity (such as interest-bearing checking, savings and money market accounts), the table presents principal cash flows based on our judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2005.

Financial Instruments

	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
		(Dollar amounts in thousands)
Assets
Investment Securities
Fixed rate	$5,021	$963	$33,814	$3,880	$1,689	$64,117	$109,484	$110,087
Average interest rate	5.14%	2.47%	3.31%	3.87%	3.79%	4.88%	4.33%
Variable rate	—	—	—	—	—	12,688	12,688	12,688
Average interest rate	—	—	—	—	—	3.71%	3.71%
Loans
Fixed rate	13,675	13,533	22,301	11,029	18,482	17,841	96,861	94,149
Average interest rate	6.72%	7.16%	6.64%	6.33%	7.16%	6.87%	6.83%
Variable rate	53,053	12,480	25,719	37,476	30,010	102,387	261,125	257,321
Average interest rate	8.18%	8.39%	8.23%	8.13%	8.38%	8.46%	8.34%
Interest-bearing deposits with other banks
Variable rate	581	—	—	—	—	—	581	581
Average interest rate	3.57%	—	—	—	—	—	3.57%
Liabilities
Interest-bearing deposits and savings	47,289	15,762	15,762	15,762	—	—	94,575	94,575
Average interest rate	1.07%	1.07%	1.07%	1.07%	—	—	1.07%
Time deposits fixed rate	195,625	31,478	2,682	2,413	2,726	133	235,057	233,600
Average interest rate	3.66%	3.81%	3.37%	3.99%	4.70%	4.74%	3.69%
Variable rate short-term borrowings	8,717	—	—	—	—	—	8,717	8,717
Average interest rate	3.15%	—	—	—	—	—	3.15%
Variable rate long-term borrowings	20,000	—	—	—	—	12,000	32,000	32,000
Average interest rate	4.43%	—	—	—	—	7.12%	5.44%

Capital Adequacy

There are various primary measures of capital adequacy for banks and bank holding companies, such as risk-based capital guidelines and the leverage capital ratio.

Minimum capital requirements for adequacy purposes consist of a total capital to risk-weighted assets ratio of 8%, and Tier I capital to risk-weighted assets and Tier I leverage ratios of 4%. As of December 31, 2005, we and our subsidiary bank exceeded all required levels of capital, and were considered well-capitalized by regulatory standards. Our capital ratios are as follows:

	Summit Bank Corporation	Summit Bank
Tier I capital to risk-weighted assets	12.91%	12.63%
Total capital to risk-weighted assets	14.12%	13.84%
Tier I leverage ratio	9.37%	9.16%

In September 2003, we issued $12.0 million of trust preferred securities and contributed $9.0 million of the proceeds to our subsidiary bank as a capital injection. According to current Federal Reserve Board guidelines, trust preferred securities can be included as Tier I capital in our capital ratios, with certain restrictions. As of December 31, 2005, all $12.0 million of these securities qualified as Tier I capital.

By repositioning our balance sheet, maintaining the same dividend payout and increasing our earnings, we increased our equity to asset ratio at December 31, 2005 to 7.0% from 6.3% at December 31, 2004. We believe that we have sufficient capital to continue growing organically and are well positioned for the proposed Concord Bank acquisition.

Return on Equity and Assets

The following table shows our return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share) and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2005, 2004 and 2003.

Return on Equity and Assets

	Year ended December 31,
	2005	2004	2003
Return on assets	1.16%	1.03%	1.11%
Return on equity	17.36%	15.29%	15.09%
Dividend payout ratio	37.26%	44.15%	40.63%
Equity to asset ratio	6.66%	6.72%	7.38%

Our return on assets and return on equity both increased from 2003 to 2005. The greater growth in return on equity compared to return on assets over the past three years is due to greater asset growth than equity growth as evidenced by the decrease in our equity to asset ratio from 2003 to 2005. Maintaining the dividend rate of $0.40 for both 2004 and 2005 resulted in the decline of the dividend payout ratio.

Effects of Inflation

Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. We have been able to maintain an adequate level of equity, as previously mentioned, and, though inflation has not been a material factor during the last several years, we intend to address any future effects of inflation by managing our interest rate sensitivity gap position through our asset/liability management processes and by periodically adjusting our pricing of services and banking products to take into consideration current costs.

Business Segment Information

We are managed and operated as one segment, banking. Over 95% of our assets are comprised of cash, investments and loans.

Recent Accounting Pronouncements

Please see Note 1, Section (p) in the Notes to Consolidated Financial Statements for a discussion of recent accounting pronouncements.

BUSINESS

General

We were organized as a Georgia corporation on October 15, 1986 to become a bank holding company by acquiring all the outstanding common stock of Summit Bank upon its formation. Summit Bank commenced business on March 10, 1988, and our primary activity since then has been the ownership and operation of Summit Bank.

Summit Bank is a national banking association organized under the laws of the United States. Summit Bank engages in commercial banking from its main office and seven branch offices, four of which are located in its primary service area of northern metropolitan Atlanta, Georgia. A fifth office is a limited service branch office located in the south Atlanta area. Two additional branch offices are located in San Jose and Fremont, California, and we maintain a loan production office in San Diego, California. We also have a representative office in Shanghai, China. We announced in December 2005 the signing of a definitive agreement to purchase Concord Bank, a national bank with one office in Houston, Texas. All of these offices, including Concord Bank, are in ethnic communities that are very similar to our Atlanta primary service area. We seek to serve four principal markets:

•	individuals, professionals and small to medium-sized businesses in Summit Bank’s primary service areas;

•	ethnic communities located in our primary service areas, including businesses operated by members of such communities;

•	individuals, professionals and businesses in our primary service areas requiring our international financial services offered, including letters of credit, wire transfers and documentary collections; and

•	foreign corporations and individuals requiring international private banking and other specialized banking services in the Atlanta metropolitan area and in San Jose and Fremont, California.

We believe these identified markets continue to provide significant growth opportunities for us. We offer these markets a variety of traditional and specialized banking services and emphasize personal service, cultural sensitivity and accessibility of management.

Market Areas

We seek an entrepreneurial customer base, including individuals, professionals and small to medium-sized businesses in our markets. Our strategy targets the growing multi-ethnic populations in major U.S. cities, including Atlanta, Georgia; San Jose, California; San Diego, California and through our pending acquisition of Concord Bank, Houston, Texas. We are the largest community bank headquartered in Atlanta, Georgia with this particular focus. We believe our customers can benefit from our diverse workforce and understanding of multiple cultures and markets. We offer multi-lingual services to our customers primarily in English, Chinese, German, Korean, Spanish and Vietnamese, but also provide services in other languages.

We conduct business through our five full-service and one limited-service banking offices in the Atlanta metro area and two branches in the San Francisco South Bay/San Jose area, where we focus on the multi-ethnic population of these cities. Our full-service offices are located in business areas where many of the businesses are owned by immigrants and other minority groups. Our client base reflects the multi-ethnic composition of these communities. Approximately 80% of our deposits are in the Atlanta metropolitan statistic area (“MSA”) with the remaining 20% in California in the San Francisco and San Jose MSAs.

The following table shows our deposit market share by zip codes of operation in the states of Georgia and California. The data was compiled for each zip code in which we have a banking office and is aggregated by state.

Deposit Market Share

by Summit’s zip codes of operations—Georgia

Rank	Institution	Deposits ($000)	Weighted Mkt. Share %	Branches
1	Wachovia Corp. (NC)	$1,652,008	30.66%	16
2	SunTrust Banks, Inc (GA)	1,011,538	18.77	17
3	Bank of America Corp. (NC)	777,877	14.44	11
4	Flag Financial Corp. (GA)	512,222	9.51	3
5	Summit Bank Corp. (GA)	322,640	5.99	5
6	Community Financial Holding (GA)	229,110	4.25	1
7	Fidelity Southern Corp. (GA)	161,410	3.00	2
8	BB&T Corp (NC)	146,125	2.71	5
9	Colonial BancGroup Inc. (AL)	101,541	1.88	2
10	PB Financial Services Corp. (GA)	99,335	1.84	1

Source: SNL Financial Deposit data as of 6/30/05

Deposit Market Share

by Summit’s zip codes of operations—California

Rank	Institution	Deposits ($000)	Weighted Mkt. Share %	Branches
1	Bank of America Corp. (NC)	$645,512	37.41%	4
2	Wells Fargo & Co. (CA)	394,055	22.83	3
3	Citigroup, Inc. (NY)	149,476	8.66	2
4	Golden West Financial (CA)	124,369	7.21	1
5	Fremont Bancorp (CA)	106,922	6.20	2
6	Summit Bank Corp. (GA)	86,184	4.99	2
7	Downey Financial Corp (CA)	74,697	4.33	1
8	UCBH Holdings Inc. (CA)	47,453	2.74	1
9	Cathay General Bancorp (CA)	46,760	2.71	1
10	California Pacific Bank (CA)	26,102	1.51	1

Source: SNL Financial Deposit data as of 6/30/05

Asian-American Markets

One of our principal target markets is the Atlanta Asian-American population, consisting principally of members of the Asian-Indian, Chinese, Korean and Vietnamese communities. The 2000 U.S. census indicated that the Atlanta Asian-American population exceeded 135,000 people, with the majority of this population located in northern metropolitan Atlanta, including parts of DeKalb, Gwinnett, Fulton and Cobb counties. Through our branches in San Jose, we also target the significant population of Asian-American individuals and businesses in the San Francisco South Bay/San Jose market.

We believe the locations of our main office and Atlanta branch offices are convenient to a large number of Asian-Americans. At year-end 2005, approximately 60% of our Atlanta customers were Asian-American. Vietnamese individuals comprise the majority of our San Jose Tully Road branch customers and our Fremont branch customers are mostly Chinese-Americans. Following our pending acquisition of Concord Bank, we will increase our Chinese-American customer base, as a significant portion of Concord Bank’s customers are also Chinese-American.

We believe the Asian-American community has a high savings rate, low unemployment and a commitment to economic advancement through education and hard work. We believe this culture creates opportunities for us to serve this community’s small owner-operated businesses. In addition, a significant percentage of Asian-Americans in our market are constrained in their current use of banking services at other financial institutions by language and other cultural barriers. To address this issue, we provide a multi-lingual staff with ethnic backgrounds tailored to each local market’s demographics. We emphasize cultural sensitivity and understanding in our interactions with customers and strive to provide a familiar, accessible and professional environment for our clientele. We also offer significant expertise in lending to businesses typically owned and operated by members of the Asian-American community.

Latin-American Markets

We also target the growing Latin-American market in Atlanta, which increased by approximately 370% from 1990 to 2000 according to the U.S. Census. This market is centered in southern Gwinnett County and has expanded in recent years to northern DeKalb County, northern Fulton County and southern Atlanta. Our Latin-American customer base has reflected this trend. When we established our Peachtree Corners branch in 2000, our Latin-American customer base was primarily located near this branch. Since then, however, our Latin-American customer base has dispersed more widely throughout our branch system.

Unlike many banks or branches that focus on Latin-American customers, we emphasize business lending, as opposed to mass retail lending. Our commercial loans in this market often involve owners of restaurants, landscaping services, music stores and shopping centers catering to the Latin-American community. We believe our specialized understanding of the needs of these businesses, coupled with our Spanish-speaking staff, cultural sensitivity and accessibility of senior management, enhances our competitive position.

International Services Market

We believe that a growing number of domestic businesses in our metropolitan areas (and, in particular, a growing number of small to medium-sized businesses) require our international banking services. While a number of the large financial institutions operating in our markets offer such services, they are typically offered from international banking departments located in central office facilities or from an out-of-state location. Frequently, personnel in the branch facilities of these larger institutions are not trained to address these specialized needs. We believe that we have penetrated, and will be able to further penetrate, this market by providing businesses with convenient access to personnel specially trained to provide international services. We operate a representative office in Shanghai, China to facilitate international documentary transactions for our domestic customers with Chinese banks and to assist domestic customers in their international trade transactions with Chinese entities.

We do not engage in off-shore buyer financing or cross border lending. Occasionally, we discount drafts arising from time letters of credit for selected banks under approved facilities. We believe the commercial and political risks of these activities are acceptable based on our assessment of available information on the banks and the respective countries. As of December 31, 2005, we had approximately $226,000 outstanding under such facilities.

In addition to domestic businesses requiring international banking services, we believe that a growing number of foreign businesses in Atlanta, along with their executives and employees, frequently require the international banking services we provide. Foreign nationals doing business in the U.S. are often unfamiliar with U.S. banking practices. We have personnel with the language and cultural skills suited to serve this clientele. We further believe our managers’ international banking experience, along with our directors’ and executive officers’ contacts in the international and domestic business communities, enhances our ability to compete in this target market.

Business Strategy

We expect to grow our business and increase our profitability by employing the following strategies:

Deliver Superior Relationship Banking to Entrepreneurial Customers.    We want to be the best bank in our markets for owner-managed businesses, including ethnic businesses. We believe we understand what small businesses need in order to grow, and therefore can foster a supportive environment to help them achieve their business goals. Toward this end, we offer a variety of government-guaranteed loans under the SBA program and have significant expertise in lending to a variety of industries within our market areas. We also offer our customers a variety of services other than commercial lending, including international trade finance, letters of credit, consumer loans and a variety of deposit products.

We believe our friendly service, coupled with knowledgeable and experienced staff, allow us to strengthen customer relationships. We also build customer loyalty through management accessibility, local decision-making, cultural sensitivity and responsiveness. We believe this loyalty provides us with a competitive advantage.

Cater to the Needs of Ethnic Communities.    We aim to be a multicultural organization that serves the needs of the multi-ethnic populations of our communities, including our mainstream customers. We want to bridge the immigrant and mainstream perspective by breaking down the language and cultural barriers faced by immigrants. We offer a multilingual staff that has first hand knowledge of different communities and cultures. Our employees speak over two dozen languages, with over half being fluent in at least two languages. We value diversity and this is reflected in the composition of our Board of Directors, which is ethnically diverse and active in the ethnic communities that we serve.

We have significant expertise in lending to the types of businesses typically owned and operated by Asian-Americans and Latin-Americans in our market areas. For example, Asian-American businesses often involve local retail trade, such as convenience stores, restaurants, food stores and liquor stores, while Latin-American businesses often consist of restaurants, landscaping services, music stores and shopping centers catering to Latin-American customers. Our loan portfolio reflects our experience in lending to these types of businesses, with approximately 35.8% of our portfolio at December 31, 2005 consisting of loans to borrowers in the convenience store, restaurant, food store and liquor store industries and approximately 35.1% consisting of commercial real estate loans, many of which are secured by local shopping centers owned by members of these ethnic groups.

We also cater to the needs of our target customers by customizing the services offered at each of our branches to conform to the local ethnic community it serves. Our staff at each of our locations reflects its local market demographics. While each of our full-service banking offices provides a full complement of banking services, each of our branches has a particular focus. For example, our main office focuses on international trade finance for domestic customers and is primarily a mainstream office. Our Asian Banking Center and Peachtree Corners branch in Atlanta cater to both the Asian-American and Latin-American communities. Our Park Village branch in Atlanta focuses on the emerging demographic shift of Chinese and Korean businesses into the northern Gwinnett County area, and our Vinings branch offers private banking services to German citizens typically residing in Atlanta for business reasons. In San Jose, our Fremont branch caters primarily to the Chinese community, while our Tully Road branch caters primarily to the Vietnamese community. By tailoring each of our branch services and staff to their local ethnic communities, we believe we enhance our competitive position in each of our market areas.

Increase Our International Banking Services.    In the upcoming year, we intend to emphasize our international banking products and capabilities. We believe there are few other banks in our markets that offer similar services or make international trade decisions locally and as quickly as we do. Our international banking services, which we offer to our domestic customers, include inbound and outbound international fund transfers, documentary collections, import and export lines of credit and bankers acceptances. Many of our customers engage in import/export activities and require financing for inventory, receivables or general working capital.

In 2004, we opened our representative office in Shanghai, China, which allows us to capitalize on our international trade services for our domestic customers through a network of approximately 300 banks worldwide. Our Shanghai representative office provides a point of contact in China for our domestic customers who engage in international trade. The office is staffed with an individual representative and an assistant and does not accept loans or deposits or otherwise engage in banking activities. Instead, our representative cultivates relationships with other banks that are positioned to meet our customers’ needs, introduces our customers to these banks and serves generally as a resource for our customers who do business in China.

Expand Our Products and Services to Meet the Needs of our Diverse Customer Base.    We continually seek to expand our financial products and services to meet the needs of our customers. We strive to provide the product offerings of larger banks but with a community feel. We offer commercial loans and, to a lesser extent, consumer loans, to our customers. In addition, we offer international trade finance for domestic customers, private banking services and the services of our Shanghai representative office to support our multi-ethnic customer base. In 2006, we plan to provide to our domestic customers a web-based international trade program that will enable them to access account information, request letters of credit, review and track applications and obtain buyer and supplier information via the internet. We believe the ease of access and increased customer exposure to our international banking services will position us for an increase in our volume of business and service fees in this area.

Improve Core Profitability.    We intend to continue to grow our earnings through improvements in net interest income and noninterest income, such as fee income. In 2005, net interest income increased by 13.0% as compared to 2004, and while noninterest income declined slightly by 4.1%, fees from international trade finance services increased by 27.6%. We believe that highlighting our international business expertise and Shanghai presence will continue to improve our fee income in the future. In addition, our focus on increasing core deposits will help to keep our cost of funds low. In 2005, we focused on making our balance sheet more efficient by decreasing our dependence on high-cost funding for loans. We believe by de-leveraging the balance sheet that we are in a position to reap the benefits of a rising rate environment and maintain flexibility to take advantage of future expansion opportunities. By managing our balance sheet, we believe we can adapt more readily to changes in the interest rate environment and maximize earnings and value for our shareholders. We plan to continue to emphasize this flexibility as we respond to further economic developments in the future.

Maintain Excellent Asset Quality.    We consider credit quality to be of primary importance and have taken measures to ensure that we consistently maintain excellent asset quality through our strong credit culture, extensive underwriting procedures and regular loan review. For example, we generally require our commercial mortgage loans to be collateralized by well-managed income-producing property with adequate margins and guaranteed by owners or other responsible parties. We give careful consideration to operating histories and projections and other data regarding the property and the borrower and analyze cash flows and collateral value on an ongoing basis. Any loan over $100,000 is evaluated by our management loan committee, which may approve loans up to $1.0 million. Loans in amounts of $1.0 million up to $2.5 million are approved by our management loan committee plus members of our Board of Directors who are not insiders. Finally, loans for amounts from $2.5 million up to our legal lending limit must be approved by our Board of Directors. As of December 31, 2005, our nonperforming assets, including accruing loans 90 days past due, were 0.33% of total loans, and our net charge-offs to average loans were 0.16% for 2005. Our allowance for loan losses to total loans was 1.27% at December 31, 2005. See “—Lending Activities” for additional information.

Banking Services

We offer the full range of deposit services typically offered by most banks and other financial institutions, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposits. We tailor our transaction accounts and time certificates to pay rates that are competitive with those offered in the area. We also offer Individual Retirement Accounts and solicit accounts from individuals, businesses, associations, and government entities. All deposits are insured by the FDIC up to the maximum amount of $100,000 per deposit account.

We offer a full range of short- to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. We also offer government guaranteed loans under the SBA loan program, including Section 7(a) and Section 504 loans and export revolving lines of credit. After originating a guaranteed loan, we may sell the guaranteed portion (approximately 75% of the balance of the loan) for a gain on the sale of the portion of the loan sold. In addition, we retain the servicing rights to these loans, which continue to generate servicing income to us on the portion sold. Personal (or consumer) loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments.

Lending Activities

We make loans to small and medium-sized commercial businesses and extend international trade lines of credit to domestic customers. A portion of our commercial loans are government-guaranteed loans to small businesses under the SBA program. We also make consumer loans, but these loans comprise a relatively small portion of our loan portfolio.

Our loan portfolio at December 31, 2005 was comprised as follows:

Type	Dollar Amount	Percentage of Portfolio
	(In thousands)
Commercial, financial and agricultural	$86,051	24.0%
Real estate—construction	20,019	5.6
Real estate—mortgage (primarily commercial)	251,989	70.4
Installment loans to individuals	969	0.3
Less: Unearned Income	(1,042)	(0.3)

Total	$357,986	100.0%

In addition, we have entered into contractual commitments, via lines of credit and standby letters of credit, to extend approximately $46 million in credit as of December 31, 2005. We use the same credit policies in making these commitments as we do for our other loans. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contractual Obligations.”

Commercial, Financial and Agricultural Loans.    This portion of our portfolio consists of commercial loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing and letters of credit. Commercial borrowers typically secure their loans with assets of the business, personal guaranties of their principals and often mortgages on the principals’ personal residences. Our commercial loans are primarily made within our market areas and are underwritten on the basis of the commercial borrower’s ability to service the debt from income. The risk in commercial loans is generally due to the type of assets collateralizing these loans. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees. Commercial loans generally will be serviced from the operations of the business, and those operations may not be successful.

Real Estate—Construction.    Construction loans generally are secured by first liens on real estate and have floating interest rates. They involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, upon the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

Real Estate—Mortgage.    We make commercial mortgage loans to finance the purchase of real property as well as loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, including letters of credit, that are also secured by real estate. Commercial mortgage lending typically involves higher loan principal amounts, and the repayment of loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. As a general practice, we require our commercial mortgage loans to be collateralized by well-managed income-producing property with adequate margins and to be guaranteed by responsible parties. In addition, a substantial percentage of our commercial mortgage loan portfolio is secured by owner-occupied commercial buildings. We look for opportunities where cash flows from the collateral provides adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project we are financing. Our commercial mortgage loans are generally collateralized by first liens on real estate, have fixed or floating interest rates and amortize over a 10 to 25-year period with balloon payments due at the end of three to five years. Payments on loans collateralized by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market.

In underwriting commercial mortgage loans, we seek to minimize our risks in a variety of ways, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports and a review of the financial condition of the borrower. We attempt to limit our risk by analyzing our borrowers’ cash flow and collateral value on an ongoing basis.

Consumer.    We make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. Consumer loans entail greater risk than other loans, particularly in the case of consumer loans that are unsecured or secured by depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by job loss, divorce, illness or personal hardships.

Lending Policies.    Our Board of Directors has established and periodically reviews our bank’s lending policies and procedures. We have established common documentation and standards based on the type of loans between our regions. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. National banking regulations provide that no loan relationship may exceed 15% of a bank’s Tier I capital. At December 31, 2005, our legal lending limit was approximately $7.5 million. In addition, we have established an internal limit of $7 million for each lending relationship. Any loan over $100,000 is evaluated by our management loan committee, which may approve loans up to $1.0 million. Loans in amounts of $1.0 million up to $2.5 million are approved by our management loan committee plus members of our Board of Directors who are not insiders. Finally, loans for amounts from $2.5 million up to our legal lending limit must be approved by our Board of Directors. We occasionally sell participation interests in loans to other lenders, primarily when a loan exceeds our house lending limits.

Types of Borrowers.    We classify our borrowers as follows, with the amounts and percentages shown representing loans outstanding at December 31, 2005.

Type of Borrower	Dollar Amount ($000s)	Percent of Portfolio
Retail trade(1)	$128,078	35.8%
Commercial real estate(2)	125,806	35.1
Services(3)	42,967	12.0
Wholesale trade	32,434	9.1
Religious institutions	13,019	3.6
Commercial construction	4,102	1.2
Manufacturing(4)	3,913	1.1
Individuals	3,712	1.0
All other	3,955	1.1

Total	$357,986	100.0%

(1)	Includes convenience stores, restaurants, food markets, liquor stores, telecommunications, drug stores, beauty stores and other retail establishments.

(2)	Includes owners of office buildings, shopping centers, apartment buildings, warehouses and owner-occupied commercial real estate.

(3)	Includes insurance agencies, laundry services, health care providers, financial services, hotels, automotive services, educational services and shipping and other services.

(4)	Consists principally of manufacturers of durable goods.

Concentrations.    At December 31, 2005, we had total credit exposure of $128.1 million to borrowers in the retail trade industry, representing approximately 35.8% of our total loans outstanding as of that date. Additionally, approximately $125.8 million, or 35.1%, of our loans outstanding were to owners of office buildings, shopping centers, warehouses and other forms of commercial real estate. If these industries experience an economic slowdown, our borrowers in these industries could become unable to perform their obligations under their loan agreements. This could negatively affect our earnings and cause the value of our common stock to decline. We mitigate this risk by obtaining U.S. government guarantees under the SBA loan program for a majority of these loans and through in-depth economic analyses of the applicable industries.

Allowance for Loan Losses.    There are certain risks in making all loans. A principal economic risk in making loans is the creditworthiness of the borrower. Other risks in making loans include the period of time over which loans may be repaid, changes in economic and industry conditions, circumstances unique to individual borrowers and uncertainties about the future value of any collateral. We maintain an allowance for loan losses based on, among other things, an evaluation of economic conditions and other lending risks and our regular reviews of delinquencies and loan portfolio quality. Our allowance for loan losses was $4.6 million at December 31, 2005, representing 1.27% of total loans. The determination of the allowance is subjective and is based on management’s judgment regarding factors affecting loan quality, assumptions about the economy and other factors. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Allowance for Loan Losses.”

Other Services

In addition to deposit and loan services, our other domestic services include 24-hour multilingual telephone banking, Internet banking, cash management services, investment sweep accounts, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, as well as automatic drafts for various accounts. We are a member of the STAR, CIRRUS and EXCHANGE ATM networks. These ATM networks are used by our customers in major cities throughout Georgia and California and in various other cities in the U.S. and worldwide. The ATM located at our Asian Banking Center, located at 3490 Shallowford Road in Atlanta, Georgia, also offers multi-lingual screens for Asian-American patrons. We offer both VISA and MasterCard credit cards to our customers through a third party vendor.

The international banking services we provide to our domestic customers include inbound and outbound international funds transfers, documentary collections and import and export letters of credit. In addition, we offer private banking services to qualified foreign individuals and corporations establishing business operations in Atlanta. These specialized private banking services include bill paying, statement and mail holding, currency exchange, international funds transfers and personal lines of credit (including credit card services).

In addition, our private banking group, which is based at our Vinings branch in Atlanta, assists executives living in the U.S. with personal banking services. Most of this group’s customers are German citizens who manage or own subsidiaries or operational arms of European-headquartered businesses. These services include general banking services and introductions to providers of correspondent financial services and our general business contacts in international trade markets. We do not offer personal or corporate trust services (other than retirement custodial services for IRAs and similar plans).

Competition

We conduct business principally through branches in our market areas, which include Atlanta, Georgia and the San Francisco South Bay/San Jose areas in California. Our recently announced acquisition of Concord Bank will provide us with a presence in Houston, Texas, and we recently opened a loan production office in San Diego, California. Both Concord Bank and our loan production office are proximate to the growing Asian-American communities in those cities.

In each of our market areas, we compete in four principal areas of our business: the provision of banking services to one or more specific ethnic groups, international trade, business banking and SBA lending. Our ethnic bank competitors are ethnic-focused banks of all sizes, ranging from large international banks to local community banks. We believe we compete effectively with the large ethnic banks based on our local decision-making and the accessibility of our senior management team and that we compete with ethnic-focused community banks based on the variety of sophisticated services we offer and our ability to serve customers from many different ethnic backgrounds. In the international trade area, we compete with the international departments of ethnic banks and national and regional banks offering international services. We believe our competitive advantage in this area is based principally on our responsiveness, familiarity with our local market areas and ability to make decisions locally. Our principal business banking competitors are independent community banks with a commercial focus and the business banking groups of larger banks, and our competitive advantages in this area are generally the same as those in the ethnic banking area. Finally, in SBA lending we compete principally with loan production offices of out-of-state banks, and our competitive advantage is based principally on our local decision-making, ability to offer a variety of other products and services and familiarity with small business operations in our market areas.

We also compete generally in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete with offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. We believe our office locations, types and quality of services and products, customer service, local presence, understanding of diverse markets and cultures, community reputation and continuity of personnel are also important factors that enhance our general competitive position.

Many of our competitors have offices in our market areas. These institutions include many of the largest banks operating in Georgia and California, including some of the largest banks in the country. These institutions, as well as other competitors of ours, have greater resources, have broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on the factors described above.

Properties

The following table provides information about our properties:

Location	Owned/ Leased	Lease Expiration	Square Footage
Atlanta, Georgia

Main Office 4360 Chamblee-Dunwoody Rd.	Leased	2007 (1st floor) 2010 (3rd floor)	23,475

Asian Banking Center 3490 Shallowford Rd.	Owned	—	18,000

Vinings Branch 2727 Paces Ferry Rd.	Leased	2007	5,266

Peachtree Corners Branch 3280 Holcomb Bridge Road	Leased	2010	2,500

Deposit Processing Center* Phoenix Blvd.	Leased	2009	2,706

Park Village Branch 2540 Pleasant Hill Rd.	Leased	2015	4,800

San Jose, California

San Jose Branch 1648-A Tully Rd.	Leased	2019	3,570

Fremont Branch 46615 Mission Blvd.	Leased	2008	5,092

San Diego, California

Loan Production Office 12707 High Bluff Dr.	Leased	Nov. 2006	170

*	We anticipate closing this limited-service location during 2006.

Additionally, Concord Bank owns its main office in Houston, Texas and does not have any other branches. It does, however, own a parcel of land in Houston that we may develop as a branch site in the future, assuming completion of the acquisition.

Legal Proceedings

We are involved in no material legal proceedings, other than ordinary routine litigation incidental to our business. Our management does not believe that such legal proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations, cash flows or financial condition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 17, 2006, the number of shares of our common stock beneficially owned by each person known to us to own more than 5% of the outstanding shares of common stock, by each director, by each executive officer and by all of our directors and executive officers as a group. Except as indicated otherwise below, the address for each of our directors and executive officers is in care of Summit Bank Corporation, 4360 Chamblee-Dunwoody Road, Atlanta, Georgia 30341.

Name and Position	Amount and Nature of Beneficial Ownership(1)		Percent of Common Stock Outstanding(2)	Percent of Shares Beneficially Owned After Offering(3)
Directors
Aaron I. Alembik	105,010	(4)	1.84%	1.51%
Gerald L. Allison	35,966	(5)	*	*
Pin Pin Chau	90,200	(6)	1.58	1.30
Paul C.Y. Chu	413,275	(7)	7.25	5.95
Peter M. Cohen	60,953	(5)	1.07	*
Jose I. Gonzalez	5,900	(5)	*	*
Jack N. Halpern	149,000	(8)	2.61	2.14
Donald R. Harkleroad	101,480	(9)	1.78	1.46
Shafik H. Ladha	39,150	(10)	*	*
James S. Lai	77,000	(5)	1.35	1.11
Sion Nyen (Francis) Lai	68,000	(11)	1.19	*
Shih Chien (Raymond) Lo	16,247	(5)	*	*
Carl L. Patrick, Jr.	145,364	(12)	2.55	2.09
W. Clayton Sparrow, Jr.	47,000	(5)	*	*
Howard H.L. Tai	44,000	(5)	*	*
David Yu	204,206	(13)	3.58	2.94

Non-Director Executive Officers
H.A. Dudley, Jr.	28,100	(5)	*	*
Thomas J. Flournoy	0		*	*

Other 5% Shareholders
Keefe Managers, LLC(14)(15)	337,499		5.93	4.86

All directors and executive officers as a group (18 in total)	1,630,851	(16)	28.22%	23.20%

*	Represents less than one percent of the outstanding shares

(1)	Information relating to beneficial ownership of common stock by directors is based upon information furnished by each person and upon “beneficial ownership” concepts set forth in rules under the Securities Exchange Act of 1934. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days after March 17, 2006. More than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial ownership. Accordingly, nominees are named as beneficial owners of shares as to which they may disclaim any beneficial interest.

(2)	Based on 5,694,604 shares outstanding as of March 17, 2006 and assumes the exercise by the indicated shareholder or group of all options to purchase our common stock held by such shareholder or group that are exercisable on or before May 16, 2006.

(3)	Based on 6,944,604 shares to be outstanding following the offering if we sell the maximum number of shares in the offering, excluding the underwriter’s over-allotment option, and assumes the exercise by the indicated shareholder or group of all options to purchase our common stock held by such shareholder or group that are exercisable on or before May 16, 2006.

(4)	Includes 28,000 shares held by Mr. Alembik’s wife, 7,200 shares in a trust for which Mr. Alembik and his wife have voting power, and 5,000 shares subject to options received under our stock incentive plan.

(5)	Includes 5,000 shares subject to options received under our stock incentive plan.

(6)	Includes 26,760 shares held by Ms. Chau and her husband and 5,000 shares subject to options received under our stock incentive plan.

(7)	Includes 205,000 shares held by May Foong Corporation, of which Mr. Chu is President and 5,000 shares subject to options received under our stock incentive plan. Mr. Chu’s address is 371 Knollwood Road Ext., Elmsford, New York.

(8)	Includes 90,000 shares held by Halpern Enterprises of which Mr. Halpern is President, 18,000 shares held by children in Mr. Halpern’s household, 9,000 shares held in a Trust for a minor child, and 5,000 shares subject to options received under our stock incentive plan.

(9)	Includes 91,800 shares held by Bristol Summit Company and 4,320 shares held by The Bristol Company, both of which Mr. Harkleroad is President, as well as 5,000 shares subject to options received under our stock incentive plan.

(10)	Includes 35,050 shares held by Ladha Holdings Inc., of which Mr. Ladha is President and 5,000 shares subject to options received under our stock incentive plan.

(11)	Includes 36,000 shares held by U.S. Pacific Investment Group, of which Mr. Lai is President and 5,000 shares subject to options received under our stock incentive plan.

(12)	Includes 720 shares held by Mr. Patrick’s wife, 1,062 shares held by his child, and 5,000 shares subject to options received under our stock incentive plan.

(13)	Represents 171,066 shares held by Mr. Yu and his wife, 26,640 shares held by his children, and 5,000 shares subject to options received under our stock incentive plan.

(14)	The address for Keefe Managers, LLC is 375 Park Avenue, New York, New York 10152.

(15)	Keefe Managers, LLC is not an affiliate of Keefe, Bruyette & Woods, Inc.

(16)	Includes 85,000 shares subject to options received under our stock incentive plan.

MANAGEMENT

Our Board of Directors is divided as evenly as possible into three classes that serve staggered, three-year terms. The table below sets forth certain information about the directors and executive officers, including each director’s class, the director’s age and his or her position with us. The Board of Directors has determined that all of its directors, except for Ms. Chau and Mr. Yu, are independent pursuant to the standards of the Nasdaq National Market.

	Class	Age	Position with Summit
Director Name
Aaron I. Alembik	I	75	Director
Jack N. Halpern	I	56	Director
Sion Nyen (Francis) Lai	I	51	Director
Shih Chien (Raymond) Lo	I	60	Director
W. Clayton Sparrow, Jr.	I	59	Director
Pin Pin Chau	I	66	Director/Chief Executive Officer
Peter M. Cohen	II	58	Director
Donald R. Harkleroad	II	62	Director
Shafik H. Ladha	II	59	Director
Paul C. Y. Chu	II	55	Director
Howard H. L. Tai	II	74	Director
Gerald L. Allison	III	68	Director/Vice Chairman
Jose I. Gonzalez	III	51	Director
James S. Lai,	III	68	Director
Carl L. Patrick, Jr.	III	59	Director/Chairman
David Yu	III	55	Director/President

Non-director Executive Officer
H.A. Dudley, Jr.		58	Executive Vice President
Thomas J. Flournoy		50	Executive Vice President/Chief Financial Officer

Class I Directors—Term Expires in 2008:

Aaron I. Alembik has been a director of Summit since its inception in July 1987 and is a former partner in the Atlanta law firm of Alembik and Alembik. From 1958 to 1996, he was active in the practice of real estate, business and corporate law. Mr. Alembik retired from his law practice in 1997. Mr. Alembik is also involved in the ownership, management and operation of numerous real estate ventures. Mr. Alembik, who was born in France, is a naturalized U.S. citizen, and has been a resident of Atlanta since 1957. Mr. Alembik is a graduate of the School of Foreign Service, Georgetown University and the National Law Center of George Washington University. Mr. Alembik is a member of the Georgia and Virginia Bar Associations.

Jack N. Halpern has been a director of Summit since its inception in July 1987 and served as Chairman from April 1998 through April 2000. Mr. Halpern is the President of Halpern Enterprises, Inc., an Atlanta-based owner, operator and manager of various commercial real estate ventures. His companies currently control in excess of three million square feet of retail space in the Atlanta area. In his capacity as a principal of Halpern Enterprises, Inc., Mr. Halpern has assisted numerous Asian-American and Hispanic immigrants in the establishment of retail businesses in the Atlanta area. Mr. Halpern holds degrees from Harvard University and the University of Georgia Law School. He is active in various civic organizations and formerly served as President of the Jewish Federation of Greater Atlanta and President of the Board of Trustees of the Epstein School.

Sion Nyen (Francis) Lai has been a director of Summit since December 1987 and is currently a member of Summit’s Loan Committee, Audit Committee, and Compensation Committee. He has been President and principal shareholder of Fulton Beverage Center, Inc. since 1984. Prior to 1984, Mr. Lai worked with Hock Hua Bank Berhad in Sabah, Malaysia. Mr. Lai earned an Associates Degree from New York State University, and B.A. in Economics and M.B.A. degrees from Mercer University in Atlanta.

Shih Chien (Raymond) Lo has been a director of Summit since December 1987 and is a member of Summit’s Compensation Committee. He is the President and principal shareholder of Lo Brothers Associates, an exporter of American hardwood and forest products. Prior to that, Mr. Lo was employed by Roberts and Company, architects, and by Portman and Associates. Mr. Lo earned a Masters Degree in Architecture from the Georgia Institute of Technology.

W. Clayton Sparrow, Jr. has been a director of Summit since its inception in July 1987 and is currently Chairman of Summit’s Credit Risk Management Committee. He is a partner in the national law firm of Seyfarth Shaw. Mr. Sparrow’s corporate and business law practice includes the general counsel representation of domestic and multinational businesses, as well as mergers and acquisitions. His professional activities include membership in the American and International Bar Associations, the State Bar of Georgia, and past Chairman of the International Transactions Section and Director of the Atlanta Bar Association. Mr. Sparrow is a graduate of the Georgia Institute of Technology (B.S. Physics), Georgia State University (M.B.A. Finance) and the University of Georgia Law School. He is a member of the Board of Advisors at the College of Sciences, Georgia Tech and is a past President of the Georgia State University Alumni Association. Mr. Sparrow has held director and officer positions with the DeKalb Chamber of Commerce, the Japan-American Society, the Korea U.S. Chamber of Commerce, the Georgia State University Foundation and the Georgia Tech Alumni Association. He retired from the U.S. Naval Reserve with the rank of Captain.

Pin Pin Chau has served as CEO of Summit since 1999. She has been President and Chief Executive Officer of Summit Bank since joining Summit in 1993. Prior to Summit, Ms. Chau was President and CEO of the United Orient Bank in New York City. She began her banking career in 1970 with National Westminster Bank, USA (Fleet, Bank of America), where she remained until 1987. Her experience included, at various times, commercial lending, branch management, international lending and trade finance. Ms. Chau serves on the Executive Committees of the boards of the Atlanta College of Art and the Georgia Department of Industry, Trade and Tourism. Ms. Chau holds a B.A. degree from Coe College and an M.A. degree from Yale University. She is a graduate of the Stonier Graduate School of Banking and has completed graduate courses in accounting from the Stern School of Business at New York University.

Class II Directors—Term Expires in 2006:

Peter M. Cohen has been a director of Summit since its inception in July 1987 and served as Vice Chairman of the Board of Directors and Secretary of Summit from December 1987 until February 1990. He currently serves as Chairman of Summit’s Nominating Committee and on Summit’s Executive Committee. From 1984 until 2003, Mr. Cohen was President of Trident Corporate Services Inc., a member of the Trident Trust Group, which provides international corporate, trust & mutual fund administration services to foreign and U.S. clients. He is currently President of IF Consulting Services, LLC. Mr. Cohen has practiced as an attorney both abroad and in the U.S. He was associated with the Atlanta-based office of the Wildman, Harrold, Allen, Dixon & Branch law firm from 1980 until 1984 and is a member of the Atlanta, Georgia, American, and International Bar Associations. Mr. Cohen also has been a member of the adjunct faculty of Emory Law School in the areas of international law and international tax. Mr. Cohen, who is a naturalized citizen, holds degrees from Rhodes University, the University of Stellenbosch Law School and University College, University of London.

Donald R. Harkleroad has been a director of Summit since its inception in July 1987 and is President of The Bristol Company and its subsidiaries, a diversified investment and management holding company with interests in finance, food, technology, and natural resources. He currently serves on Summit’s Nominating and Compensation Committees. Mr. Harkleroad is a graduate of the University of Georgia and of New York University School of Law, where he was Editor-in-Chief of The Journal of International Law & Politics and a Weinfeld Associate. Mr. Harkleroad is past Chairman of the International Law Section and of the Corporation and Banking Law Section of the State Bar of Georgia, as well as Chairman of the Taxation Committee of the American Bar Association’s Business Law Section; he served for several years as Adjunct Professor of Law at Emory Law School, teaching in the areas of corporate, partnership, and tax law. He is a director of the Society of International Business Fellows and a member of the World Economic Forum.

Shafik H. Ladha has been a director of Summit since February 1988 and served as Vice Chairman of Summit from April 1994 to April 1996. Mr. Ladha serves on Summit’s Credit Risk Management Committee, Loan Committee, ALCO Committee and Marketing Committee. Mr. Ladha is the Chairman/CEO of Ladha Holdings, Inc., a closely held business, and its subsidiaries, including the Petroleum Group, LLC. Mr. Ladha has served for four years as Chairman of the Aga Khan Foundation, USA National Committee (which is part of the global Aga Khan Development Network). He also served on the Board of Governors of the International Club of Atlanta.

Paul C.Y. Chu has been a director of Summit since May 1993 and is the Chairman of the Novax Group of computer software development companies. Novax was organized to provide financial management software such as accounting and point of sale for specific vertical market applicators. Trained as an attorney at law and certified public accountant, Mr. Chu spent three years from 1976 to 1979 with Ernst & Young as an auditor and tax consultant. From 1980 to 1983, he worked for Amerex Trading Co. as President in charge of its Taiwan operation. From 1983 to 1987 he served as chief of investments for the Ministry of Economic Affairs of Taiwan responsible for attracting foreign investments. Mr. Chu received his Juris Doctor degree from Pace University Law School and his M.B.A. in Finance from Columbia University Business School. He graduated from Soochaw University in Taiwan with a B.A. in Economics.

Howard H. L. Tai has been a director of Summit since its inception in July 1987 and served as Executive Vice President of Summit from October 1987 until September 1988. He currently serves on Summit’s Nominating Committee. Mr. Tai has been an Atlanta-based real estate investor since 1981. Mr. Tai is a graduate of the College of Law of the National University of Taiwan and holds a master of law degree from Waseda University of Tokyo, Japan. His prior business experience includes serving as Executive Vice President of Shin-kong Synthetic Fibers Corporation located in Taiwan, the Republic of China.

Class III Directors—Term Expires in 2007:

Gerald L. Allison, Vice Chairman of Summit, became a director of Summit in April 1989, and served as Vice Chairman of Summit from February 1990 to May 1992 and from April 1998 to April 2000. He currently serves on Summit’s Nominating and Compensation Committees. Mr. Allison is the CEO and Chairman of AJC International, Inc., a major Atlanta-based export and import trading company for food and agricultural products. Mr. Allison obtained his B.A. in Economics from Northern Illinois University and has been a resident of Atlanta since 1967.

Jose Ignacio Gonzalez was Chairman of Summit and Vice Chairman of Summit Bank from April 2002 until March 2004. He has been a director of Summit since April 1998. He is Chairman of Summit’s Compliance Committee and also serves on the Marketing, Loan, Audit, Nominating, and Credit Risk Committees. Mr. Gonzalez is the Executive Director of Hemisphere, Inc. a public-private partnership whose mission is to brand the State of Georgia and the City of Atlanta in the Americas. He is the past president and CEO of PanAmerican Logistics, LLC and Perishables Group International JV, LLC, and is a founding partner of PanAmerican Transport, LLC. Prior to 1992, Mr. Gonzalez served as the first Executive Director of the Georgia Hispanic Chamber of Commerce. Mr. Gonzalez received his B. S. in Management from Purdue University and his M.B.A. from Mercer University. Mr. Gonzalez currently serves on the Advisory Board of The Carter Center and on the Boards of Directors of CIFAL-Atlanta, the Atlanta Convention & Visitors Bureau and the Georgia Foreign Trade Zone. He has served as Regional Chair on the national board of the United States Hispanic Chamber of Commerce, as well as Chairman of the DeKalb Chamber of Commerce and the Georgia Hispanic Chamber of Commerce. He also served on the executive committee and board of the Metro Atlanta Chamber of Commerce.

James S. Lai, Ph.D. was Chairman of the Board of Directors of Summit from April 2000 to April 2002, and has been a director of Summit since its inception in July 1987. He is currently the Chairman of Summit’s Compensation Committee and is a member of Summit’s Credit Risk Management, Audit, Compliance and Loan Committees. He served as Vice Chairman of Summit Bank from April 1996 to April 2002. Dr. Lai is an Emeritus Professor of Civil Engineering at the Georgia Institute of Technology. Dr. Lai is the sole owner of Pavtec

Engineering Technology, Inc. which specializes in engineering consulting. Dr. Lai was elected President of the Association of Chinese Scholars in the Southeastern U.S. in 1985. Dr. Lai received his Ph.D. from Brown University in 1967.

Carl L. Patrick, Jr. has been a director since the inception of Summit in July 1987. He currently serves as Chairman of the Board, Chairman of the Audit Committee and Chairman of the Succession Committee. In addition, Mr. Patrick is a member of Summit’s Compensation Committee, Executive Committee and Asset-Liability Management Committee. He served one other term as Chairman of the Board of Directors of Summit from February 1990 to May 1992. Mr. Patrick is an attorney and a certified public accountant (CPA) with a B.A. from Duke University, an M.B.A. from Georgia State University and a J.D. from the University of Georgia School of Law. As a CPA with Arthur Andersen & Co., he had extensive exposure to the financial and tax aspects of real estate, banking, small business, and international transactions. Mr. Patrick also serves on the Board of Carmike Cinemas, Inc., a motion picture exhibition company in Columbus Georgia that is traded on Nasdaq.

David Yu is the founder and organizer of Summit and Summit Bank. He served as President and CEO of Summit until December 1989, at which time he was elected Chairman of the Board of Directors of Summit Bank. Before organizing Summit and Summit Bank, Mr. Yu worked for The Citizens and Southern National Bank and First National Bank of Atlanta. From 1976 to 1980, Mr. Yu was employed as an Assistant National Bank Examiner by the OCC in Atlanta. Mr. Yu is actively involved in civic and community activities. He is currently on the board of the Salvation Army, DeKalb Chamber of Commerce, Georgia Theatre of the Stars, Georgia Council for the Arts, Emory Board of Visitors, and a member of the Chinese American Lions Club of Atlanta. Presently, he is chairman of the International Village Cultural & Community Center. Also, Mr. Yu was recognized in Georgia Trend Magazine as one of the “100 Most Influential Georgians” in 2000. Mr. Yu is founder and past Chairman of the Board of the Chinese Community Center. He also has served on the Board of the Atlanta Chamber of Commerce, Metro Atlanta Community Foundation, United Way, Zoo Atlanta, Arts and Business Council, Latin American Association and Leadership Atlanta. He also serves on the Georgia Human Relations Commission and Atlanta Sister Cities Commission. Mr. Yu received his M.B.A. degree in International Business from Georgia State University and his B.S. degree in Business Administration from Virginia Commonwealth University.

Other Executive Officers of Summit

Thomas J. Flournoy has served as Executive Vice President and Chief Financial Officer of Summit and Summit Bank since May 31, 2005. Prior to joining Summit, Mr. Flournoy served as Executive Vice President and Chief Financial Officer of MFB Corporation (MFBC) from 2001 to 2005 and as Controller of 1st Source Corporation from 1987 to 2001. Mr. Flournoy has over 27 years of banking experience. He received a B.S. in Accounting from Ball State University.

H.A. Dudley, Jr. has served as Executive Vice President and Chief Lending Officer of Summit Bank since joining Summit Bank in January 1991 and was elected Executive Vice President of Summit in April 1995. Prior to joining Summit Bank, Mr. Dudley was a Vice President of Wachovia Bank, N.A. where he served from 1983 to 1991 as a District Manager in the Atlanta Retail Bank. Mr. Dudley received his B.S. in Business Administration from Auburn University.

Board Committees

Audit Committee.    Summit has an Audit Committee of the Board of Directors consisting of Carl Patrick, Jr. (Chairman), Sion Nyen (Francis) Lai, Jose Gonzalez and Dr. James S. Lai. The Audit Committee’s functions include (1) engaging, overseeing, retaining and compensating the independent auditors and determining the scope of their services; (2) monitoring the independence of the independent auditors; (3) pre-approving all audit and allowable non-audit services to be provided by the independent auditors; (4) determining that Summit has adequate administrative, operating and internal accounting controls and that it is operating in accordance with prescribed procedures; and (5) serving as an independent party in the review of Summit’s financial information prior to its distribution to Summit’s shareholders and the public.

The Board of Directors has determined that each Audit Committee member is independent in accordance with Nasdaq National Market and SEC regulations. None of the members of the Audit Committee have participated in the preparation of the financial statements of Summit or any current subsidiary of Summit at any time during the past three years. The Board has also determined that Carl Patrick, Jr. meets the criteria specified under applicable SEC regulations for an “audit committee financial expert” and that all of the Committee members are financially sophisticated in accordance with Nasdaq National Market standards.

Nominating Committee.    Summit has a Nominating Committee, consisting of Peter Cohen (Chairman), Donald Harkleroad, Howard Tai, Gerald Allison and Jose Gonzalez. Each of the Committee members is independent under Nasdaq National Market listing standards.

The Committee has not adopted a formal policy or process for identifying or evaluating nominees, but informally solicits and considers recommendations from a variety of sources, including other directors, members of the community, customers and shareholders of Summit Bank, and professionals in the financial services and other industries. Similarly, the Committee does not prescribe any specific qualifications or skills that a nominee must possess, although it considers the potential nominee’s business experience; knowledge of Summit and the financial services industry; experience in serving as a director of Summit or another financial institution or public company generally; wisdom, integrity and analytical ability; familiarity with and participation in the communities served by Summit; commitment to and availability for service as a director; and any other factors the Committee deems relevant.

Compensation Committee.    Summit’s Compensation Committee consists of Dr. James S. Lai (Chairman), Carl L. Patrick, Jr., Sion Nyen (Francis) Lai, Gerald Allison and Donald Harkleroad. Each of the members of the Compensation Committee is independent under Nasdaq National Market listing standards. This Committee reviews the compensation of the Chief Executive Officer and senior officers of Summit and Summit Bank.

Compensation of Directors and Executive Officers

Director Compensation.    Each non-employee director of Summit and Summit Bank receive an attendance fee of $800 for each meeting of the Board of Directors, as well as a fee of $250 for each committee meeting attended. Summit’s chairman receives an additional $1,000 per month. The committee chairmen receive $300 per committee meeting, except for the Audit Committee chairman who receives $500 per Audit Committee meeting. A director who is an employee of Summit or Summit Bank receives no fees or other compensation for serving as a director, or as a member of a board committee, from either Summit or Summit Bank. Pursuant to this compensation arrangement, total fees of $229,900 were paid to Summit directors in 2005, with each non-employee director receiving the following total amount:

Name	2005 Director Fees
Mr. Aaron Alembik	$4,300
Mr. Gerald Allison	$21,250
Mr. Paul Chu	$3,800
Mr. Peter Cohen	$8,000
Mr. Jose Gonzalez	$20,150
Mr. Jack Halpern	$13,250
Mr. Donald Harkleroad	$7,600
Mr. Shafik Ladha	$21,550
Mr. Sion Nyen (Francis) Lai	$20,700
Dr. James S. Lai	$27,700
Mr. Shih Chien (Raymond) Lo	$6,650
Mr. Carl Patrick, Jr.	$38,700
Mr. W. Clayton Sparrow, Jr.	$21,800
Mr. Howard Tai	$5,900

In addition to the cash retainers described above, directors are eligible to receive options, although there is not a prescribed formula for such grants. On February 28, 2005, the Compensation Committee authorized the grant of options to purchase 5,000 shares of common stock to each director. The options have an exercise price of $15.01 per share for each non-employee director and an exercise price of $15.15 per share for each employee director, vested immediately upon grant and expire ten years from the date of grant.

Executive Compensation.    The following table shows the compensation we paid during the years ended December 31, 2005, 2004 and 2003 to our Chief Executive Officer and each of our other executive officers who earned more than $100,000 in combined salary and bonus during the year ended December 31, 2005. We have omitted information on “perks” and other personal benefits because the aggregate value of these items does not meet the minimum amount required for disclosure under Securities and Exchange Commission regulations.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Company or Bank Position	Year	Salary	Bonus	Securities Underlying Options/SARs		All Other Compensation
Pin Pin Chau Chief Executive Officer of Summit; President and Chief Executive Officer of Summit Bank	2005 2004 2003	$180,180 173,250 165,000	$100,726 78,582 154,920	5,000 1,500 —	(3)	$8,878 8,714 8,525	(1) (1) (1)

David Yu President of Summit; Chairman of Summit Bank	2005 2004 2003	$151,476 145,650 137,725	$50,363 39,291 77,460	5,000 1,500 —	(3)	$3,765 3,627 3,468	(2) (2) (2)

Thomas J. Flournoy Executive Vice President and Chief Financial Officer of Summit and Summit Bank(4)	2005 2004 2003	$125,000 — —	$30,993 — —	— — —		$1,683 — —	(2)

H.A. Dudley, Jr. Executive Vice President of Summit and Summit Bank	2005 2004 2003	$125,736 120,900 115,150	$50,363 39,291 77,460	5,000 —		$3,125 3,011 2,879	(2) (2) (2)

(1)	Consists of $4,400 in life insurance premiums paid by Summit each year and 401(k) contributions paid by Summit of $4,478, $4,314 and $4,125 in 2005, 2004 and 2003, respectively.

(2)	Consists of 401(k) contributions paid by Summit.

(3)	Adjusted for 3-for-2 stock dividend awarded on February 17, 2004. See “Option/SAR Grants in Last Fiscal Year” for the terms of these options.

(4)	Mr. Flournoy’s employment with Summit and Summit Bank commenced on May 31, 2005.

2006 Executive Compensation

Our Compensation Committee has approved salary increases of 5% for each executive officer named above for fiscal year 2006. In 2006, Ms. Chau will receive $189,189 in base salary; Mr. Yu will receive $159,050 in base salary; Mr. Flournoy will receive $131,250 in base salary; and Mr. Dudley will receive $132,023 in base salary. Each officer named above will be eligible for a cash bonus if we attain established performance goals in 2006, with bonus payments being based on attaining specified objectives in three principal areas: income growth, asset growth and return on equity. A bonus based on our performance in one of these areas can be reduced by a shortfall in any of the other areas. Our Compensation Committee determines the amount of the total bonus pool for our executive officers based on our overall performance for the year. Our Chief Executive Officer will receive 40% of the total bonus pool and the remaining three executive officers will each receive 20% of the total bonus pool. In 2006, we expect to make 401(k) contributions for our executive officers similar to those shown above in the Summary Compensation Table for 2005.

Stock Option Grants

The following table sets forth information with respect to the executive officers listed in the Summary Compensation Table concerning options granted in 2005. All of the options vested immediately upon grant.

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options/SARs Granted	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date
					5%	10%
Pin Pin Chau	5,000	33.33%	$15.15	02/28/2015	$49,141	$130,160
David Yu	5,000	33.33%	$15.15	02/28/2015	$49,141	$130,160
Thomas J. Flournoy	0	0	—		$0	$0
H.A. Dudley, Jr.	5,000	33.33%	$15.15	02/28/2015	$49,141	$130,160

Option Exercises and Holdings

The following table sets forth information with respect to the executive officers listed in the Summary Compensation Table concerning options exercised and unexercised options held as of the end of 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year

and Fiscal Year-End Option/Sar Values

	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at 2005 Year End	Value of Unexercised In-the-Money Options at 2005 Year End(2)
Name			Exercisable/Unexercisable	Exercisable/Unexercisable
Pin Pin Chau	1,500	$3,940	5,000/0	$1,750/$0
David Yu	1,500	$3,940	5,000/0	$1,750/$0
Thomas J. Flournoy	0	0	0/0	$0/$0
H.A. Dudley, Jr.	0	0	5,000/0	$1,750/$0

(1)	Based on the quoted market value per share of Summit’s common stock on the date of exercise of the options.

(2)	Based on the quoted market value per share of Summit’s common stock on December 31, 2005 of $15.50 per share. The exercise price on all unexercised options was $15.15 per share.

Severance Agreements.    Summit has severance agreements with Ms. Chau, Mr. Yu, Mr. Dudley and Mr. Flournoy. The agreements generally provide that in the event of involuntary termination or a change in the executive’s position or compensation resulting from a change in the control of Summit due to a merger, consolidation or reorganization, each executive would be entitled to receive an amount equal to 100% of the executive’s annual base salary. These agreements have continuing three-year terms. Based on each individual’s 2006 base salary, severance payments would be equal to $189,189 for Ms. Chau, $159,050 for Mr. Yu, $132,023 for Mr. Dudley and $131,250 for Mr. Flournoy.

Retirement Compensation.    On December 20, 2004, Summit entered into a Post Retirement Compensation Agreement with its Chief Executive Officer, Pin Pin Chau. The agreement provides for 15 annual payments of $24,000 each, beginning six months after her retirement from Summit, but no earlier than February 27, 2007. Summit recorded expense relating to this agreement in the amount of $73,217 in 2005.

Compensation Committee Interlocks and Insider Participation.    Our Compensation Committee consists of Dr. James S. Lai (Chairman), Carl L. Patrick, Jr., Gerald L. Allison, Sion Nyen (Francis) Lai, and Donald Harkleroad. No member of the Compensation Committee has served as an executive officer of Summit, and no executive officer of Summit has served as a director or member of the Compensation Committee of any other entity of which a member of our Compensation Committee has served as an executive officer.

Related Party Transactions

Certain officers and directors of Summit and their affiliates, including corporations and firms of which they are officers or in which they and/or their families have an ownership interest, have deposit accounts with Summit Bank and may, from time to time, have other transactions with Summit Bank, including loans from Summit Bank, in the ordinary course of business. In the opinion of the Board of Directors of Summit, the terms of all of the transactions with such persons and entities were no less favorable to Summit Bank than terms available in comparable transactions from others, and such terms were as favorable as terms that could have been obtained in arms length transactions with independent third parties. We expect to have such transactions on similar terms with our directors, executive officers and their affiliates in the future. All commitments, loans or other extensions of credit made by Summit Bank to officers, directors and principal shareholders of Summit and to affiliates of such persons have been made in the ordinary course of business on terms, including interest rates and collateral, deemed by Summit Bank to be substantially the same as those prevailing at the time for comparable transactions with independent third parties and do not involve more than the normal risk of collectibility or present other unfavorable features. There were no loans outstanding by Summit Bank to Summit’s directors, executive officers or their affiliates as of December 31, 2005.

From time to time, we engage the law firm of Seyfarth Shaw, LLP for various legal services. Fees paid to Seyfarth Shaw for each year since 2003 did not exceed $60,000 or five percent of our or Seyfarth Shaw’s gross revenues for any of the years in question. One of our directors, W. Clayton Sparrow, Jr. is a partner with Seyfarth Shaw. Our Board of Directors believes that the terms of Seyfarth Shaw’s representation are no less favorable to us than those that could be obtained from an unrelated third party.

SUPERVISION AND REGULATION

Both Summit and Summit Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

Summit

Because we own all of the capital stock of Summit Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the Bank Holding Company Act). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve. As a bank holding company located in Georgia, the Georgia Department of Banking and Finance also regulates and monitors all significant aspects of our operations.

Acquisitions of Banks.    The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if we are adequately capitalized and adequately managed, we may purchase a bank located outside of Georgia. However, the laws of the other state may impose restrictions on the acquisition of a bank that has only been in existence for a limited amount of time or that would result in specified concentrations of deposits. For example, Georgia law prohibits a bank holding company from acquiring control of a bank until the target bank has been incorporated for three years. Because Summit Bank has been chartered for more than three years, this restriction would not limit our ability to sell.

Change in Bank Control.    Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities.    A bank holding company is generally permitted under the Bank Holding Company Act, to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company under the Gramm-Leach-Bliley Act Financial Services Modernization Act of 1999. A financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•	providing financial, investment or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the U.S. if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

In order for Summit to qualify to become a financial holding company, Summit Bank and any other depository institution subsidiary of Summit is required to be well capitalized and well managed and have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we would be required to file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days’ written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of Subsidiary Institution.    Under Federal Reserve policy, we are expected to act as a source of financial strength for Summit Bank and to commit resources to support Summit Bank. This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In addition, any capital loans made by us to Summit Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of Summit Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Summit National Bank

Because Summit Bank is chartered as a national bank, it is primarily subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. The OCC regularly examines Summit Bank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Because Summit Bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations. Summit Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching.    National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which their main office is located. Under Georgia law, Summit Bank may open branch offices throughout Georgia with the prior approval of the OCC. In addition, with prior regulatory approval, Summit Bank may acquire branches of existing banks located in Georgia. Summit Bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the target states’ laws. Georgia law, with limited exceptions, currently permits branching across state lines through interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, Georgia has not opted-in to this provision. Therefore, interstate merger is the only method through which a bank located outside of Georgia may branch into Georgia. This provides a limited barrier of entry into the Georgia banking market, which protects us from an important segment of potential competition. However, because Georgia has elected not to opt-in, our ability to establish a new start-up branch in another state is limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in. Consequently, until Georgia changes its election, the only way we will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

Prompt Corrective Action.    The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all institutions are placed. The federal banking agencies have specified by regulation the relevant capital level for each category. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal regulator. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments.    The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.32 cents per $100 of deposits for the first quarter of 2006.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act.    The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Summit Bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations.    Interest and other charges collected or contracted for by Summit Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation of a borrower who is on active duty with the U.S. military.

Summit Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of Summit Bank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

Summit and Summit Bank are required to comply with the capital adequacy standards established by the Federal Reserve, in the case of Summit, and the OCC, in the case of Summit Bank. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Summit Bank is subject to risk-based and leverage capital requirements adopted by the OCC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier I Capital and Tier II Capital. Tier I Capital generally consists of common stock, minority interests in the equity accounts of consolidated depository institution subsidiaries, noncumulative perpetual preferred stock in consolidated non-depository subsidiaries and a limited amount of qualifying cumulative perpetual preferred stock and trust preferred securities, less goodwill and other specified intangible assets. Tier I Capital must equal at least 4% of risk-weighted assets. Tier II Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier II Capital is limited to 100% of Tier I Capital. At December 31, 2005 our ratio of total capital to risk-weighted assets was 14.12% and our ratio of Tier I Capital to risk-weighted assets was 12.91%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier I Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2005, our leverage ratio was 9.37%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Anti-Terrorism and Money Laundering Legislation

Summit Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act) as it amended the Bank Secrecy Act and the rules and regulations of the Office of Foreign Assets Control (OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. Summit Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

On January 17, 2006, we consented to the issuance of a consent order from the OCC that requires us to improve our compliance and operations infrastructure with respect to the BSA. The OCC did not impose any fine or civil money penalty in connection with this action. As part of the consent order, we agreed to strengthen our BSA internal controls, including the appointment of a compliance committee and the development and implementation of enhanced policies and procedures for BSA compliance; to enhance our programs and controls for customer identification and Suspicious Activity Reporting; to enhance our BSA audit functions; and to improve employee training relating to the detection and prevention of money laundering. We have designated a full-time BSA compliance officer to help us develop policies and procedures to improve our BSA compliance and have retained an outside consultant to present training programs on BSA compliance to our employees.

Payment of Dividends

We are a legal entity separate and distinct from Summit Bank. The principal sources of our cash flows, including cash flows to pay dividends to our shareholders, are dividends that Summit Bank pays to us, as we are the sole shareholder of Summit Bank. Statutory and regulatory limitations apply to Summit Bank’s payment of dividends to us as well as to our payment of dividends to our shareholders.

Summit Bank is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by Summit Bank’s Board of Directors in any year will exceed (1) the total of Summit Bank’s net profits for that year, plus (2) Summit Bank’s retained net profits of the preceding two years, less any required transfers to surplus. The payment of dividends by Summit and Summit Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

In addition, the OCC may require, after notice and a hearing, that Summit Bank stop or refrain from engaging any practice it considers unsafe or unsound. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Restrictions on Transactions with Affiliates

Summit and Summit Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Summit Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

Summit and Summit Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Summit Bank is also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Federal Deposit Insurance Reform

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (FDIRA). The FDIC must adopt rules implementing the various provisions of FDIRA by November 5, 2006.

Among other things, FDIRA changes the Federal deposit insurance system by:

•	raising the coverage level for retirement accounts to $250,000;

•	indexing deposit insurance coverage levels for inflation beginning in 2012;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the DIF); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comment and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging potential changes to the structures, regulations and competitive relationships of financial institutions operating and doing business in the U.S. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve has, and is likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve affects the levels of bank loans, investments and deposits through its control over the issuance of U.S. government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock summarizes certain provisions of our articles of incorporation and bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of our articles of incorporation and bylaws and the Georgia Business Corporation Code.

Common Stock

General.    Our articles of incorporation authorize our Board of Directors to issue a maximum of 100,000,000 shares of common stock, $0.01 par value per share. As of the date of this prospectus, [            ] shares of common stock were issued and outstanding. In addition, a total of approximately [            ] shares of common stock were subject to outstanding stock options and reserved for future issuance.

Voting Rights.    The holders of common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. If a quorum of shares is represented at any meeting of shareholders where directors are elected, the holders of a plurality of the shares of our common stock voting in the election of directors (subject to the voting rights of any shares of special stock then outstanding) is needed to elect each individual director. Except as set forth below under “Protective Provisions—Supermajority Vote Requirements,” on matters other than the election of directors, the affirmative vote of the majority of the shares of our common stock is required to take action.

Dividend Rights.    Subject to any preferences for shares of special stock then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the Board of Directors out of funds legally available therefor. The payment of dividends is further subject to certain regulatory restrictions which prohibit us from paying any dividends except from retained earnings. As of December 31, 2005, we have retained earnings of approximately $21 million.

Preemptive Rights.    The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that may be issued by us.

Assessment and Redemption.    The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.

Liquidation Rights.    In the event of liquidation, dissolution or winding up of Summit, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of special stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Special Stock

Our articles of incorporation authorize our Board of Directors to issue up to 20,000,000 shares of special stock. No shares of special stock are outstanding nor do we currently have plans to issue special stock in the future. Our Board of Directors may, without further action by our shareholders, issue one or more series of special stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, redemption rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series. Shares of special stock may entitle the holders to greater voting rights than, and redemption and dividend preferences over, the shares of our common stock.

Protective Provisions

General.    Shareholders’ rights and related matters are governed by Georgia law and our articles of incorporation and bylaws. Our articles of incorporation contain protective provisions that would have the effect of impeding an attempt to change or remove our management or gain control in a transaction not supported by our Board of Directors. These provisions are discussed in more detail below. In general, one purpose of these provisions is to assist our Board of Directors in playing a role in connection with attempts to acquire control. They allow the Board of Directors to further and protect our interests, and those of our shareholders as, appropriate under the circumstances, by enhancing the board’s ability to maximize the value to be received by the shareholders upon a sale.

Although our management believes the protective provisions are beneficial to our shareholders, they also may tend to discourage some takeover bids. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the protective provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

The protective provisions also may discourage open market purchases by a potential acquirer. These purchases could increase the market price of our common stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the provisions could decrease the market price of our common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also could make it more difficult and time consuming for a potential acquirer to obtain control by replacing our Board of Directors and management. Furthermore, the provisions could make it more difficult for our shareholders to replace the Board of Directors or management, even if a majority of the shareholders believes that replacing them would be in our best interests. As a result, the protective provisions could tend to keep the incumbent Board of Directors and management in place.

Supermajority Vote Requirements.    Pursuant to provisions of our articles of incorporation, the merger or consolidation of Summit with any entity owning, indirectly or directly, more than five percent of Summit’s common stock requires the affirmative vote of at least 66 2/3% of our outstanding common stock. We may not sell 20% or more of our assets to an entity directly or indirectly owning more than 5% of our common stock without the affirmative vote of 66 2/3% of our outstanding shares of common stock. Notwithstanding these special voting requirements, if at least 80% of our directors approve any such merger, consolidation or sale of assets, the special voting requirements will not apply. Our articles of incorporation also require the affirmative vote of 66 2/3% of our common stock to remove any director or the entire Board of Directors without cause.

Director Nominations.    Any of our shareholders entitled to vote for the election of directors may make nominations for the election of directors. Such director nominations must be made in writing to the secretary of the corporation at least 30 days but not more than 60 days prior to an annual meeting of shareholders where directors are scheduled to be elected, unless the Board of Directors varies this requirement pursuant to the affirmative vote of at least 80% of our current directors.

Special Stock.    The existence of special stock could impede a takeover without the approval of our Board of Directors. This is because the Board of Directors could issue shares of special stock to persons friendly to current management, which could render more difficult or discourage any attempt to gain control. In addition, the issuance of shares of special stock with voting rights may adversely affect the rights of the holders of common stock and, in some circumstances, could decrease the market price of our common stock.

Staggered Terms for our Board of Directors.    Our Board of Directors is divided into three classes. Directors serve staggered terms of three years each, which means that approximately one-third (1/3) of the directors are elected each year at our annual meeting of shareholders. This means that unless the existing directors were to resign, it would take at least two annual meetings of our shareholders to replace a majority of our directors.

UNDERWRITING

The underwriter for this offering is Keefe, Bruyette & Woods, Inc. Subject to the terms and conditions contained in the underwriting agreement between us and the underwriter, the underwriter has agreed to purchase from us, and we have agreed to sell to the underwriter, 1,250,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriter are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents to the underwriter.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until this option is exercised.

Our common stock is listed on the Nasdaq National Market under the symbol “SBGA.”

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 187,500 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $[            ] per share. The underwriter may allow, and the dealers may reallow, a concession not in excess of $[            ] per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$
Underwriting discount payable by us	$
Proceeds to us before expenses	$

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $[            ], and are payable by us.

Indemnification

We have agreed to indemnify the underwriter and persons who control the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transaction and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriter of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase common stock through exercise of the over-allotment option. If the underwriter sells more common stock than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriter and any selling group members who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriter

The underwriter and some of its respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Keefe, Bruyette & Woods, Inc., the underwriter for this offering, owned 138,570 shares of our common stock as of December 31, 2005, representing approximately 2.43% of our outstanding common stock prior to this offering. It acquired these shares in open market transactions.

Lock-Up Agreements

We, and each of our directors and executive officers (who will beneficially own a total of [            ] shares after this offering) have agreed, for a period of 180 days after the date of the underwriting agreement not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

The underwriter presently has no intention to allow any shares of common stock to be sold or otherwise offered by us prior to the expiration of the 180-day lock-up period. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 or 144(k), shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Keefe, Bruyette & Woods, Inc. on behalf of the underwriter. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Powell Goldstein LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriter by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of Summit Bank Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. You can read and copy these reports, proxy statements and other information concerning us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s Internet site at http://www.sec.gov. Our filings are also available on our website at http://www.summitbk.com. Information contained on our website is not part of this prospectus.

We have filed with the SEC, Washington, DC 20549, a registration statement, including exhibits, on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You can obtain a copy of the full registration statement, including the exhibits and schedules thereto, from the SEC as indicated above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Summit Bank Corporation:

We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Atlanta, Georgia

February 17, 2006

SUMMIT BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2005	2004
ASSETS
Cash and due from banks (note 9)	$18,194	$20,810
Interest-bearing deposits with other banks	581	249
Federal funds sold	—	16,000

Cash and cash equivalents	18,775	37,059

Investment securities available for sale (notes 2, 11, and 12)	106,416	132,856
Investment securities held to maturity (estimated fair value of $16,359 and $16,702 in 2005 and 2004, respectively)—(note 3)	15,756	15,938
Other investments (note 4)	3,015	3,097
Loans, net of unearned income of $1,042 and $1,076 in 2005 and 2004, respectively	357,986	339,205
Less allowance for loan losses	(4,555)	(4,549)

Net loans (note 6)	353,431	334,656

Premises and equipment, net (note 7)	4,606	4,312
Customers’ acceptance liability	3,769	3,223
Deferred income taxes (note 14)	3,448	2,449
Goodwill, net	1,530	1,530
Bank-owned life insurance	7,939	7,478
Other real estate owned	—	1,544
Other assets (note 8)	7,237	3,566

TOTAL ASSETS	$525,922	$547,708

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits (note 10):
Noninterest-bearing demand	$108,600	$104,055
Interest-bearing:
Demand	84,032	97,836
Savings	10,543	11,748
Time, $100,000 and over	131,173	130,686
Other time	103,884	90,128

Total deposits	438,232	434,453

Acceptances outstanding	3,769	3,223
Federal Home Loan Bank advances (note 12)	20,000	25,000
Other borrowed funds (note 11)	8,717	35,394
Long-term debentures (note 13)	12,000	12,000
Other liabilities	6,565	3,009

Total liabilities	489,283	513,079

Shareholders’ Equity (notes 16, 18, and 22):
Common stock, $0.01 par value. Authorized 100,000,000 shares; issued and outstanding 5,694,604 shares in 2005 and 5,690,104 shares in 2004	57	57
Additional paid-in capital	17,504	17,445
Accumulated other comprehensive loss	(1,991)	(108)
Retained earnings	21,069	17,235

Total shareholders’ equity	36,639	34,629
Commitments and contingencies (note 15)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$525,922	$547,708

See accompanying notes to consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

	Years ended December 31,
	2005	2004	2003
INTEREST INCOME:
Loans, including fees	$25,255	$21,154	$18,495
Federal funds sold	167	24	26
Interest-bearing deposits with other banks	37	7	6
Taxable securities	4,672	4,644	4,366
Tax-exempt securities	977	885	677
Other investments	153	114	78

Total interest income	31,261	26,828	23,648

INTEREST EXPENSE:
Time deposits, $100,000 and over	4,019	3,818	3,187
Other deposits	4,109	2,805	3,073
Federal Home Loan Bank advances	862	636	516
Other borrowings	1,284	1,001	369

Total interest expense	10,274	8,260	7,145

NET INTEREST INCOME	20,987	18,568	16,503
Provision for loan losses (note 6)	539	1,090	1,199

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,448	17,478	15,304
NONINTEREST INCOME:
Fees for international trade finance services	1,511	1,184	1,128
SBA loan servicing fees	97	72	95
Overdraft charges	822	927	913
Service charge income	539	633	734
Income from bank-owned life insurance	461	437	436
Partnership loss in low income housing investment	(286)	—	—
Net gain on sales of securities available for sale (note 2)	3	143	100
Other	486	394	423

Total noninterest income	3,633	3,790	3,829

NONINTEREST EXPENSES:
Salaries and employee benefits (note 17)	8,003	7,161	6,528
Equipment	1,359	1,082	941
Net occupancy	1,698	1,375	1,139
Other (note 21)	4,523	4,119	3,603

Total noninterest expenses	15,583	13,737	12,211

INCOME BEFORE INCOME TAXES	8,498	7,531	6,922
Income tax expense (note 14)	2,386	2,378	2,100

NET INCOME	$6,112	$5,153	$4,822

Net income per share—basic	$1.07	$0.91	$0.85
Net income per share—diluted	$1.07	$0.91	$0.85
Weighted average number of common shares outstanding	5,694,222	5,686,563	5,652,604
Weighted average number of common and common equivalent shares outstanding	5,695,765	5,687,303	5,672,007

See accompanying notes to consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME

Years ended December 31, 2005, 2004, and 2003

(In thousands, except share and per share amounts)

	Comprehensive Income	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
		Shares	Amount
BALANCES, December 31, 2002		5,652,604	$57	$17,258	$2,366	$11,495	$31,176
Comprehensive income:
Net income	$4,822	—	—	—	—	4,822	4,822
Net unrealized losses on investment securities available for sale, net of tax effect and reclassification adjustment (note 22)	(912)	—	—	—	(912)	—	(912)
Net unrealized losses on interest rate swap agreements, net of tax effect and reclassification adjustment (note 22)	(390)	—	—	—	(390)	—	(390)

Total comprehensive income	$3,520

Cash dividends declared, $0.35 per share		—	—	—	—	(1,960)	(1,960)

BALANCES, December 31, 2003		5,652,604	57	17,258	1,064	14,357	32,736
Comprehensive income:
Net income	$5,153	—	—	—	—	5,153	5,153
Net unrealized losses on investment securities available for sale, net of tax effect and reclassification adjustment (note 22)	(710)	—	—	—	(710)	—	(710)
Net unrealized losses on interest rate swap agreements, net of tax effect and reclassification adjustment (note 22)	(462)	—	—	—	(462)	—	(462)

Total comprehensive income	$3,981

Issuance of common stock		37,500	—	187	—	—	187
Cash dividends declared, $0.40 per share		—	—	—	—	(2,275)	(2,275)

BALANCES, December 31, 2004		5,690,104	57	17,445	(108)	17,235	34,629
Comprehensive income:
Net income	$6,112	—	—	—	—	6,112	6,112
Net unrealized losses on investment securities available for sale, net of tax effect and reclassification adjustment (note 22)	(1,485)	—	—	—	(1,485)	—	(1,485)
Net unrealized losses on interest rate swap agreements, net of tax effect and reclassification adjustment (note 22)	(398)	—	—	—	(398)	—	(398)

Total comprehensive income	$4,229

Issuance of common stock		4,500	—	59	—	—	59
Cash dividends declared, $0.40 per share		—	—	—	—	(2,278)	(2,278)

BALANCES, December 31, 2005		5,694,604	$57	$17,504	$(1,991)	$21,069	$36,639

See accompanying notes to consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,112	$5,153	$4,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	1,078	832	722
Deferred tax expense (benefit)	180	(312)	(5)
Net amortization of premiums/discounts on investment securities	470	461	339
Amortization of servicing assets	55	125	174
Proceeds from termination of interest rate swap	—	46	—
Amortization of deferred gain on termination of interest rate swap	(15)	(13)	—
Partnership loss in low income housing investment	286	—	—
Income from bank-owned life insurance	(461)	(437)	(436)
Provision for loan losses	539	1,090	1,199
Earnings from split-dollar life insurance	(20)	—	(45)
Net gains on sales of investment securities	(3)	(143)	(100)
(Gains) losses on disposal of other real estate	(88)	—	212
Changes in other assets and liabilities:
Increase in other assets	(1,613)	(309)	(616)
Increase in other liabilities	2,187	1,072	389

Net cash provided by operating activities	8,707	7,565	6,655

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities, sales and collections of investment securities available for sale	26,308	38,321	57,186
Proceeds from maturities and collections of investment securities held to maturity	6,020	1,010	10
Purchases of investment securities available for sale and other investments	(8,506)	(62,232)	(71,503)
Purchases of investment securities held to maturity	—	(4,692)	(349)
Loans made to customers, net of principal collected on loans	(18,116)	(24,265)	(59,633)
Proceeds from sale of other real estate	434	—	—
Purchase of partnership interest in low income housing investment	(1,642)	—	—
Purchases of premises and equipment	(1,372)	(1,091)	(1,371)
Liquidation of other investment	—	2	—

Net cash provided by (used in) investing activities	3,126	(52,947)	(75,660)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in demand and savings deposits	(10,464)	51,570	11,809
Net increase in time deposits	14,243	14,284	39,364
(Repayment of) proceeds from Federal Home Loan Bank advances	(5,000)	—	5,000
Net increase (decrease) in other borrowed funds	(26,677)	437	4,232
Proceeds from issuance of long-term debentures	—	—	12,000
Issuance of common stock	59	187	—
Dividends paid	(2,278)	(2,275)	(1,960)

Net cash (used in) provided by financing activities	(30,117)	64,203	70,445

Net (decrease) increase in cash and cash equivalents	(18,284)	18,821	1,440
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	37,059	18,238	16,798

CASH AND CASH EQUIVALENTS AT END OF YEAR	$18,775	$37,059	$18,238

SUPPLEMENTAL DISCLOSURES OF CASH PAID DURING THE YEAR:
Interest	$9,654	$7,977	$7,175
Income taxes	2,044	2,287	1,916
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES:
Transfer of foreclosed loans to other real estate	—	1,544	697
Loan to facilitate sale of other real estate	1,198	—	—

See accompanying notes to consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	GENERAL

Summit Bank Corporation (the Company) was organized on October 15, 1986 for the purpose of becoming a bank holding company. The Company was approved to become a bank holding company by the Federal Reserve Bank of Atlanta on September 11, 1987. On March 4, 1988, the Company acquired 100% of the stock of The Summit National Bank (the Bank). The organizers received final approval for the charter of the Bank from the Office of the Comptroller of the Currency on March 10, 1988, and the Bank began operations on that date.

In 2003, the Company created a wholly owned subsidiary, Summit Bank Corporation Capital Trust I, for the purpose of issuing $12 million of 30-year trust preferred securities to a third party. Proceeds from this issuance were loaned to the parent company which then contributed $9 million to the Bank. Refer to Footnote 13.

(b)	BUSINESS

The Company operates through one segment, providing a full range of banking services to individual and corporate customers through its subsidiary bank. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain State and Federal agencies and undergoes periodic examinations by those regulatory authorities.

(c)	BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Summit Bank Corporation and its subsidiaries, after elimination of all significant intercompany balances and transactions.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, Management obtains independent appraisals for significant properties. A substantial portion of the Company’s loans are secured by real estate in the metropolitan area of Atlanta, Georgia and the San Francisco South Bay area of California. The Company also opened a loan production office in San Diego, California in January, 2006. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in the real estate market conditions of these market areas.

Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 presentation. Bankers acceptance discount income of $138,000 and $100,000 for the years 2004 and 2003, respectively, has been reclassified from international fee income to interest income as the income relates to interest earning assets.

(d)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and due from banks, interest-bearing deposits with other banks with original maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)	INVESTMENT SECURITIES

The Company classifies its investment securities into one of three categories: available for sale, held to maturity, or trading. Investment securities at December 31, 2005 and 2004 consist of obligations of U.S. Government agencies, tax-exempt municipal securities, mortgage-backed securities, and equity securities.

Investment securities classified as available for sale securities are reported at fair value. Unrealized holding gains or losses, net of the related tax effect, on available for sale securities are excluded from income and are reported as a separate component of shareholders’ equity until realized.

Investment securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. The Company has the intent and ability to hold these investment securities to maturity.

Investments in stock of the Federal Home Loan Bank of Atlanta and Federal Reserve Bank of Atlanta are restricted stocks, as defined in Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities; accordingly, the provisions of SFAS No. 115 are not applicable to these stocks. Both stocks are reported in the consolidated financial statements at cost.

Purchase premiums and discounts on investment securities are amortized and accreted to interest income using the level yield method. In establishing the accretion of discounts and amortization of premiums, the Company utilizes market-based prepayment assumptions. Interest and dividend income are recognized when earned. Realized gains and losses for securities sold are included in income and are derived using the specific identification method for determining the costs of securities sold.

A decline in the fair value of any security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

(f)	LOANS

Loans are stated at the amount of unpaid principal, reduced by unearned income and the allowance for loan losses. Unearned income, primarily arising from discount basis installment loans, deferred gains on the sale of the Small Business Administration (SBA) guaranteed portion of loans and deferred loan fees, is recognized as interest income over the terms of the loans using the interest method. Interest on loans is recorded by using the simple interest method on the daily balance of the principal amount outstanding.

Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full or timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans are returned to accruing status only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the underlying loans using a method which approximates a level yield.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or at the loan’s observable fair value, or the fair value of the collateral if the loan is

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collateral dependent. Loans that are determined to be impaired require a valuation allowance equivalent to the amount of the impairment. The valuation allowance is established through the provision for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied to reduce the principal amount of such loans until the principal has been recovered and are recognized as interest income thereafter.

(g)	ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when Management believes that the collection of the principal is not probable. Subsequent recoveries are added to the allowance. The allowance is an amount that Management believes will be adequate, determined through use of its allowance for loan losses methodology, to absorb losses on existing loans. The allowance is established through consideration of such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, the underlying value of the collateral, and current economic conditions that may affect the borrowers’ ability to pay.

Management believes that the allowance for loan losses is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, the financial condition of borrowers and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(h)	PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which are from 3 to 25 years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease using the straight-line method.

(i)	OTHER REAL ESTATE

Other real estate, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost (carrying value at date of foreclosure) or fair value less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. Subsequent write-downs are charged to operations. Costs of improvements to other real estate are capitalized, while costs associated with holding other real estate are charged to operations.

(j)	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In accordance with SFAS No. 133 and SFAS No. 138, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a derivative trading instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded as an adjustment to accumulated other comprehensive income (loss) to the extent that the hedge ultimately has been effective. Changes in the fair value of derivative trading instruments are reported in current-period earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or Management determines that designation of the derivatives as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

(k)	INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(l)	LOAN SERVICING ASSETS

When the Company sells the guaranteed portions of SBA loans, the servicing is generally retained. At the time of sale, a servicing asset is recorded if expected servicing revenues exceed an amount approximating adequate servicing compensation. The servicing asset is initially recorded based on its fair value relative to the fair values of the portions of the loan sold and retained. The servicing asset, included in other assets, is amortized on a method which approximates a level yield over the estimated life of the serviced loans considering assumed prepayment patterns.

The carrying value of the servicing asset is periodically evaluated for impairment if the Company experiences unanticipated principal prepayments which cause the present value of future net servicing fee revenue to be less than the carrying value. If the servicing asset is determined to be impaired, a valuation allowance is recorded equivalent to the amount of the impairment. The valuation allowance is established through a charge to earnings.

(m)	GOODWILL

The Company accounts for goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which eliminates amortization of goodwill and intangible assets that have indefinite useful lives and requires annual tests of impairments of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairments, and requires additional disclosures of information about goodwill and other intangible assets.

In accordance with the provisions of SFAS No. 142, the Company tested its goodwill for impairment. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company evaluates goodwill for impairment annually. At December 31, 2005 and 2004, the Company had net unamortized goodwill of approximately $1,530,000, which on those dates is not considered impaired.

(n)	NET INCOME PER SHARE

Basic net income per share excludes dilution and is computed by dividing net income by weighted average shares outstanding. Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus common stock equivalents resulting from dilutive stock options.

(o)	STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in the interim financial information.

The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, compensation cost is measured as the

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost was not recorded for the year ended December 31, 2005, as the quoted market price on the date of grant equaled the exercise price. Compensation cost determined under SFAS No. 123 would have reduced net income and income per share for the years ended December 31, 2005 and 2004 to the pro forma amounts indicated below (in thousands, except per share amounts):

	2005	2004
Net income	$6,112	$5,153
Deduct total stock-based compensation expense determined under fair value based method, net of related tax effect	(371)	(25)

Pro forma net income	$5,741	$5,128

Net income per common share:
Basic and diluted:
As reported	$1.07	0.91
Pro forma	1.01	0.90

Compensation cost determined under SFAS No. 123 did not differ from the compensation cost determined under APB Opinion No. 25 for the year ended December 31, 2003 as no stock options or other stock-based compensation was granted in that year.

(p)	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the AICPA issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities acquired in a Transfer. This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. The Company will follow the requirements of this statement in any future acquisition of loans or debt securities. Loans acquired in the proposed acquisition of Concord Bank, National Association (see Note 23) will be subject to the requirements of this SOP.

In July 2005, the FASB issued a FASB Staff Position (FSP) (entitled FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments) which supersedes Emerging Issues Task Force (EITF) Issue No. 03-1 and replaces the guidance set forth in paragraphs 10-18 of the issue with references to existing other than temporary impairment guidance, such as SFAS No. 115, Securities and Exchange Commission (SEC) Staff Accounting Bulletin 59, Accounting for Noncurrent Marketable Equity Securities, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP FAS 115-1 codifies the guidance set forth in EITF Topic D-44, (“Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”) and clarifies that an investor

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. In September 2005, the FASB decided to include in the final FSP FAS 115-1 guidance similar to that provided in EITF Issue No. 03-1 regarding the accounting for debt securities subsequent to an other-than-temporary impairment. In addition, the FASB decided that FSP FAS 115-1 would be applied prospectively for reporting periods beginning after December 15, 2005. FSP FAS 115-1 nullifies certain requirements of EITF Issue 03-1 and supersedes EITF Topic D-44. The Company does not consider the adoption of FSP FAS 115-1 or its implementation guidance to have a material impact on the Company’s financial position or results of operations given the nature of the Company’s investments.

In December 2004, the FASB issued SFAS No. 123R Share-Based Payment which requires companies to recognize, in the statement of income, the grant-date fair value of stock options and other equity-based compensation issued to employees. On April 14, 2005, the SEC amended Rule 4-01(a) of Regulation S-X that amended the compliance date for SFAS No. 123R. The SEC’s new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005. The Company adopted SFAS No. 123R on January 1, 2006. On March 29, 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107). SAB 107 expresses the views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, provides the staff’s views regarding the valuation of share-based payments by public companies, and provides guidance regarding share-based payments with non-employees. Based on the Company’s historically limited grants of stock options to its employees, the Company does not expect the adoption of SFAS No. 123R to have a significant effect on its results of operations.

(2)	INVESTMENT SECURITIES AVAILABLE FOR SALE

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(In thousands)
December 31, 2005:
Obligations of U.S. government agencies	$42,888	$18	$1,263	$41,643
Tax-exempt municipal securities	4,802	130	—	4,932
Mortgage-backed securities	61,040	273	1,472	59,841

Total	$108,730	$421	$2,735	$106,416

December 31, 2004:
Obligations of U.S. government agencies	$48,772	$188	$517	$48,443
Tax-exempt municipal securities	4,805	192	—	4,997
Mortgage-backed securities	79,178	740	502	79,416

Total	$132,755	$1,120	$1,019	$132,856

Proceeds from the sales of investment securities available for sale during 2005, 2004, and 2003 were $9,924,000, $18,454,000, and $19,873,000, respectively. Gross gains of $5,000, $167,000, and $100,000, and gross losses of $2,000, $24,000, and $0, were realized on those sales in 2005, 2004, and 2003, respectively.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities available for sale with aggregate carrying amounts of approximately $41,051,000 and $105,987,000 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits, FHLB advances, and for other purposes required or permitted by law.

The amortized costs and estimated fair values of investment securities available for sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
	(In thousands)
Due in less than one year	$5,003	$5,021
Due after one year through five years	38,635	37,389
Due after five years through ten years	768	800
Due after ten years	3,284	3,365
Mortgage-backed securities	61,040	59,841

Total	$108,730	$106,416

The following investments available for sale have unrealized losses as of December 31, 2005 and 2004 for which an other than temporary impairment has not been recognized:

	Estimated	Unrealized
	Fair Value	Losses
	(In thousands)
December 31, 2005:
Obligations of U.S. government agencies:
With an unrealized loss for more than 12 months	$36,622	$1,263
Mortgage-backed securities:
With an unrealized loss for less than 12 months	16,384	207
With an unrealized loss for more than 12 months	35,201	1,265

	$88,207	$2,735

December 31, 2004:
Obligations of U.S. government agencies:
With an unrealized loss for less than 12 months	$32,192	$421
With an unrealized loss for more than 12 months	5,154	96
Mortgage-backed securities:
With an unrealized loss for less than 12 months	50,320	393
With an unrealized loss for more than 12 months	5,915	109

	$93,581	$1,019

At December 31, 2005, there were five mortgage-backed securities with unrealized losses for less than 12 months and seven obligations of U.S. government agencies and eleven mortgage-backed securities with unrealized losses for more than 12 months. The total estimated fair value of the securities with unrealized losses at December 31, 2005 represented 97% of the amortized cost; therefore, the impairment is not considered severe and is due to increases in interest rates rather than credit quality.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	INVESTMENT SECURITIES HELD TO MATURITY

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities held to maturity at December 31, 2005 and 2004 are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
December 31, 2005:
Tax-exempt municipal securities	$15,756	$621	$18	$16,359

December 31, 2004:
Tax-exempt municipal securities	$15,938	$771	$7	$16,702

There were no investment securities held to maturity at December 31, 2005 or 2004 pledged to secure public deposits or for other purposes required or permitted by law.

The amortized costs and estimated fair values of investment securities held to maturity at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
	(In thousands)
Due after one year through five years	$1,384	$1,366
Due after five years through ten years	1,210	1,260
Due after ten years	13,162	13,733

Total	$15,756	$16,359

The following investments held to maturity had unrealized losses as of December 31, 2005 and 2004 for which an other than temporary impairment has not been recognized:

	Estimated	Unrealized
	Fair Value	Losses
	(In thousands)
December 31, 2005:
Tax-exempt municipal security with an unrealized loss for less than 12 months	$475	$3
Tax-exempt municipal security with an unrealized loss for more than 12 months	891	15

Total	$1,366	$18

December 31, 2004:
Tax-exempt municipal security with an unrealized loss for less than 12 months	$1,168	$7

Two securities held to maturity had unrealized losses at December 31, 2005. These municipal securities were purchased prior to 2003. The unrealized losses are considered immaterial to the consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	OTHER INVESTMENTS

Other investments at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
	(In thousands)
Federal Home Loan Bank stock	$1,997	$2,079
Federal Reserve Bank stock	656	656
Other	362	362

Total	$3,015	$3,097

(5)	INTEREST RATE SWAP AND FLOOR AGREEMENTS

Interest rate swap transactions generally involve the exchange of fixed and floating rate interest rate obligations without the exchange of underlying principal amounts. Entering into interest rate contracts involves not only interest rate risk, but also the risk of counterparties’ failure to fulfill their legal obligation. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

During the year ended December 31, 2003, the Company entered into two interest rate swaps with notional amounts of $25,000,000 each. These swaps were designated as hedges of certain variable cash flows in a portion of the loan portfolio. Because these qualified as hedging instruments, changes in fair value resulting from these interest rate swaps were recorded in accumulated other comprehensive income. In March 2004, the Company terminated one of these swap instruments, receiving proceeds of $46,000. At the date of termination, the remaining term of the swap was 36 months. The gain from termination is included in accumulated other comprehensive income and is being recognized over the remaining original term of the swap.

The outstanding interest rate swap contract at December 31, 2005 and 2004 is as follows:

	Notional	Prime	Rate	Maturity	Fair Value
	Amount	Rate Paid	Received	Date	Asset (Liability)
	(In thousands)
December 31, 2005:
Receive fixed rate swap	$25,000	7.25%	6.135%	July 2008	$(941)
December 31, 2004:
Receive fixed rate swap	$25,000	5.25%	6.135%	July 2008	$(309)

In October 2005, the Company entered into a five year interest rate floor contract at a cost of $246,000. The nominal value of the floor is $25 million and the Bank is paid if the prime rate falls below 6%. The interest rate floor was determined to not qualify for hedge accounting as a cash flow hedge; therefore, the change in value of the instrument is recorded through earnings. Due to a prime rate increase late in the year, the value of the floor declined $89,000 and that loss was recognized in the income statement in the fourth quarter of 2005.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)	LOANS

A summary of loans at December 31, 2005 and 2004 is as follows:

	2005	2004
	(In thousands)
Commercial, financial, and agricultural	$86,051	$82,953
Real estate—construction	20,019	10,812
Real estate—mortgage	251,989	245,836
Installment loans to individuals	969	680
Less unearned income	(1,042)	(1,076)

Loans, net of unearned income	357,986	339,205
Less allowance for loan losses	(4,555)	(4,549)

Net loans	$353,431	$334,656

Activity in the allowance for loan losses for the years ended December 31, 2005, 2004, and 2003 was as follows:

	2005	2004	2003
	(In thousands)
Balance, beginning of year	$4,549	$4,047	$3,435
Provision for loan losses	539	1,090	1,199
Loans charged off	(871)	(1,005)	(770)
Recoveries	338	417	183

Balance, end of year	$4,555	$4,549	$4,047

Impaired loans and related amounts included in the allowance for loan losses at December 31, 2005 and 2004 are as follows:

	2005		2004
	Balance	Allowance	Balance	Allowance
	(In thousands)
Impaired loans, with a related allowance	$605	$30	$337	$157
Impaired loans, without allowance	578	—	958	—

The allowance for impaired loans was primarily determined based on the fair value of the respective loans’ collateral. Impaired loans of $578,000 and $958,000 at December 31, 2005 and 2004, respectively, did not have a related allowance because these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 2005, 2004, and 2003 was $1,043,000, $1,088,000 and $938,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2005, 2004, and 2003 was approximately $94,000, $85,000 and $17,000, respectively.

Nonaccrual loans amounted to approximately $1,183,000 and $1,295,000 at December 31, 2005 and 2004, respectively. Interest income on nonaccrual loans at December 31, 2005, 2004, and 2003, which would have been reported, if on an accrual basis, in 2005, 2004, and 2003, amounted to approximately $95,000, $55,000 and $57,000, respectively.

At December 31, 2005 and 2004, the Company was servicing loans for others with aggregate principal balances of approximately $9,905,000 and $14,476,000, respectively.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7)	PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2005 and 2004 consisted of the following:

	2005	2004
	(In thousands)
Land	$685	$685
Building	1,416	1,416
Furniture and equipment	6,604	5,548
Leasehold improvements	1,885	1,584

	10,590	9,233
Less accumulated depreciation and amortization	(5,984)	(4,921)

Premises and equipment, net	$4,606	$4,312

(8)	INTANGIBLE ASSETS

The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 2005, 2004, and 2003:

	2005	2004	2003
	(In thousands)
Balance at beginning of year	$94	$219	$393
Amortization of servicing assets	(55)	(125)	(174)

Balance at end of year	$39	$94	$219

The results of the Company’s impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 2005 and 2004.

(9)	RESERVE REQUIREMENTS

At December 31, 2005 and 2004, the Federal Reserve Bank required that the Bank maintain a reserve balance of $697,000 and $472,000, respectively.

(10)	DEPOSITS

A summary of time deposits by maturity as of December 31, 2005 follows:

(In thousands)
Time to maturity:
One year or less	$195,625
Over one year through two years	31,478
Over two years through three years	2,682
Over three years through four years	2,413
Over four years through five years	2,726
Over five years	133

$235,057

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2005, the Company had approximately $922,000 in deposits from its directors, executive officers, and principal shareholders and their affiliates.

(11)	OTHER BORROWED FUNDS

Other borrowed funds at December 31, 2005 and 2004 include federal funds purchased and securities sold under agreements to repurchase totaling $8,717,000 and $35,394,000, respectively. The securities sold under agreements to repurchase at December 31, 2005 and 2004 were secured by certain U.S. government agency securities and mortgage-backed securities with an aggregate carrying value of approximately $14,548,000 and $44,298,000, respectively. All securities sold under the agreements to repurchase were under the Bank’s control. The repurchase agreements at December 31, 2005 and 2004 have maturities of less than 90 days.

The following summarizes pertinent data related to other borrowed funds for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Weighted average borrowing rate at year-end	3.15%	2.11%	1.01%
Weighted average borrowing rate during the year	2.63%	1.28%	1.00%
Average daily balance during the year	$18,815,000	$28,462,000	$17,805,000
Maximum month-end balance during the year	$38,026,000	$36,548,000	$34,957,000

During 2005 and 2004, the Company had available under a line of credit with SunTrust Bank of Atlanta approximately $3,000,000. Upon renewal as of January 1, 2006, the line of credit was increased to $6,000,000 and bears interest at LIBOR plus 1.65% and will expire on December 31, 2006. The Company has pledged 4,000 shares (27% of the outstanding shares) of the Bank’s common stock as collateral under this line of credit. At December 31, 2005 and 2004, the Company had no borrowings outstanding under this credit line.

(12)	FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2005 and 2004, the Bank had available line of credit commitments with the Federal Home Loan Bank of Atlanta totaling $80,070,000 and $57,480,000, respectively, of which $20,000,000 and $25,000,000, respectively, had been advanced. At December 31, 2005, an advance of $10,000,000 bears interest at a fixed rate of 4.47% and matures on February 13, 2006. The other advance of $10,000,000 bears interest at a floating rate of 4.26% which changes with three-month LIBOR on a quarterly basis and matures on February 3, 2006. The Bank has pledged approximately $22,926,000 and $30,588,000, respectively, in U.S. government agency and mortgage-backed securities as collateral for advances under this line of credit at December 31, 2005 and 2004.

(13)	LONG-TERM DEBENTURES

In September 2003, the Company formed a wholly owned subsidiary, Summit Bank Corporation Capital Trust I (the Trust). During 2003, the Trust completed a private placement of $12,000,000 of Company-obligated mandatorily redeemable securities of a subsidiary holding solely parent debentures (trust preferred securities) to an institutional buyer. The proceeds from the sale were invested in floating rate junior subordinated notes (long-term debentures) issued by the Company, and the Company issued a limited, irrevocable guarantee of the Trust’s obligations relating to the trust preferred securities. The long-term debentures have a 30-year term and have a floating rate equal to three-month LIBOR plus 3.1%, which adjusts quarterly (7.12% at December 31, 2005). The long-term debentures and the trust preferred securities are callable by the Company or the Trust, as applicable, at

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

its option after five years, or sooner in certain specific events, subject in all cases to prior approval by the Federal Reserve Board, to the extent required. In each case, redemption will be made at a price of 100% of the face amount of the trust preferred securities, plus the accrued interest thereon through the redemption date. In addition, the Company and the Trust have the ability to defer interest and redemption date.

Pursuant to both FASB Interpretation No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51 (FIN 46) and FASB Interpretation No. 46 (revised December 2003)—(FIN 46R), the Trust is considered a variable interest entity as its activities are so restricted and predetermined that the equity holders lack the direct or indirect ability to make decisions about the Trust’s activities through voting rights or similar rights. Additionally, the common stock equity held by the Company is not considered at risk and, therefore, the common stock equity does not meet the definition of a variable interest. As the Company does not have a variable interest in the Trust, it cannot be the primary beneficiary of the Trust and, therefore, on December 31, 2003, the Company deconsolidated the Trust.

Financial information for the Trust, including the balance sheet and the income statement for the years ended December 31, 2005 and 2004, respectively, is as follows:

	2005	2004
	(In thousands)
Assets:
Cash	$—	$156
Notes receivable	12,380	12,000
Other assets	—	225

Total assets	$12,380	$12,381

Liabilities—Company obligated mandatorily redeemable securities of subsidiary holding solely parent debentures	$12,000	$12,000
Equity	380	381

Total liabilities and equity	$12,380	$12,381

Interest income	$788	568
Interest expense	789	567
Net (loss) income	$(1)	$1

(14)	INCOME TAXES

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2005, 2004, and 2003 consists of:

	2005	2004	2003
	(In thousands)
Federal—current	$2,000	$2,367	$1,922
State—current	206	323	183
Federal—deferred	68	(241)	33
State—deferred	112	(71)	(38)

Total	$2,386	$2,378	$2,100

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense attributable to income before income taxes for the years ended December 31, 2005, 2004, and 2003 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

	2005	2004	2003
	(In thousands)
Computed “expected” income tax expense	$2,889	$2,561	$2,353
Increase (decrease) resulting from:
State income taxes, net of Federal tax benefit	210	166	96
Meals and entertainment expenses	12	19	17
Income from bank-owned life insurance	(164)	(148)	(164)
Tax-exempt interest	(274)	(253)	(197)
Low income housing tax credits	(233)	—	—
Other	(54)	33	(5)

Total	$2,386	$2,378	$2,100

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
	(In thousands)
Deferred tax assets (liabilities):
Loans, principally due to allowance for loan losses	$1,480	$1,398
Premises and equipment, principally due to differences in depreciation	(51)	(31)
Net Federal and State operating loss carryforwards	2,882	3,492
Net unrealized losses on investment securities available for sale and interest rate swaps	1,246	67
Other	27	124
Total deferred tax assets	5,584	5,050
Less valuation allowance	(2,136)	(2,601)

Deferred tax assets, net of valuation allowance	$3,448	$2,449

In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections; for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, Management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2005.

At December 31, 2005 and 2004, the Company had net operating loss carryforwards of approximately $7,948,000 and $9,418,000, respectively, for Federal income tax purposes and approximately $5,677,000 and $11,038,000, respectively, for state income tax purposes which are available to offset future Federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

various amounts through 2012, with annual limitations on their utilization. Due to these limitations, certain of these net operating losses will not be used, and the Company has recorded a valuation allowance on the related deferred tax asset.

(15)	COMMITMENTS AND CONTINGENCIES

On January 17, 2006, the Bank consented to the issuance of a consent order (the “Order”) from the Office of the Comptroller of the Currency (“OCC”) pursuant to which the Bank is required to improve its compliance and operations infrastructure with respect to the Bank Secrecy Act and related anti-money laundering laws (collectively, “BSA”). The Order was based on the OCC’s findings during its examination of the Bank during February and March of 2005. The OCC did not impose any fine or civil money penalty in connection with this action.

As part of the Order, the Bank has agreed to strengthen its BSA internal controls, including the development and implementation of enhanced policies and procedures for BSA compliance; to enhance its programs and controls for customer identification and Suspicious Activity Reporting; to enhance its BSA audit functions; and to improve employee training relating to the detection and prevention of money laundering. Prior to its receipt of the Order, the Bank had already taken significant steps to strengthen its compliance policies and procedures and operations infrastructure in areas related to those specified in the Order, as well as in other respects and management continues to be committed to ensuring that all of the requirements of the Order are met.

Management does not expect the actions to have a material impact on the financial condition or results of operations of the Bank or Summit Bank Corporation. However, the Bank has incurred approximately $70,000 in additional expenses related to making the improvements necessary to strengthen its BSA operations and compliance and expects that similar expenses in connection with these regulatory actions may be incurred in the future.

In August 1995, the Company’s board of directors entered into agreements with three executive officers of the Bank. The agreements basically provide that in the event of involuntary termination or a change in the executive’s position or compensation resulting from a change in the control of the Company due to a merger, consolidation or reorganization, each executive would be entitled to receive an amount equal to 100% of the executive’s base salary. These agreements have continuing three-year terms. The board of directors entered into the same agreement in May, 2005 with a fourth executive officer in conjunction with his employment at the Bank.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company does not anticipate any material losses as a result of these commitments and conditional obligations.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 2005, the Company had outstanding loan commitments totaling $46,022,000 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 2005, commitments under standby and commercial letters of credit and guarantees aggregated $8,708,000.

The Company has several noncancelable operating leases, primarily for banking offices. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2005, 2004, and 2003 was approximately $931,000, $1,163,000 and $922,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are:

(In thousands)
Year ending December 31:
2006	$1,354
2007	1,258
2008	856
2009	882
2010	801
Thereafter	2,159

Total minimum lease payments	$7,310

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of Management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(16)	SHAREHOLDERS’ EQUITY

The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company’s Board of Directors. To date, no special stock has been issued.

On January 26, 2004, the Company’s board of directors approved a 3-for-2 stock split in the form of a 50% stock dividend payable on February 17, 2004, to shareholders of record on February 9, 2004.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17)	EMPLOYEE BENEFIT PLANS

The Company has a Stock Incentive Plan (the Plan). The exercise price for incentive options issued under the Plan is determined by the Board of Directors or Stock Option Committee as of the date the option is granted. The period for the exercise of options does not exceed the earlier of ten years from the date of grant or expiration of the Plan. The Company has reserved 679,408 shares of common stock for the Plan.

Stock option activity during the years ended December 31, 2005, 2004, and 2003 is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise Price		Exercise Price		Exercise Price
	Shares	Per Share	Shares	Per Share	Shares	Per Share
Options outstanding at beginning of year	4,500	$12.99	36,000	$4.65	36,000	$4.65
Options granted	90,000	15.04	6,000	12.99	—	—
Options exercised	(4,500)	12.99	(37,500)	4.98	—	—

Options outstanding at end of year	90,000	$15.04	4,500	$12.99	36,000	$4.65

All options outstanding for each of the years are exercisable. Of the options outstanding at December 31, 2005, 75,000 had an exercise price of $15.01 and 15,000 had an exercise price of $15.15, and a contractual maturity of nine years.

The per share weighted average fair value of stock options granted with an exercise price equal to market during 2005 was $6.22, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of three years; expected annual dividend rate of 4.14%; risk-free interest rate of 3.75%; and expected volatility of 73%. The per share weighted average fair value of stock options granted with an exercise price equal to market during 2004 was $6.31, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of five years; expected annual dividend rate of 4.14%; risk-free interest rate of 3.00%; and expected volatility of 77%. There were no stock options granted during 2003. The stock options granted in 2005 and 2004 vested immediately.

The Company has a savings plan (the Savings Plan) administered under the provisions of the Internal Revenue Code Section 401(k). During 2005, 2004, and 2003, the Company and Bank made contributions totaling $111,545, $103,205 and $83,679, respectively, to the Savings Plan. In 2005, 2004, and 2003, the Company computed contributions based on the matching of 50% of employee contributions up to 5% of the employee’s compensation. Effective January 1, 2006, the Company matches 100% of employee contributions up to 3% of their compensation, then matches 50% of the employee contribution up to the next 2% of their compensation contributed.

The Company entered into a Post-Retirement Compensation Agreement with its CEO in 2004 that provides for 15 annual payments of $24,000 each, beginning six months after her retirement from the Company and no earlier than February 27, 2007. The Company recorded compensation expense of $73,217 in each of 2005 and 2004 relating to this agreement.

(18)	REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the Bank’s capital category.

The actual capital amounts and ratios are also presented in the table below (dollars in thousands):

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total capital—risk-based (to risk-weighted assets):
Bank	$52,492	13.84%	$30,343	8.0%	$37,929	10.0%
Consolidated	53,677	14.12	30,419	8.0	N/A	N/A
Tier 1 capital—risk-based (to risk-weighted assets):
Bank	47,911	12.63	15,171	4.0	22,758	6.0
Consolidated	49,096	12.91	15,209	4.0	N/A	N/A
Tier 1 capital—leverage (to average assets):
Bank	47,911	9.16	20,919	4.0	26,149	5.0
Consolidated	49,096	9.37	20,956	4.0	N/A	N/A
As of December 31, 2004:
Total capital—risk-based (to risk-weighted assets):
Bank	$46,712	13.12%	$28,476	8.0%	$35,585	10.0%
Consolidated	49,647	13.92	28,531	8.0	N/A	N/A
Tier 1 capital—risk-based
(to risk-weighted assets):
Bank	42,263	11.87	14,238	4.0	21,351	6.0
Consolidated	44,264	12.41	14,266	4.0	N/A	N/A
Tier 1 capital—leverage (to average assets):
Bank	42,263	8.19	20,653	4.0	25,087	5.0
Consolidated	44,264	8.56	20,076	4.0	N/A	N/A

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(19)	FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments and other recorded assets and liabilities without attempting to estimate the value of anticipated future business. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments and certain other assets and liabilities:

Cash and due from banks: The carrying amounts of cash and due from banks approximate those assets’ fair values.

Federal funds sold: The carrying amounts of federal funds sold approximate their fair value.

Interest-bearing deposits with other banks: The carrying amounts of interest-bearing deposits with other banks approximate their fair value.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Other investments: The carrying amounts of other investments approximate their fair value.

Interest rate swaps and floors: Fair values for the interest rate swap and floor are based on quoted market prices.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated based upon a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance-sheet instruments: Fair values for the Company’s off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 2005 and 2004 were not material.

Deposits: Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal Home Loan Bank advances: The fair value for the fixed rate Federal Home Loan Bank advances is estimated using a discounted cash flow analysis that applies interest rates currently being offered on advances of similar terms of maturity. For the variable rate Federal Home Loan Bank advances, fair value approximates carrying value.

Other borrowed funds: The carrying amounts of other borrowed funds, due to their short-term nature, approximate their fair values.

Long-term debentures: The fair value of the long-term debentures approximates carrying value due to the variable rate nature of the debentures.

The estimated fair value of the Company’s financial instruments as of December 31, 2005 and 2004 are as follows:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
Assets:
Cash and due from banks	$18,194	$18,194	$20,810	$20,810
Interest-bearing deposits with other banks	581	581	249	249
Federal funds sold	—	—	16,000	16,000
Investment securities available for sale	106,416	106,416	132,856	132,856
Investment securities held to maturity	15,756	16,359	15,938	16,702
Interest rate floor	158	158	—	—
Other investments	3,015	3,015	3,097	3,097
Loans, net	353,431	346,150	334,656	336,363

Liabilities:
Deposits:
Noninterest-bearing	$108,600	$108,600	$104,055	$104,055
Interest-bearing demand and savings	94,575	94,575	109,584	109,584
Time deposits	235,057	233,600	220,814	221,256
Federal Home Loan Bank advances	20,000	20,000	25,000	25,091
Other borrowed funds	8,717	8,717	35,394	35,394
Interest rate swap	941	941	309	309
Long-term debentures	12,000	12,000	12,000	12,000

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20)	CONDENSED FINANCIAL INFORMATION OF SUMMIT BANK CORPORATION (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	December 31
	2005	2004
	(In thousands except share amounts)
ASSETS
Cash and due from Bank	$258	$2,242
Investment in the Bank, at equity	47,454	43,695
Investment securities	22	22
Investment in nonbank subsidiaries	—	380
Other assets	930	300

Total assets	$48,664	$46,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	$25	$10
Long-term debentures	12,000	12,000

Total liabilities	12,025	12,010

Shareholders’ equity:
Common stock, $0.01 par value. Authorized 100,000,000 shares; issued and outstanding 5,694,604 shares in 2005 and 5,690,104 shares in 2004	57	57
Additional paid-in capital	17,504	17,445
Accumulated other comprehensive loss	(1,991)	(108)
Retained earnings	21,069	17,235

Total shareholders’ equity	36,639	34,629

Total liabilities and shareholders’ equity	$48,664	$46,639

CONDENSED STATEMENTS OF INCOME

	Years ended December 31
	2005	2004	2003
	(In thousands)
INCOME:
Dividend income received from Bank	$1,175	$2,800	$1,425
EXPENSE:
Interest expense	788	568	133
Operating expenses	281	248	174

Total expense	1,069	816	307

Income before income taxes and equity in undistributed net income of subsidiaries	106	1,984	1,118
Income tax benefit	364	253	100

Income before equity in undistributed net income of subsidiaries	470	2,237	1,218
Equity in undistributed net income of subsidiaries	5,642	2,916	3,604

Net income	$6,112	$5,153	$4,822

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2005	2004	2003
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,112	$5,153	$4,822
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed net income of subsidiaries	(5,642)	(2,916)	(3,604)
Increase in other assets	(630)	(250)	(15)
(Decrease) increase in other liabilities	15	(20)	(101)

Net cash (used in) provided by operating activities	(145)	1,967	1,132

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities	—	—	(22)
Contribution to bank subsidiary	—	—	(9,000)
Contribution to nonbank subsidiary	—	—	(380)

Net cash used in investing activities	—	—	(9,402)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debentures	—	—	12,000
Proceeds from loan from subsidiary	380	—	—
Dividends paid to shareholders	(2,278)	(2,275)	(1,960)
Issuance of common stock	59	187	—

Net cash (used in) provided by financing activities	(1,839)	(2,088)	10,040

Net (decrease) increase in cash and cash equivalents	(1,984)	(121)	1,770
CASH AND CASH EQUIVALENTS at beginning of year	2,242	2,363	593

CASH AND CASH EQUIVALENTS at end of year	$258	$2,242	$2,363

SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR:
Income taxes	$2,044	$2,287	$1,916
Interest	788	568	133
SUPPLEMENTAL NON-CASH ACTIVITY—forgiveness of amount due from nonbank subsidiary upon its dissolution	$—	165	—

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. The Office of the Comptroller of the Currency requires its prior approval for a bank to pay dividends in excess of the bank’s net profits to date for that year combined with its retained net profits for the preceding two years. The amount of cash dividends available from the bank subsidiary for payment in 2005 is approximately $8,558,000 plus earnings in 2006, if any. At December 31, 2005, approximately $38,896,000 of the Company’s investment in the bank subsidiary is restricted as to dividend payments from the bank subsidiary to the Parent Company.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(21)	SUPPLEMENTAL FINANCIAL DATA

Components of other noninterest expenses in excess of 1% of total interest and noninterest income for any of the respective years are as follows:

	Years ended December 31
	2005	2004	2003
	(In thousands)
Data/item processing	$508	$517	$456
Marketing and community relations	461	388	300
Postage and courier	406	361	326
Telephone	409	353	316
Legal fees	398	240	175
Other professional services	599	465	511
Other non-credit losses	304	465	71

(22)	COMPREHENSIVE INCOME

Comprehensive income includes net income and other comprehensive income (loss) which includes the effect of unrealized gains and losses on investment securities available for sale and interest rate swaps in shareholders’ equity. The following table sets forth the amounts of other comprehensive income (loss) included in shareholders’ equity along with the related tax effect for the years ended December 31, 2005, 2004, and 2003.

	Pretax	Tax (Expense)	Net of Tax
	Amount	Benefit	Amount
	(In thousands)
2005:
Net unrealized losses on investment securities available for sale	$(2,412)	$929	$(1,483)
Net unrealized losses on interest rate swaps	(632)	243	(389)
Less reclassification adjustment for net gains realized in net income	18	(7)	11

Other comprehensive loss	$(3,062)	$1,179	$(1,883)

2004:
Net unrealized losses on investment securities available for sale	$(965)	$343	$(622)
Net unrealized losses on interest rate swaps	(573)	119	(454)
Less reclassification adjustment for net gains realized in net income	156	(60)	96

Other comprehensive loss	$(1,694)	$522	$(1,172)

2003:
Net unrealized losses on investment securities available for sale	$(1,515)	$662	$(853)
Net unrealized losses on interest rate swaps	(616)	226	(390)
Less reclassification adjustment for net gains realized in net income	100	(41)	59

Other comprehensive loss	$(2,231)	$929	$(1,302)

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(23)	PROPOSED ACQUISITION

On December 12, 2005, the Company announced that it had entered into an Agreement and Plan of Merger (the Agreement) with Concord Bank, National Association (Concord) whereby the Company will acquire all of the outstanding shares of Concord for a cash purchase price of $23.7 million. The Agreement is subject to Concord shareholders’ approval. As of December 31, 2005, total assets of Concord were approximately $116.0 million (unaudited) and shareholders’ equity was approximately $11.7 million (unaudited).

(24)	QUARTERLY FINANCIAL DATA (UNAUDITED)

The supplemental quarterly financial data is as follows:

	Quarters ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005
	(In thousands)
Interest income	$7,336	$7,575	$8,015	$8,335
Interest expense	2,300	2,440	2,715	2,819
Net interest income	5,036	5,135	5,300	5,516
Provision for loan losses	264	200	50	25
Net income	1,306	1,351	1,582	1,873
Net income per share—basic	.23	.24	.27	.33
Net income per share—diluted	.23	.24	.27	.33

	Quarters ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004
	(In thousands)
Interest income	$6,544	$6,476	$6,703	$7,105
Interest expense	1,927	2,016	2,096	2,221
Net interest income	4,617	4,460	4,607	4,884
Provision for loan losses	464	201	250	175
Net income	1,321	1,291	1,337	1,204
Net income per share—basic	0.23	0.23	0.23	0.22
Net income per share—diluted	0.23	0.23	0.23	0.22

1,250,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts are estimates except the registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$2,461
NASD filing fee	2,800
Legal fees and expenses	150,000
Accounting fees and expenses	100,000
Transfer Agent and Registrar fees	5,000
Printing and engraving expenses	35,000
Miscellaneous	4,739

Total	$300,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Georgia Business Corporation Code provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith; (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest; (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Georgia Business Corporation Code provides that directors and officers may only be indemnified for reasonable expenses in connection with the proceeding if the director or officer has met the relevant standard of conduct under the Georgia Business Corporation Code. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Georgia Business Corporation Code mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Georgia Business Corporation Code also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Georgia Business Corporation Code provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation; (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director has not met the relevant standard of conduct established by the Georgia Business Corporation Code.

Our articles of incorporation provide that the personal liability of a director to Summit or its shareholders for monetary damages for a breach of the duty of care or any other duty as a director shall be limited to an amount not to exceed the director’s compensation for services as a director during the twelve-month period immediately proceeding such breach, except that a director’s liability shall not be limited for: (i) any appropriation, in violation of a director’s duties, of any business opportunity of Summit; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for unlawful distributions of corporate funds; or (iv) any transaction from which the director derived an improper personal benefit.

II-1

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes the exhibits and is incorporated by reference herein.

(b) Financial Statement Schedules

All financial statement schedules required pursuant to this item were either included in the financial information set forth in the prospectus or are inapplicable and have therefore been omitted.

ITEM 17.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 20, 2006.

SUMMIT BANK CORPORATION

By:	/s/ Thomas J. Flournoy
Thomas J. Flournoy
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities stated and on the dates indicated.

Signature	Title	Date

* Pin Pin Chau	Director, Chief Executive Officer (Principal Executive Officer)	March 20, 2006

/s/ Thomas J. Flournoy Thomas J. Flournoy	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 20, 2006

* David Yu	Director, President	March 20, 2006

* Carl L. Patrick, Jr.	Director, Chairman of the Board	March 20, 2006

* Gerald L. Allison	Director, Vice Chairman of the Board	March 20, 2006

* Aaron I. Alembik	Director	March 20, 2006

Signature	Title	Date

* Paul C.Y. Chu	Director	March 20, 2006

* Peter M. Cohen	Director	March 20, 2006

* Jose I. Gonzalez	Director	March 20, 2006

* Jack N. Halpern	Director	March 20, 2006

* Donald R. Harkleroad	Director	March 20, 2006

* Shafik H. Ladha	Director	March 20, 2006

* James S. Lai	Director	March 20, 2006

* Sion Nyen (Francis) Lai	Director	March 20, 2006

* Shih Chien (Raymond) Lo	Director	March 20, 2006

* W. Clayton Sparrow, Jr.	Director	March 20, 2006

* Howard L. Tai	Director	March 20, 2006

* By:	/s/ Thomas J. Flournoy
Thomas J. Flournoy
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement

2.1	Agreement and Plan of Merger among Summit Bank Corporation, The Summit National Bank and Concord Bank, N.A. dated December 8, 2005 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 12, 2005)

3.1	Amended and Restated Articles of Incorporation of Summit Bank Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

3.2	Bylaws of Summit Bank Corporation, as amended (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

4.1	The rights of security holders are defined in (i) Articles Five, Six, Nine, Ten, Eleven, Thirteen, Fourteen, and Sixteen of the Amended and Restated Articles of Incorporation of Summit Bank Corporation and (ii) Articles Two, Three, Eight, Ten, and Eleven of the amended Bylaws of Summit Bank Corporation, as provided in Exhibits 3.1 and 3.2, respectively.

4.2	Indenture dated September 30, 2003 between Summit Bank Corporation and The Bank of New York relating to Trust Preferred Securities issued by the Company (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003)

5.1	Opinion of Powell Goldstein LLP

10.1*	Summit Bank Corporation 1998 Stock Incentive Plan, as of February 23, 1998 (incorporated by reference to Appendix A to the Company’s Proxy Statement filed on March 18, 1998)

10.1a*	Form of option agreement pursuant to the Summit Bank Corporation 1998 Stock Incentive Plan for employees (incorporated by reference to Exhibit 10.1a to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004)

10.1b*	Form of option agreement pursuant to the Summit Bank Corporation 1998 Stock Incentive Plan for non-employees (incorporated by reference to Exhibit 10.1b to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004)

10.2	Lease Agreement dated December 3, 1993, between Baker Dennard Co., Lessor, and The Summit National Bank, Lessee (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1993) (Main office)

10.2a	Fifth Amendment to Lease Agreement (referenced in Exhibit 10.2 and incorporating amendments One through Four), dated March 13, 2000, between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co., Lessor, and The Summit National Bank, Lessee (incorporated by reference to Exhibit 10.2a to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000) (Main office)

10.2b	Sixth Amendment to Lease Agreement (referenced in Exhibit 10.2), dated January 4, 2001 between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co, Lessor, and The Summit National Bank, Lessee (incorporated by reference to Exhibit 10.2b to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000) (Main office)

10.2c	Seventh Amendment to Lease Agreement (referenced in Exhibit 10.2), dated March 29, 2002 between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co, Lessor, and The Summit National Bank, Lessee (incorporated by reference to Exhibit 10.2c to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002) (Main office)

10.3*	Change in Control Agreement dated August 25, 1995 by and between Pin Pin Chau, President of Summit Bank Corporation and The Summit National Bank (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

Exhibit Number	Description
10.4*	Change in Control Agreement dated August 25, 1995 by and between David Yu, President of Summit Bank Corporation and The Summit National Bank (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

10.5*	Change in Control Agreement dated August 25, 1995 by and between Alec Dudley, Executive Vice President of Summit Bank Corporation and The Summit National Bank (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

10.6*	Change in Control Agreement dated May 31, 2005 by and between Thomas J. Flournoy, Executive Vice President of Summit Bank Corporation and The Summit National Bank (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 3, 2005)

10.7*	Post Retirement Compensation Agreement dated December 20, 2004 by and between Pin Pin Chau, Chief Executive Officer of Summit Bank Corporation and The Summit National Bank (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004)

10.8*	Summary of Director Compensation (previously filed)

21.1	Subsidiaries of Summit Bank Corporation

23.1	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (previously filed)

*	Denotes a management contract, compensatory plan or arrangement